

Driving Innovation. Delivering Excellence.
ADVANCING THE ENERGY LANDSCAPE

2024 ANNUAL REPORT

ACQUISITION STRATEGY UPDATE

Drilling Tools International Corp. (Nasdaq: DTI) has pursued an aggressive acquisition strategy throughout 2024 and early 2025, focusing on expanding its global footprint and enhancing its technological capabilities in the oilfield services sector. Key acquisitions include:

- Superior Drilling Products, Inc. (SDP) for $32.2 million in August 2024, integrating SDP's patented Drill-N-Ream® technology and manufacturing expertise.
- Deep Casing Tools, a UK-based company specializing in innovative downhole technology solutions, in March 2024.
- European Drilling Projects (EDP) in October 2024, strengthening DTI's presence in the Eastern Hemisphere.
- Titan Tools Services, a UK-based downhole tool rental company, in January 2025, expanding DTI's reach in the North Sea, European, and African markets.

These strategic moves align with DTI's goal of becoming a premier provider of technologically differentiated solutions in the global drilling industry. The acquisitions have enhanced DTI's product offerings, expanded its geographical presence, and strengthened its technological capabilities, particularly in downhole drilling tools and wellbore conditioning technologies.

   

343% Revenue grew by 343% from $35 million in 2012 to $155 million in 2024

75% Since 2013, DTI has improved its Total Recordable Incident Rate by 75%, resulting in a rate of 1.15 for 2024

63K+ Over 63,000 rental tools and drilling equipment in our fleet

27 DTI operates from 16 locations in North America and maintains 11 international service and support centers in Europe, Middle East, and Asia-Pacific

REVENUE
(in Millions)



- '22: $129.6
- '23: $152.0
- '24: $154.5

ADJUSTED FREE CASH FLOW [1]
(in Millions)



- '22: $16.5
- '23: $7.3
- '24: $17.2

TOTAL RECORDABLE INCIDENT RATE (TRIR) [2]



- '22: 1.21
- '23: 1.23
- '24: 1.15

(1) *Adjusted Free Cash Flow is a non-GAAP financial measure that represents net income (loss) adjusted for income tax expense/(benefit), depreciation and amortization, interest expense, net, stock option expense, management fees, gain on sale of property, loss on asset disposal, loss (gain) on remeasurement of previously held equity interest, transaction expense, other expense, net, and gross capital expenditures. Management believes this non-GAAP measure provides useful information for evaluating the Company's cash generation capabilities.*

(2) *US locations.*

DEAR FELLOW STOCKHOLDERS

"2024 was a transformative and pivotal year for Drilling Tools International (DTI)."

In 2024, DTI made significant strategic advancements and reported strong financial performance despite industry-wide headwinds. Our achievements underscore our resilience, commitment to growth, and ability to deliver results guided by our strategic plan:

"We delivered impressive Adjusted Free Cash Flow of $17.2 million, representing a remarkable 136% year-over-year growth."

- **Revenue Growth:** We achieved consolidated revenue of $154.4 million, with tool rental revenues of $117.9 million and product sales of $36.5 million. This growth was driven by strategic acquisitions and organic initiatives, particularly the successful integration of Deep Casing Tools and Superior Drilling Products. This performance is especially noteworthy given the 5% global rig count decline over the same period.

- **Profitability:** We generated adjusted EBITDA[1] of $40.1 million and adjusted net income [1] of $10.1 million, reflecting our ability to maintain profitability in a challenging market environment. Our adjusted diluted EPS[1] for 2024 was 31 cents per share, a testament to our financial discipline. Moreover, we delivered impressive Adjusted Free Cash Flow of $17.2 million, representing a remarkable 136% year-over-year growth.

- **Strategic Acquisitions:** We completed the acquisitions of Deep Casing Tools, Superior Drilling Products, and European Drilling Projects during the year, and closed on Titan Tools Services in early 2025. These acquisitions have significantly expanded our technological capabilities and global footprint, particularly in the Middle East and Europe, positioning us for long-term success. DTI's expansion into the Eastern Hemisphere was a strategic move that has already begun to pay dividends, with international revenue contribution growing from less than 1% in 2023 to approximately 8% in 2024.

"We completed the acquisitions of Deep Casing Tools, Superior Drilling Products, and European Drilling Projects during the year, and closed on Titan Tools Services in early 2025. These acquisitions have significantly expanded our technological capabilities and global footprint, particularly in the Middle East and Europe, positioning us for long-term success."

M&A UPDATE

We are pleased with the integration progress of these acquisitions, which have already started to contribute to our growth. The integration of Superior Drilling Products has provided us with valuable vertical and horizontal integration synergies, including cost savings and margin improvements. We are on track to achieve 100% of the $4.5 million in previously announced SDPI synergies by August 2025 and have identified additional synergies beyond our initial targets.

Our Deep Casing group has deployed innovative tools like the MechLok Swivel and Rubblizer, which are gaining traction globally. This success exemplifies our commitment to commercializing "good ideas" and leveraging our platform to bring innovative technologies to the market efficiently.

Our acquisition of European Drilling Projects added innovations such as the Fixed Blade product line of drilling stabilization technology and Dome Hybrid Reamer products that are steadily gaining traction across the global market. In addition, our January 2025 acquisition of Titan Tools further strengthens our distribution and rental footprint to effectively supply all these technologies to our clients in the Eastern Hemisphere.

Our RotoSteer technology continues to gain momentum, offering a cost-effective solution for drilling extended-reach horizontal wells. This innovative tool has been instrumental in expanding our customer base and enhancing our market position. Our customers consider RotoSteer a valuable option for complex drilling operations. This proprietary technology underscores our focus on creating drilling efficiencies, delivering higher margins, increased customer value, and is gaining steady commercial traction in the US land market.

OPERATIONAL OUTLOOK

DTI remains a market leader in providing downhole tool rentals for both North American land and Gulf of America deepwater drilling operations. We have maintained a strong presence on more than 50% of working locations in North America, a testament to our operational excellence and the trust our customers place in us. Our operational expertise, technologically advanced asset base, and extensive geographic reach allow us to be the product and solutions provider of choice for E&P operators and service companies worldwide.

Our safety performance in 2024 was outstanding, with a Total Recordable Incident Rate (TRIR) of 1.15, marking a significant improvement year over year. We are proud of this accomplishment and look forward to continuing our efforts to ensure a safe and healthy workplace for everyone.



LIQUIDITY AND CASH

We ended 2024 with approximately $6.2 million in cash and cash equivalents and a net debt of $47.6 million. Our improved liquidity position, including the expansion of our ABL Credit Facility from $60 million to $80 million and the addition of a $25 million term loan, provides us with enhanced financial flexibility to support our growth initiatives and execute on our M&A strategy.

LOOKING TO THE FUTURE

We are optimistic about the medium- to long-term natural gas demand outlook, particularly with new LNG capacity coming online in 2025 and 2026. DTI is well-positioned to capitalize on these trends with our expanded global footprint and differentiated technological offerings. Our 2025 outlook projects year-over-year financial improvement even in a flat market environment, with revenue expected to grow to $163-183 million and Adjusted EBITDA to $40-50 million.

We believe that our M&A framework will continue to drive growth through strategic consolidation in the oilfield services sector. Our focus on acquiring high-quality companies at attractive multiples positions us for success in the next growth cycle. We have a solid M&A process and robust pipeline that will allow us to consolidate oilfield service, product, and rental tool companies selectively and strategically. This approach, combined with our organic growth drivers and expanded product portfolio, creates a compelling investment profile for DTI.

"We have demonstrated our ability to execute our strategic plan, deliver improved results, and generate significant free cash flow throughout the cycle."

In closing, I would like to express my sincere gratitude to our exceptional team of DTI employees and to our investors for their continued support. We have demonstrated our ability to execute our strategic plan, deliver improved results, and generate significant free cash flow throughout the cycle. We remain committed to delivering value to our stockholders through innovation, safety, and customer service.

Thank you for your continued support and trust in DTI.

R. Wayne Prejean
President and Chief Executive Officer
April 2, 2025

(1) *Adjusted EBITDA, adjusted EBITDA margin, and adjusted free cash flow are non-GAAP financial measures. See "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Measures" in our Annual Report on Form 10-K included in this annual report to stockholders for a reconciliation of these non-GAAP measures to the most directly comparable financial measures calculated and presented in accordance with U.S. generally accepted accounting principles ("GAAP").*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM**   **TO**

Commission File Number 001-41103

DRILLING TOOLS INTERNATIONAL CORPORATION
(Exact name of Registrant as specified in its Charter)

Delaware	**87-2488708**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
3701 Briarpark Drive	
Suite 150	
Houston, Texas	**77042**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (832) 742-8500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	DTI	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐   NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐   NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒   NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☑		Smaller reporting company	☑
Emerging growth company	☑			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐   NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on June 30, 2024, was $167 million.

The number of shares of Registrant's Common Stock outstanding as of March 14, 2025 was 35,592,737.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K (e.g., Part I, Part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) Any proxy or information statement; and (3) Any prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act of 1933. The listed documents should be clearly described for identification purposes (e.g., annual report to security holders for fiscal year ended December 24, 1980)

Table of Contents

PART I

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains and incorporates by reference estimates, projections, statements relating to our business plans, objectives, and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report, including the following sections: "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward-looking statements generally are identified by the words "may," "believe," "anticipate," "expect," "plan," "predict," "estimate," "will be," or other similar words and phrases. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. We describe risks and uncertainties that could cause actual results and events to differ materially in "Risk Factors" (Part I, Item 1A of this Form 10-K), "Management's Discussion and Analysis of Financial Condition and Results of Operation" (Part II, Item 7), and "Quantitative and Qualitative Disclosures about Market Risk") (Part II, Item 7A). We undertake no obligation to update or publicly revise any forward-looking statements, whether because of new information, future events, or otherwise, except to the extent required by applicable law.

Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include, but are not limited to:

- the demand for our products and services, which is influenced by the general level activity in the oil and gas industry;

- our ability to retain our customers, particularly those that contribute to a large portion of our revenue;

- our ability to employ and retain a sufficient number of skilled and qualified workers, including our key personnel;

- the impact of our status as an emerging growth company and smaller reporting company;

- our ability to source tools at reasonable cost;

- our customers' ability to obtain required permits or authorizations from applicable governmental agencies and other third parties;

- our ability to market our services in a competitive industry;

- our ability to execute, integrate and realize the benefits of acquisitions, and manage the resulting growth of our business;

- our ability to obtain new technology that may become prevalent in the oilfield services ("OFS") industry;

- potential liability for claims arising from damage or harm caused by the operation of our tools, or otherwise arising from the dangerous activities that are inherent in the oil and gas industry;

- the impact of the COVID-19 pandemic;

- the impact of the ongoing Russia-Ukraine and Israel-Hamas conflicts on the global economy;

- application of oilfield anti-indemnity limitations enacted by certain states;

- our ability to obtain additional capital;

- the impact of restrictive covenants in the Amended and Restated Revolving Credit, Security and Guaranty Agreement among Drilling Tools International, Inc., certain of its subsidiaries, Drilling Tools International Corporation and PNC Bank, National Association, dated as of March 15, 2024 (the "Credit Facility Agreement");

- the impact of indebtedness incurred to execute our long-term growth strategy;

- potential political, regulatory, economic and social disruptions in the countries in which we conduct business, including changes in tax laws or tax rates;

- our dependence on our IT systems, in particular customer order management portal and support system ("COMPASS"), for the efficient operation of our business;

- the impact of a change in relevant accounting principles, enforcement of existing or new regulations, and changes in policies, rules, regulations, and interpretations of accounting and financial reporting requirements;

- the impact of adverse and unusual weather conditions on our operations;

- our ability to comply with applicable laws, regulations and rules, including those related to the environment, greenhouse gases and climate change;

- our ability to protect our intellectual property rights or trade secrets;

- our ability to maintain an effective system of disclosure controls and internal control over financial reporting;

- the potential for volatility in the market price of the Common Stock;

- the fact that the price per share of Common Stock paid by certain Selling Stockholders is less than the price of such shares as of the date of this prospectus;

- the impact of increased legal, accounting, administrative and other costs incurred as a public company, including the impact of possible shareholder litigation;

- the potential for issuance of additional shares of DTIC Common Stock or other equity securities;

- our ability to maintain the listing of the Common Stock on Nasdaq;

- the impact of industry or securities analysts changing their recommendation, or failing to cover, the Common Stock; and

- other risks and uncertainties described in this prospectus, including those under the section entitled "Risk Factors."

Item 1. Business.

Unless the context otherwise requires, all references in this section to the "Company," "DTIC," "we," "us," or "our" refer to the business of Drilling Tools International Corporation and its consolidated subsidiaries following the consummation of the Merger (defined below), and to Drilling Tools International Holdings, Inc. and its consolidated subsidiaries prior to the consummation of the Merger.

Our Company

Drilling Tools International Corporation, a Delaware corporation ("DTIC" or the "Company"), is a global oilfield services company that designs, engineers, manufactures and provides a differentiated, rental-focused offering of tools for use in onshore and offshore horizontal and directional drilling operations, as well as other cutting-edge solutions across the well life cycle.

Drilling and producing oil and gas is a complex endeavor that requires tools of various shapes and sizes. Many of our customers rent these tools, as opposed to owning them, because of the many factors that affect which tools are needed for a specific task. Such factors include different formations, drilling methodologies, drilling engineer preferences, drilling depth and hole size. We believe that we are successful because we meet our customers' wide demands by operating from multiple locations with over 63,000 tools in our fleet.

We are led by an accomplished management team that has significant experience in the oil and gas industry and has worked together for much of the last decade. Since 2012, we have grown the business and strengthened our standing in the industry. Specifically, we have:

- Grown our revenue by 340%, from $35 million in 2012 to $154 million in 2024;

- Substantially increased our market share within North American land drilling, in which we are the market leader, based on the percentage of active projects to which we supply tools, and regularly have active tool rentals on more than 50% of working locations;

- Expanded our footprint from 3 to 16 service and support centers in North America, allowing us to serve all major oil and gas producing basins in North America land and offshore;

- Established 11 additional International service and support centers across Europe, Middle East, and Asia-Pacific;

- Acquired Superior Drilling Products ("DPD"), Deep Casing Tools ("DCT"), and European Drilling Projects ("EDP");

- Become the market leader in Gulf of Mexico ("GOM") deepwater drilling operation tool rentals, based on the percentage of active projects to which we supply tools, growing from serving only a single GOM project in 2012;

- Upgraded our customer base from one comprised primarily of independent directional service providers to one comprised of major diversified oilfield service companies ("OSCs") and global exploration and production ("E&P") operators;

- Built a large sales and marketing organization focused on team selling; and

- Secured distribution rights for emerging technologies that fulfill the growing demand for longer horizontal drilling.

Operating Activities

Our operating activities are divided into four divisions:

- ***Directional Tool Rentals ("DTR")*** — Our DTR division is a leading provider of downhole tools to directional drilling and upstream energy customers in both land and offshore markets, based on the percentage of active rigs to which we supply tools in the geographies in which we are active. DTR maintains a fleet of over 23,000 tools and accounted for approximately 50% of our 2024 revenue. DTR rents drill collars, stabilizers, sub-assemblies and other tools used in horizontal and directional drilling of oil and natural gas. We charge our customers a day rate, monthly rate or per-well rate, and customers are required to compensate us for lost or damaged tools. DTR operates ten full-service locations and additional stocking points in key locations. DTR is our core division and operates in all markets which we serve.

- ***Premium Tools Division ("PTD")*** — PTD rents drill pipe, drill collars, kellys, pup joints, work strings, blowout preventers and production tubing to drilling operators across the United States. PTD accounted for approximately 17% of our 2024 revenue. PTD's fleet of drill pipe includes approximately 1,000,000 feet of drill pipe and tubing in diameters ranging from 3.5-inch to 5.5-inch with premium connection licenses from qualified suppliers. We typically rent drill pipe under longer term (but still less than 1 year) contracts under which the customer is responsible for tools lost or damaged tools while in its possession. This division operates two full-service locations and one stocking point.

- ***Wellbore Optimization Tools ("WOT")*** — WOT rents the Drill-N-Ream, the leading wellbore conditioning tool, based on the percentage of active rigs that are candidates for wellbore conditioning where Drill-N-Ream is deployed and used in horizontal and directional drilling. Additionally, WOT rents the RotoSteer, a unique and novel tool enabling customers to continuously rotate the drill string during sliding. The RotoSteer improves the rate of penetration, reduces torque and drag of the drill string. WOT accounted for approximately 21% of our 2024 revenue. Drill-N-Ream conditions the wellbore during the drilling process, making it easier to back out of the hole once drilling is finished and clean the wellbore during the drilling process. This tool saves customers time and money by enabling operators to extend the length of their wellbore at a lower cost. RotoSteer enables the continuous rotation of the drill string during the drilling process, eliminating the need for agitation tools while attending the benefits of a rotary steerable in extended reach applications. We generally charge customers on a per foot basis and the customer is responsible for tools that are lost or damaged while in its possession. A specialized group of salespeople and service personnel regularly visit drill sites to support our customers in their use of our tools.

- ***Other Products & Services, including Downhole Inspection Solutions, Downhole Machining Solutions, and the Desanders product ("Other Products & Services")*** — DTI's Other Products and Services division includes Downhole Inspection Solutions & Downhole Machining Solutions and primarily provides inspection and machining services to our DTR, PTD and WOT divisions and a few select customers. This enables us to manage maintenance and repair of tools, which in turn empowers us to maximize their uptime. Additionally, Other Products & Services includes the downhole desander, which includes our product line designed for downhole sand and gas mitigation for rod pump applications. Other Products & Services accounted for approximately 2% (net of eliminations) of our 2024 revenue.

- ***New Acquisitions*** — On March 15, 2024, the Company completed the acquisition of Casing Technologies Group Limited ("CTG"). CTG is incorporated in the United Kingdom and is the holding company of its wholly owned subsidiary, Deep Casing Tools ("DCT"). DCT specializes in the design, engineering, and manufacturing of a range of patented and innovative products for well construction, well completion, and casing installation processes for the global oil and gas sector. Additionally, on July 31, 2024, we completed an acquisition with Superior Drilling Products, Inc. ("SDPI"). SDPI is an innovative drilling and completion tool technology company providing cost saving solutions that drive production efficiencies for the oil and natural gas drilling industry. In addition, SDPI is a manufacturer and refurbisher of polycrystalline diamond compact drill bits for leading oil field services companies. The SDPI acquisition allows the company to vertically integrate around our proven and successful Drill-N-Ream tool, gain global rights to run this tool, continue the Vernal, UT bit repair business supporting major OEMs of PDC drill bits, and leverage their high-spec machine shop. In addition, we acquired over 30 patents and patents pending, the majority of which have been granted. Lastly, on October 3, 2024, the Company completed the acquisition of European Drilling Projects B.V. ("EDP"), a private company with limited liability, registered in the Dutch Commercial Register. EDP is a global provider of next-generation stabilizers, specialty reamers, and wellbore optimization technology for the drilling industry. The integration of EDP's expertise aligns with the Company's international growth strategy and commitment to technological differentiation. The acquisition of EDP aims to reinforces the Company's position as a leader in providing innovative drilling solutions to the global oil and gas industry. The new acquisitions accounted for approximately 10% of total revenue in 2024.

Our Industry

The Role of Rental Tool Companies in the Production of Oil and Gas

Wellbore construction is a critical stage in the production of oil and gas. Wellbore construction is comprised of drilling the wellbore, logging the target producing formation to determine if commercial amounts of hydrocarbons exist, installing casing, cementing casing and performing completion procedures to prepare the well for production. Even after wellbore construction is complete, production products and services are needed over the well's full life cycle.

Oil and gas companies typically hire a drilling contractor with an appropriate drilling rig to begin wellbore construction. However, drilling contractors generally do not have all the necessary tools to complete the project, and instead focus their business on the rig and its main components and rarely rent tools on behalf of oil and gas operators. Instead, oil and gas companies prefer to procure the products and services involved in drilling and subsequent procedures on a temporary basis from entities operating in the oil field services ("OFS") industry. This enables them to obtain the best quality, service, and pricing value directly from the service and equipment suppliers. As a result, upon completion of the well, the oil and gas operator does not hold assets that it no longer needs.

The tools provided by rental tool companies vary from select bottom hole assembly components, drill string tools, pressure control devices and a wide variety of specialty items. Rental tool companies purchase assets and rent them to their oil and gas operator customers, who in turn use these tools to complete their respective projects. Rental tool companies typically charge daily rental fees, but fees also can be structured as hourly, footage, weekly, or monthly charges. Rental tool companies also bill customers for repair charges if tools are damaged beyond normal wear and tear. In addition, if the tools are lost in the well, or damaged beyond repair, the customer is charged a replacement fee. Rental tool companies' ability to charge such fees are particularly important in light of the acceleration of drilling rates, as such acceleration continues the trend of customers consistently damaging tools (although recovery events have decreased year over year). We believe that this commercial arrangement has been standard practice in the industry for over 70 years. Given the cyclical nature of the oil and gas industry, commercial terms will be more favorable to rental tool companies when oil and gas industry activity is higher.

Oil and Gas Drilling Activity

Rental tool companies' financial and operating results are tied to the level of oil and gas drilling activity in their respective regions of operation, which, in our case, spans across both the Eastern and Western Hemispheres. Historically, the level of activity was measured by the number of active drilling rigs. For the years ended December 31, 2024 and 2023, the monthly average Western Hemisphere rig count was 940 and 1,040 rigs, respectively, or a decrease of 10%. Additionally, for the years ended December 31, 2024 and 2023, the monthly average Eastern Hemisphere rig count was 747 and 732 rigs, respectively, or an increase of 2%

Drilling rigs now operate faster and drill longer laterals, resulting in more efficient production than ever before. Accordingly, we believe that well count and feet drilled are additional indicators of the level of oil and gas drilling activity.

Our Strategy

We intend to (i) maximize the profitability of our core rental tool business, (ii) commercialize new high-value rental tools that make the drilling process more efficient (iii) extend our reach into other segments of a well's lifecycle, such as completion and production and (iv) expand geographically. We intend to execute our strategy through the following:

- *Increase sales to E&P operators* — E&P operators are the most profitable and financially robust end users of rental tools. As a result, in 2014, we began to expand our customer base by targeting these companies. We have subsequently grown the percentage of our revenue derived from E&P operators from less than 10% in

2014 to over 45% in 2024. We believe that we can continue increasing the amount of business we do with E&P operators through persistent selling efforts, excellent customer service and strategically expanding our rental tool fleet with differentiated new tools. We strive to maintain business relationships and brand recognition with both E&P operators, drilling contractors, and service companies. Some E&P operators have implemented a strategy to go directly to suppliers and de-bundle directional drilling service providers in order to get the tools they want and extract value from that de-bundling process. By ensuring we have a business path to both the E&P operators and the directional drilling service companies, we believe we are in a position to win business regardless of the commercial profile of the end user.

- *Maximize the uptime of our rental tool fleet* — We only earn a return from tools that are being rented. Accordingly, we strive to minimize the number of tools that are unused or awaiting repair. We intend to do so by leveraging DTI's Customer Order Management Portal and Support System ("COMPASS"), which empowers us to transfer tools from facilities where they are under-utilized to those where they are in greatest demand. COMPASS also enables us to stock the optimal number of a particular tool, such that we have enough inventory to meet all customer needs without having excess inventory and thereby stranding capital. See "— Our Competitive Strengths — COMPASS inventory management system." Our inspection, machining and robotic capabilities also allow us to maximize the uptime of our rental tool fleet because we can control these critical functions and return our rental tools to service.

- *Further professionalize the organization* — Historically, rental tool companies' success was largely tied to their ability to provide customers with ancillary benefits and perks, such as golf outings and meals. While safety standards existed, compliance therewith was not typically audited. Moreover, operating facilities were unimpressive and rarely visited by customers, rental tools were worn and inexact, and quality audits were uncommon. Today, however, safety and quality standards are far more exacting. Accordingly, rental tool companies must be professional, transparent and sophisticated. As the oil and gas industry professionalizes, all segments of the industry are increasingly evaluated based on a strict set of criteria that includes safety, ability to fulfill tool orders, the presence of repeatable and verifiable processes and procedures, billing accuracy and "one-stop shop" capabilities. While rental tool companies must maintain relationships with customers, they must also have auditable and repeatable processes to win business. We have transformed our business in light of the new normal, allocating resources to ensure we meet our customers' high expectations. We believe that many of our competitors have not made this transition. We intend to press this advantage by continuing to professionalize our workforce and processes, thereby widening the gap between us and our competitors.

- *Execute accretive mergers and acquisition* — We have a long track record as a private company of successfully integrating acquired businesses. During 2024, we continued to be acquisitive, announcing and/or closing on four M&A transactions. Because of our industry reputation, we are frequently presented with acquisition opportunities. However, given capital limitations broadly across OFS in recent years, we have not been able to proceed with many of these transactions. From 2010 to 2016, significant capital flowed into the OFS sector, led by energy-focused private equity firms that typically have investment horizons of ten years or less. Although many of these investments are now more than ten years old, the private equity firms have no clear path to achieving liquidity since limited new capital is entering the energy industry. We believe we have compelling accretive acquisition opportunities, the purchase price consideration for which can be shares of Common Stock and other forms of consideration. Given their relationships in the industry, the members of our management team can source attractive acquisition targets. We intend to focus our acquisition activity on the downhole rental tool sector. We believe that an ability to provide additional rental products will further embed us with our customers, and acquired companies would benefit from our customer relationships (MSAs), facilities, salesforce and industry reputation. Because the owners of many companies in our target sectors have limited options to realize liquidity, we believe we can attain attractive purchase prices that are highly accretive to our valuation metrics.

- *Partner with leading drilling tool producers* — We intend to differentiate ourselves from our competitors by partnering with leading drilling tool producers, thereby empowering us to rent value-added tools to which our competitors do not have access. We have a track record of partnering with drilling tool producers to achieve mutually beneficial results. For example, we have entered into an exclusive distribution agreement with CT Energy Services ("CTES"), a Canadian firm that developed the HydroClutch. This tool, which we have rebranded as RotoSteer, allows drillers to use an alternative method of horizontal well drilling. By using RotoSteer, customers can enhance levels of performance with the traditional methods of horizontal well drilling, and lower cost with significantly lower risk. We finalized an agreement with CTES in the third quarter of 2022. On February 6, 2023, we completed a purchase of a motor shop and downhole motor product line that supports our RotoSteer offering. We are now able to service our fleet of RotoSteer tools. The RotoSteer was commercially launched in 2023 and has seen continued success throughout 2024. We believe that our RotoSteer tool business has the potential to achieve a commanding market share in the United States in the next three to five years. We believe that there is an opportunity to expand our RotoSteer offering into the international market.

- *Expand international operations* — During 2024, we increased our internal footprint by completing 2 international acquisitions, expanding from 4 international service and support centers to 11. We intend to continue to expand our international footprint, organically and by acquiring identified targets. While we intend to maintain and grow our current North American business, we intend to increase the percentage of our revenue and income derived from outside of North America. To successfully implement this strategy, we will need to continue to make several strategic acquisitions and invest additional capital.

Our Competitive Strengths

To implement the strategies discussed above, we plan to leverage the following competitive strengths:

- *Experienced management team with significant industry experience* — We are led by oil and gas industry veterans with experience spanning many decades, industry cycles and segments of the oil and gas industry. Our President and Chief Executive Officer ("CEO"), Wayne Prejean, began his career in 1979 as an entry-level service technician on an offshore drilling platform in the GOM, providing monitoring equipment for producing wells. In 1981, he joined a new firm providing guidance and survey tools for directional drilling services. Throughout the 1980s, Mr. Prejean became a directional drilling operator, supervisor and manager, using novel techniques in the nascent horizontal and directional drilling processes. Mr. Prejean spent the next 20 years in senior management roles, developing and growing numerous successful companies in multiple sectors of the industry. Mr. Prejean became our CEO in 2013. Mr. Prejean's industry expertise, paired with that of the other members of our management team, is a significant strength. Every member of the management team has worked at a major OSC. Accordingly, our team understands corporate structure, internal processes and the needs of our customers. As a result, the management team helps us become an integral part of our customers' operations. Many members of our management team have worked together over the past ten years and have helped us transform from a small, entrepreneurial company with few processes and procedures, less sophisticated customers and few operating locations into a professional company serving leading OSCs and E&P operators from 16 locations in North America and 11 international stocking points in Europe and the Middle East.

- *Large fleet of rental tools meeting our customers' needs* — We operate and maintain a large rental tool fleet that is dispersed across most of the oil and gas producing regions of the U.S. and Canada. Our fleet is significantly concentrated in the Permian Basin, one of the world's most prolific oil and gas fields. We have recently expanded into Europe and the Middle East via partnerships with existing suppliers and multiple acquisitions. The tools that make up a bottom hole assembly and a drill string vary widely due to the differing nature of oil and gas formations, hole sizes, wellbore design, connections and drilling engineer preferences. Therefore, it is not efficient for even the largest diversified OSCs, such as Baker Hughes Company, Phoenix Technology Services LP, and SLB (formerly Schlumberger Limited), to maintain their own rental tool fleet. Furthermore, high-quality customers expect rental tool companies to meet all their tool needs. Thus, without a sizeable rental tool fleet, smaller providers cannot secure large contracts covering multiple geographic locations. The sheer number of tool variations and the substantial cost to replicate a rental tool fleet serve as barriers to entry for new competitors in the downhole rental tool industry.

- *Master Service Agreements with leading customers* — We have over 340 master service agreements ("MSAs") with leading OSCs and E&P operators as of December 31, 2024. An MSA is necessary to do business with many of our customers. Obtaining an MSA requires both time and a relationship with the customer. Additionally, to enter into MSAs with its customers, a rental tool company must demonstrate a record of safety, repeatable processes and procedures and, in some cases, industry certifications such as API (American Petroleum Institute) and ISO (International Organization for Standards). A rental tool company must also satisfy numerous site and job specific quality criteria. We possess all certifications that are required by our customers, have a robust quality assurance department and regularly satisfy customer audits. Many smaller rental tool providers cannot meet the stringent requirements set out by world-leading OSCs and E&P operators.

- *Wide distribution network* — In 2012 we had three facilities. We have since grown our physical footprint significantly, and now operate from 16 locations in North America, including five facilities in the Permian Basin (two in Midland, Texas, two in Odessa, Texas and one in Carlsbad, New Mexico). Our ability to support customers across all of North America is critical to winning business because our customers operate across the continent. Most of these facilities operate 24 hours per day, 365 days per year, and many are equipped with machining and welding capabilities to facilitate in-house tool repair, which maximizes turnaround time and minimizes downtime. In addition to our North American facilities, we have 11 international stocking points in Europe, Middle East, and Asia-Pacific. We can meet many of our customers' rental tool needs in every location in which they operate.

- *COMPASS inventory management system* — In 2016, we began designing COMPASS, a proprietary inventory and order management system. COMPASS enables customers to place orders online using a streamlined interface similar to the "Add to Cart" function provided by many online retailers. Every tool available for rental on COMPASS is accompanied by a description, a photograph and all relevant connection, size and raw material information. Customers can create a custom basket, thereby allowing them to more efficiently place repeat orders. COMPASS provides customers with full transparency on tool orders and account status with all-day instant access and customized automated scheduling reports. We believe that none of our competitors are making a similar technological transition. COMPASS has helped us maximize fleet utilization. Specifically, COMPASS generates reports that enable facility managers to identify slow-moving or under-utilized tools and to "right size" the rental tool fleet at each location. Thus, instead of purchasing or building a new tool when needed at a busy facility, the tool can be moved from a facility where it is not currently being utilized. Awareness of an asset's use enables us to increase rental tool utilization and maximize return on capital.

- *Large, talented salesforce with deep customer relationships* — Our salespeople specialize in a particular tool type (e.g., drilling tools, wellbore optimization tools and drill pipe) and support all locations where our customers operate. Our salespeople are divided into two teams: city-sales and field-sales. The city-sales team focuses its efforts on customers' corporate offices, striving to establish and maintain long-term relationships that can culminate in multi-year first call supply agreements with detailed pricing arrangements. The field-sales team focuses its efforts on customers' drilling rigs and field offices. The field-sales team seeks to fulfill customers' needs that are specific to ongoing or soon-to-launch projects. Whether a member of our city-sales team or our field-sales team, each salesperson focuses on providing customers the right tools when and where those tools are needed.

Customers

Our customer base is comprised of: (i) diversified OSCs, which account for approximately 46% of 2024 revenue, including but not limited to Baker Hughes Company, Halliburton Company, Phoenix Energy, and SLB (formerly Schlumberger); (ii) E&P operators, which account for, account for approximately 48% of 2024 revenue, included but not limited to Chevron, BPX Energy, EOG Resources Inc., Occidental Petroleum Corporation, Pioneer Energy Services Corp.; and (iii) oil and gas equipment manufacturers, which account for approximately 6% of 2024 revenue, including but not limited to Liberty Lift Solutions and National Oilwell Varco.

Conducting business with top tier customers requires world class service quality, safety and auditable work processes. These operating requirements are contained in MSAs with our clients. Obtaining MSAs can be difficult and time-consuming. We believe this creates a barrier to entry for smaller, less competent providers and provides us an industry advantage.

Employees and Employee Safety

We have 447 employees and contractors, all of whom were full-time. Our workforce includes over 33 sales professionals who are divided between city-sales and field-sales teams. Keeping our workforce safe and healthy is a key priority, and management is committed to ensuring our employees return home safely after each shift. In 2018, we implemented "Safety Now," a rigorous safety program that is part of DTI's Safe, Inspired, Productive incentive program ("SIP"). SIP has helped reduce our total recordable incident rate from 2.3 in 2018 to 1.15 in 2024, which is lower than the industry average. The success of SIP is necessary for us to do business with many of our customers, including Baker Hughes Company, EOG Resources Inc., Occidental Petroleum Corporation and SLB.

Properties

We operate from 16 locations in North America and maintain 11 international stocking points in Europe, Middle East, and Asia-Pacific as shown below:



Government Regulation and Environmental, Health and Safety Measures

Our business is significantly affected by federal, state and local laws and other regulations. These regulations primarily impact the operation of our facilities. The laws and regulations relate to, among other things:

- worker safety standards;
- the protection of the environment; and
- waste management, with respect to both fluids and solids.

Our internal environmental group monitors our compliance with applicable laws and regulations. We also engage third parties to review our compliance with such.

We cannot predict the level of enforcement of existing laws and regulations or how such laws and regulations may be interpreted by enforcement agencies or court rulings in the future. We also cannot predict whether additional laws and regulations will be adopted, including changes in regulatory oversight, increase of federal, state or local taxes, increase of inspection costs, or the effect such changes may have on us, our business or our financial condition.

Competition

We believe that there are a limited number of competitors in the oil and gas drilling rental tools industry. It is our view that we enjoy a competitive advantage with respect to these competitors due to our large relevant tool inventory, strong management team and significant scale.

Corporate Information

Our operations date to the founding of Directional Rentals, Inc. in 1984. Its name was changed to "Drilling Tools International, Inc." in 2014, and it is a wholly owned subsidiary of DTIH. As a result of the Business Combination, DTIH became a wholly owned subsidiary of ROC. In connection with the Business Combination, ROC changed its name to "Drilling Tools International Corporation". Our website address is www.drillingtools.com. The information found on our website is not part of this or any other report we file with, or furnish to, the SEC and is expressly not incorporated by reference into this document. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available on our website, free of charge, as soon as reasonably practicable after such reports are filed with, or furnished to, the SEC. Alternatively, you may access these reports at the SEC's website at www.sec.gov.

Item 1A. Risk Factors.

Summary of Risk Factors

The following is a summary of the risk factors our business faces. The list below is not exhaustive, and investors should read this "Risk Factors" section in full.

Summary of Risk Factors Related to our Business

- Demand for our products and services depends on oil and gas industry activity and customer expenditure levels, which are directly affected by trends in the demand for, and price of, crude oil and natural gas as well as the availability of capital.
- Growth in U.S. drilling activity, and our ability to benefit from such growth, could be adversely affected by any significant constraints in equipment, labor or takeaway capacity in the regions in which we operate.
- We depend on a relatively small number of customers in a single industry. The loss of an important customer could adversely affect our business, results of operations and financial condition.
- We may be unable to employ a sufficient number of skilled and qualified workers to sustain or expand our current operations.
- Our business depends on the continuing services of certain of our key managers and employees.
- We are an emerging growth company and smaller reporting company and as such are subject to various risks unique only to emerging growth companies and smaller reporting companies, including but not limited to, no requirement to provide an assessment of the effectiveness of internal controls over financial reporting.
- The lack of availability of the tools we purchase to rent to our customers and inflation may increase our cost of operations beyond what we can recover through price increases.
- Delays in obtaining, or inability to obtain or renew, permits or authorizations by our customers for their operations could impair our business.
- Competition within the oil and gas drilling tool rental industry may adversely affect our ability to market our services.
- We may fail to fully execute, integrate, or realize the benefits expected from acquisitions, which may require significant management attention, disrupt our business and adversely affect our results of operations.
- New technology may cause us to become less competitive.
- We rent tools used in the drilling of oil and gas wells. This equipment may subject us to liability, including claims for personal injury, property damage and environmental contamination, or reputational harm if it fails to perform to specifications.
- Our operations, and those of our customers, are subject to hazards inherent in the oil and gas industry, which could expose us, and our customers, to substantial liability and cause us to lose substantial revenue.
- Oilfield anti-indemnity provisions enacted by many states may restrict or prohibit a party's indemnification of us.

- Restrictive covenants in the Credit Facility Agreement could limit our growth and our ability to finance our operations, fund our capital needs, respond to changing conditions and engage in other business activities that may be in our best interests.
- Restrictive covenants in the Credit Facility Agreement could limit our growth and our ability to finance our operations, fund our capital needs, respond to changing conditions and engage in other business activities that may be in our best interests.
- We may incur indebtedness to execute our long-term growth strategy, which may reduce our profitability.
- Political, regulatory, economic and social disruptions in the countries in which we conduct business could adversely affect our business or results of operations.
- We may not be able to manage our growth successfully.
- A failure of our information technology infrastructure and cyberattacks could adversely impact us.
- Our results of operations and financial condition could be negatively impacted by changes in accounting principles.
- Adverse and unusual weather conditions may affect our operations.

Summary of Risk Factors Factors Related to Legal and Regulatory Matters

- Our operations require us to comply with various domestic and international regulations, violations of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
- We are exposed to political, economic and other risks that arise from operating a multinational business.
- The imposition of new or increased international tariffs may have a material adverse effect on our business, financial condition and results of operations.
- Compliance with environmental laws and regulations may adversely affect our business and results of operations.
- Existing or future laws and regulations related to greenhouse gases and climate change and related public and governmental initiatives and additional compliance obligations could have a material adverse effect on our business, results of operations, prospects, and financial condition.
- Changes in tax laws or tax rates, adverse positions taken by taxing authorities and tax audits could impact our operating results.
- If we are unable to fully protect our intellectual property rights or trade secrets, we may suffer a loss in revenue or any competitive advantage or market share we hold, or we may incur costs in litigation defending intellectual property rights.
- As a result of plans to expand our business operations, including to jurisdictions in which tax laws may not be favorable, our obligations may change or fluctuate, become significantly more complex or become subject to greater risk of examination by taxing authorities, any of which could adversely affect our after-tax profitability and financial results.

Summary of Risk Factors Related to Ownership of the Common Stock

- If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which may adversely affect investor confidence in us and, as a result, the market price of the Common Stock.
- The market price of the Common Stock may be volatile, which could cause the value of your investment to decline.
- We may require additional capital to support our operations or the growth of our business, and we cannot be certain that this capital will be available on reasonable terms when required, or at all.
- As a public company, we will incur significant increased expenses and administrative burdens which could have an adverse effect on our business, financial condition and operating results.
- Our Second Amended and Restated Certificate of Incorporation of DTIC ("Certificate of Incorporation") designates specific courts as the exclusive forum for substantially all stockholder litigation matters, which could limit the ability of our Stockholders to obtain a favorable forum for disputes with us or our directors, officers or employees.
- Shareholder litigation and regulatory inquiries and investigations are expensive and could harm our business, financial condition and operating results and could divert management attention.
- Past performance by our management team may not be indicative of future performance of an investment in us.
- HHEP-Directional, L.P. and its affiliates, partners, and associated entities ("HHEP") own a significant equity interest in us and may take actions that conflict with your interests.
- Sales of substantial amounts of Common Stock in the public markets, or the perception that such sales could occur, could reduce the price that the Common Stock might otherwise attain.
- We may issue additional shares of Common Stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of your shares.
- We have access to a significant amount of cash and our management has broad discretion over the use of that cash. Our management may use the cash in ways that our Stockholders may not approve.
- Because there are no current plans to pay cash dividends on the Common Stock for the foreseeable future, you may not receive any return on investment unless you sell the Common Stock at a price greater than what you paid for it.

- DTIC's sole material asset is its direct equity interest in DTIH and, accordingly, it is dependent upon distributions from DTIH to pay taxes and cover its corporate and other overhead expenses and pay dividends, if any, on the Common Stock.
- Nasdaq Capital Market ("Nasdaq") may delist the Common Stock from trading, which could limit investors' ability to execute transactions in the Common Stock and subject us to additional trading restrictions.
- If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding the Common Stock adversely, the price and trading volume of the Common Stock could decline.

Risks Related to Our Business

Demand for our products and services depends on oil and gas industry activity and customer expenditure levels, which are directly affected by trends in the demand for, and price of, crude oil and natural gas as well as the availability of capital.

Demand for our products and services depends primarily upon the general level of activity in the oil and gas industry, including the number of drilling rigs in operation, the number of oil and gas wells being drilled, the depth and drilling conditions of these wells, the volume of production, the number of well completions and the cumulative feet drilled, the level of well remediation activity, and the corresponding capital spending by oil and gas companies. Oil and gas activity is in turn heavily influenced by, among other factors, current and anticipated oil and natural gas prices locally and worldwide. Historically, such prices have been volatile, and declines, whether actual or anticipated, thereof could negatively affect the level of oil and gas activity and related capital spending. Decreases in oil and gas activity and related capital spending could, in turn, adversely affect demand for our products and services and, in certain instances, result in the cancellation, modification or curtailing of demand for our services and the ability of our customers to pay us for our products and services. These factors could have an adverse effect on our business, results of operations, financial condition and cash flows.

Factors affecting the prices of oil and natural gas include, but are not limited to, the following:

- demand for hydrocarbons, which is affected by worldwide population growth, economic growth rates and general economic and business conditions;

- available excess production capacity within the Organization of Petroleum Exporting Countries ("OPEC") and the level of oil and gas production by non-OPEC countries;

- oil and gas inventory levels, production capacity and investment levels;

- the continued development of shale plays which may influence worldwide supply;

- transportation differentials associated with reduced capacity in and out of the storage hub in Cushing, Oklahoma;

- costs of exploring for, producing and delivering oil and natural gas;

- political and economic uncertainty and geopolitical unrest;

- oil refining activity and shifts in end-customer preferences toward fuel efficiency and increased transition to electric vehicles;

- conservation measures and technological advances affecting energy consumption;

- government initiatives to address greenhouse gas emissions and climate change, including incentives to promote alternative energy sources;

- potential acceleration of the commercial development of alternative energy sources and adjacent products, such as wind, solar, geothermal, tidal, fuel cells and biofuels;

- access to capital and credit markets and investors' focus on shareholder returns, which may affect our customers' activity levels and spending for our products and services;

- changes in laws and regulations related to hydraulic fracturing activities, saltwater disposal or oil and gas drilling, particularly on public properties;

- changes in environmental laws and regulations, including those relating to the use of coal in power plants, as such laws and regulations can impact the demand for natural gas;

- adverse weather conditions, changes in weather patterns and natural disasters, including those related to climate change;

- supply disruptions in key oil producing regions;

- terrorist attacks and armed conflicts, including the current conflict between Russia-Ukraine and Israel-Hamas, which could cause temporary price increases, thereby dampening demand; and

- global pandemics

The oil and gas industry is cyclical and has historically experienced periodic downturns. These downturns have been characterized by diminished demand for our products and services and downward pressure on the prices we charge. These downturns generally cause many E&P companies to reduce their capital budgets and drilling activity. Any future downturn or expected downturn could result in a significant decline in demand for OFS and adversely affect our business, results of operations and cash flows.

Customer expenditure levels could also drop if our customers face difficulty in accessing capital. If commodity prices drop, our customers may face liquidity constraints and the deterioration of their respective credit worthiness. Moreover, our customers may have limited viable financing alternatives in light of unfavorable lending and investment policies held by financial institutions associated with concerns about environmental impacts of the oil and gas industry or its products. Similarly, certain institutional investors have divested themselves of investments in this industry. If any of our customers experience any of these challenges, they may reduce spending, which could adversely affect our business, results of operations and cash flows.

Growth in U.S. drilling activity, and our ability to benefit from such growth, could be adversely affected by any significant constraints in equipment, labor or takeaway capacity in the regions in which we operate.

Growth in U.S. drilling activity may be impacted by, among other things, the availability and cost of drilling equipment, pipeline capacity, and material and labor shortages. Significant growth in drilling activity could strain availability of the equipment, materials and labor required to drill and complete a well, together with the ability to move the produced oil and natural gas to market. Should significant constraints develop that materially impact the efficiency and economics of oil and gas producers, growth in U.S. drilling activity could be adversely affected. This would have an adverse impact on the demand for the products we sell and rent, which could have a material adverse effect on our business, results of operations and cash flows.

We depend on a relatively small number of customers in a single industry. The loss of an important customer could adversely affect our business, results of operations and financial condition.

Our customers are primarily diversified OFS companies and E&P operators. Historically, we have been dependent on a relatively small number of customers for our revenues. During the years ended December 31, 2024 and 2023, 28% and 39%, respectively, of our total revenue was earned from our two largest customers. Our business, results of operations and financial condition could be materially adversely affected if an important customer ceases to engage us for our services on favorable terms, or at all, or fails to pay or delays paying us significant amounts of our outstanding receivables.

We have operated under a first call supply agreement with one of our largest customer since 2013. We and this customer have agreed to multiple extensions of this agreement, the most recent of which extends the agreement until June 29, 2025. However, if we are unable to successfully negotiate extensions in the future, then our ability to do business with this customer may be greatly reduced. Moreover, the supply agreements that we have entered into with our other customers are also of limited duration and require periodic extensions. Similarly, a failure to agree to such extensions may hinder our ability to do business with these customers.

Additionally, the E&P industry is characterized by frequent consolidation activity. Changes in ownership of our customers may result in the loss of, or reduction in, business from those customers. Moreover, customers may use their size and purchasing power to seek economies of scale and pricing concessions. Consolidation may also result in reduced capital spending by some of our customers, which may lead to a decreased demand for our services and equipment. We cannot assure you that we will be able to maintain our level of sales to a customer that has consolidated or replace that revenue with increased business activity with other customers. As a result, the acquisition of one or more of our primary customers may have a significant negative impact on our business, results of operations, financial condition or cash flows. We are unable to predict what effect consolidations in the industry may have on price, capital spending by our customers, our market share and selling strategies, our competitive position, our ability to retain customers or our ability to negotiate favorable agreements with our customers.

We may be unable to employ a sufficient number of skilled and qualified workers to sustain or expand our current operations.

The delivery of our products and services requires personnel with specialized skills and experience. Our ability to be productive and profitable will depend upon our ability to attract and retain skilled workers. In addition, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. The demand for skilled workers is high, and the cost to attract and retain qualified personnel has increased. During industry downturns, skilled workers may leave the industry, reducing the availability of qualified workers when conditions improve. In addition, a significant increase in the wages paid by competing employers both within and outside of our industry could result in increases in the wage rates that we must pay. Throughout 2022 and 2023, our expenses related to salaries and wages increased materially, especially those expenses related to certain key oil and gas producing regions, as we sought to meet increasing customer demand. During the year ended December 31, 2024, we experienced similar increases. If we are not able to employ and retain skilled workers, our ability to respond quickly to customer demands or strong market conditions may inhibit our growth, which could have a material adverse effect on our business, results of operations and cash flows.

Our business depends on the continuing services of certain of our key managers and employees.

We depend on key personnel. The loss of key personnel could adversely impact our business if we are unable to implement our strategy and successfully manage our business in their absence. The loss of qualified employees or an inability to retain and motivate additional highly-skilled employees required for the operation and expansion of our business could hinder our ability to successfully maintain and expand our market share.

Equity interests in us are a substantial portion of the net worth of our executive officers and several of our other senior managers. As a result, those executive officers and senior managers may have less incentive to remain employed by us if they were to sell their equity interests. After terminating their employment with us, some of them may become employed by our competitors.

We are an emerging growth company and smaller reporting company and as such are subject to various risks unique only to emerging growth companies and smaller reporting companies, including but not limited to, no requirement to provide an assessment of the effectiveness of internal controls over financial reporting.

We are an "emerging growth company" as defined in the Jumpstart Out Business Startups Act of 2012 ("JOBS Act"). We will remain an emerging growth company until the earlier of (i) December 31, 2026, the last day of the fiscal year following the fifth anniversary of the date of the ROC initial public offering; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable Securities and Exchange Commission ("SEC") rules.

We expect that we will remain an emerging growth company for the foreseeable future but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before December 31, 2026. References herein to "emerging growth company" have the meaning associated with it in the JOBS Act.

For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

- being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

- not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

- not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board ("PCAOB") regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

- reduced disclosure obligations regarding executive compensation; and

- not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Additionally, as an emerging growth company and smaller reporting company our status as such carries various unique risks such as the risk that our financial statements may not be comparable to those of other public companies, and the risk that we will not be required to provide an assessment of the effectiveness of our internal controls over financial reporting until our second annual report following our initial public offering.

For as long as we continue to be an emerging growth company, we expect that we will take advantage of the reduced disclosure obligations available to us as a result of that classification. We have taken advantage of certain of those reduced reporting burdens in these financial statements. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

An emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies.

We are also a "smaller reporting company" as defined in Rule 12b-2 of the Exchange Act, and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies.

The lack of availability of the tools we purchase to rent to our customers and inflation may increase our cost of operations beyond what we can recover through price increases.

Our ability to source tools, such as drill collars, stabilizers, crossover subs, wellbore conditioning tools, drill pipe, hevi-wave drill pipe and tubing, at reasonable cost is critical to our ability to successfully compete. Due to a shortage of steel caused primarily by production disruptions during the COVID-19 pandemic and increased demand as economies rebounded, steel and assembled component prices have been and continue to be elevated. Our business and results of operations may be adversely affected by our inability to manage rising costs and the availability of the tools that we rent to our customers. Additionally, freight costs, specifically ocean freight costs, have risen significantly due to a number of factors including, but not limited to, a scarcity of shipping containers, congested seaports, a shortage of commercial drivers, capacity constraints on vessels or lockdowns in certain markets. We cannot assure you that we will be able to continue to purchase and move these tools on a timely basis or at commercially viable prices, nor can we be certain of the impact of changes to tariffs and future legislation that may impact trade with China or other countries. Should our current suppliers be unable to provide the necessary tools or otherwise fail to deliver such tools timely and in the quantities required, resulting delays in the provision of rentals to our customers could have a material adverse effect on our business, results of operations and cash flows.

The United States has recently experienced the highest inflation in decades primarily due to supply-chain issues, a shortage of labor and a build-up of demand for goods and services. The most noticeable adverse impact to our business has been increased freight, materials and vehicle-related costs as well as higher salaries and wages. To date, we do not believe that inflation has had a material impact on our financial condition or results of operations because we have been able to increase the prices we receive from our customers. We cannot be sure how long elevated inflation rates will continue. We cannot be confident that all costs will return to the lower levels experienced in prior years even as the rate of inflation abates. Our business and results of operations may be adversely affected by these rising costs to the extent we are unable to recoup them from our customers.

Delays in obtaining, or inability to obtain or renew, permits or authorizations by our customers for their operations could impair our business.

Our customers are required to obtain permits or authorizations from one or more governmental agencies or other third parties to perform drilling and completion activities, including hydraulic fracturing. Such permits or approvals are typically required by state agencies but can also be required by federal and local governmental agencies or other third parties. The requirements for such permits or authorizations vary depending on the location where such drilling and completion activities will be conducted. As with most permitting and authorization processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit or approval to be issued and the conditions which may be imposed in connection with the granting of the permit. In some jurisdictions, certain regulatory authorities have delayed or suspended the issuance of permits or authorizations while the potential environmental impacts associated with issuing such permits can be studied and appropriate mitigation measures evaluated.

In Texas, many rural water districts impose restrictions on water use and may require permits for water used in drilling and completion activities. In addition, in early January 2025, President Biden issued executive actions indefinitely banning new offshore oil and gas drilling across more than 625 million acres of federal waters, including the entire Atlantic and Pacific coastlines, the eastern Gulf of Mexico, and parts of Alaska's Northern Bering Sea. Upon taking office later in January 2025, President Trump signed executive orders reversing these bans. In February 2025, environmental groups filed lawsuits aiming to reinstate Biden's bans on new offshore oil and gas drilling. Currently, the Trump administration's reversal of the offshore drilling ban is in effect, but the outcome of the pending legal challenges could impact future policy and enforcement.

In November 2021, the Department of the Interior completed its review and issued a report on the federal oil and gas leasing program. The Department of the Interior's report recommends several changes to federal leasing practices, including changes to royalty payments, bidding and bonding requirements. The effects of this report or other initiatives to reform the federal leasing process could result in additional restrictions or limitations on the issuance of federal leases and permits for drilling on public lands. Permitting, authorization or renewal delays, the inability to obtain new permits or the revocation of current permits could impact our customers' operations and cause a loss of revenue and potentially have a materially adverse effect on our business, results of operations and cash flows.

In January 2024, the Biden administration announced a temporary halt on liquified natural gas exports to countries without free trade agreements with the United States. This pause was enjoined in July 2024, and in January 2025, President Trump issued an executive order to roll back this policy. President Trump issued several other executive orders in January 2025 with a stated aim toward increasing oil and gas development within the United States, with anticipated future regulatory activity including opening federal lands to oil and gas leasing (with particular focus on resources in Alaska) and expediting permitting for oil and gas projects in the United States. While certain of the Trump administration's actions in early 2025 indicate a clear regulatory shift in favor of oil and gas production in the United States, significant additional regulatory action is required to enact these changes. Additionally, such regulatory actions may be challenged, which could result in implementation delays or a need to take further regulatory action. Additionally, even if these regulatory actions are successful, individual permitting and leasing actions may be challenged, creating additional uncertainty.

Competition within the oil and gas drilling tool rental industry may adversely affect our ability to market our services.

The oil and gas drilling tool rental tool industry is highly competitive and fragmented. The number of rental tool companies active in a given market may exceed the corresponding demand therefor, which could result in active price competition. Some oil and gas drilling companies prioritize rental prices when choosing to contract with a rental tool company, which may further increase competition based primarily on price. In addition, adverse market conditions lower demand for drilling equipment, which results in excess equipment and lower utilization rates. If market conditions in our operating areas deteriorate from current levels or if adverse market conditions persist, the prices we are able to charge and utilization rates may decline. Moreover, our customers may choose to purchase some or all of the tools that they typically rent from us, thereby reducing the volume of business that we conduct with such customers. Any significant future increase in overall market capacity for the rental equipment or services that we offer could adversely affect our business, results of operations and cash flows.

We may fail to fully execute, integrate, or realize the benefits expected from acquisitions, which may require significant management attention, disrupt our business and adversely affect our results of operations.

As part of our business strategy and to remain competitive, we continually evaluate acquiring or making investments in complementary companies, products or technologies. We may not be able to find suitable acquisition candidates or complete such acquisitions on favorable terms. We may incur significant expenses, divert employee and management time and attention from other business-related tasks and our organic strategy and incur other unanticipated complications while engaging with potential target companies where no transaction is eventually completed.

If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals or expected growth, and any acquisitions we complete could be viewed negatively by our customers, or we could experience unexpected competition from market participants. Any integration process may require significant time and resources. We may not be able to manage the process successfully and may experience a decline in our profitability as we incur expenses prior to fully realizing the benefits of the acquisition. We could also expend significant cash and incur acquisition related costs and other unanticipated liabilities associated with the acquisition, the product or the technology, such as contractual obligations, potential security vulnerabilities of the acquired company and its products and services and potential intellectual property infringement. In addition, any acquired technology or product may not comply with legal or regulatory requirements and may expose us to regulatory risk and require us to make additional investments to make them compliant.

We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges and tax liabilities. We could become subject to legal claims following an acquisition or fail to accurately forecast the potential impact of any claims. Any of these issues could have a material adverse impact on our business and results of operations.

New technology may cause us to become less competitive.

New technology that enhances the functionality, performance reliability and design of downhole drilling tools currently on the market may become prevalent in the OFS industry. We may face difficulty obtaining these new tools for the purpose of renting them to our customers. Although we believe our fleet of rental equipment currently gives us a competitive advantage, if competitors develop fleets that are more technically advanced than ours, we may lose market share or be placed at a competitive disadvantage. Further, we may face competitive pressure to acquire certain new tools at a substantial cost. Some of our competitors have greater financial, technical and personnel resources that may allow them to enjoy various competitive advantages in the acquisition of new tools. We cannot be certain that we will be able to continue to acquire new tools or convert our existing tools to meet new performance requirements. Such an inability may have a material adverse effect on our business, results of operations and cash flows, including a reduction in the value of assets, and the rates that may be charged for their rental.

We rent tools used in the drilling of oil and gas wells. This equipment may subject us to liability, including claims for personal injury, property damage and environmental contamination, or reputational harm if it fails to perform to specifications.

We rent tools used in oil and gas exploration, development and production. Some of these tools are designed to operate in high-temperature and/or high-pressure environments, and some tools are designed for use in hydraulic fracturing operations. Because of applications to which our tools are exposed, particularly those involving high pressure environments, a failure of such tools, or a failure of our customers to maintain or operate the tools properly, could cause damage to the tools, damage to the property of customers and others, personal injury and environmental contamination and could lead to a variety of claims against us or reputational harm that could have an adverse effect on our business, results of operations and cash flows.

We indemnify our customers against certain claims and liabilities resulting or arising from our provision of goods or services to them. In addition, we rely on customer indemnifications, generally, and third-party insurance as part of our risk mitigation strategy. However, our insurance may not be adequate to cover our liabilities. In addition, our customers may be unable to satisfy indemnification claims against them. Further, insurance companies may refuse to honor their policies, or insurance may not generally be available in the future, or if available, premiums may not be commercially justifiable. We could incur substantial liabilities and damages that are either not covered by insurance or that are in excess of policy limits, or incur liability at a time when we are not able to obtain liability insurance. Such potential liabilities could have a material adverse effect on our business, results of operations and cash flows.

Our operations, and those of our customers, are subject to hazards inherent in the oil and gas industry, which could expose us, and our customers, to substantial liability and cause us to lose substantial revenue.

Risks inherent in our industry include the risks of equipment defects, installation errors, the presence of multiple contractors at the wellsite over which we have no control, vehicle accidents, fires, explosions, blowouts, surface cratering, uncontrollable flows of gas or well fluids, pipe or pipeline failures, abnormally pressured formations and various environmental hazards such as oil spills and releases of, and exposure to, hazardous substances. For example, our operations are subject to risks associated with hydraulic fracturing, including any mishandling, surface spillage or potential underground migration of fracturing fluids, including chemical additives. Both we and our customers are subject to these risks.

The occurrence of any of these events could result in substantial losses to us or to our customers due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigations and penalties, suspension of operations and repairs required to resume operations. The cost of managing such risks may be significant. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators.

Should these risks materialize for us, our customers may elect not to rent our tools or utilize our services if they view our environmental or safety record as unacceptable, which could cause us to lose customers and substantial revenues. Should these risks materialize for our customers, they may also suffer similar negative consequences with respect to their own customers and clients. If this were to happen, our customers may no longer be in a position to do business with us, thereby adversely affecting our business, results of operations and cash flows.

Our insurance may not be adequate to cover all losses or liabilities we may suffer. Also, insurance may no longer be available to us, or its availability may be at premium levels that do not justify its purchase. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by us or a claim at a time when we are not able to obtain liability insurance could have a material adverse effect on our ability to conduct normal business operations and on our business, results of operations, financial condition and cash flows. In addition, we may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause us to restrict our operations, which might severely impact our business, results of operations and cash flows.

Oilfield anti-indemnity provisions enacted by many states may restrict or prohibit a party's indemnification of us.

We typically enter into agreements with our customers governing the provision of our services, which usually include certain indemnification provisions for losses resulting from operations. Such agreements may require each party to indemnify the other against certain claims regardless of the negligence or other fault of the indemnified party. However, many states place limitations on contractual indemnity agreements, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Louisiana, New Mexico, Texas and Wyoming, have enacted statutes generally referred to as "oilfield anti-indemnity acts" expressly prohibiting certain indemnity agreements contained in or related to OFS agreements. Such oilfield anti-indemnity acts may restrict or void a party's indemnification of us, which could have a material adverse effect on our business, results of operations and cash flows.

Restrictive covenants in the Credit Facility Agreement could limit our growth and our ability to finance our operations, fund our capital needs, respond to changing conditions and engage in other business activities that may be in our best interests.

The Amended and Restated Revolving Credit, Security and Guaranty Agreement among Drilling Tools International, Inc., certain of its subsidiaries, DTIC and PNC Bank, National Association, dated March 15, 2024 ("Credit Facility Agreement") imposes operating and financial restrictions. These restrictions limit our ability to, among other things, subject to permitted exceptions:

- incur additional indebtedness;
- make investments or loans;
- create liens;
- consummate mergers and similar fundamental changes;
- declare and pay dividends and distributions; and
- enter into certain transactions with affiliates.

The restrictions contained in the Credit Facility Agreement could:

- limit the ability to plan for, or react to, market conditions, to meet capital needs or otherwise to restrict our activities or business plan; and
- adversely affect the ability to finance our operations or to engage in other business activities that would be in our interest.

The Credit Facility Agreement requires compliance with a specified financial ratio. The ability to comply with this ratio may be affected by events beyond our control and, as a result, this ratio may not be met in circumstances when it is tested. This financial ratio restriction could limit the ability to obtain future financings, make needed capital expenditures, withstand a continued downturn in our business or a downturn in the economy in general or otherwise conduct necessary corporate activities. Declines in oil and natural gas prices, and therefore a reduction in our customers' activity, could result in failure to meet one or more of the covenants under the Credit Facility Agreement which could require refinancing or amendment of such obligations resulting in the payment of consent fees or higher interest rates, or require a capital raise at an inopportune time or on terms not favorable.

A breach of any of these covenants or the inability to comply with the required financial ratios or financial condition tests could result in a default under the Credit Facility Agreement. A default under the Credit Facility Agreement, if not cured or waived, could result in acceleration of all indebtedness outstanding thereunder.

We may incur indebtedness to execute our long-term growth strategy, which may reduce our profitability.

Maintaining a relevant rental fleet requires significant capital. We may require additional capital in the future to maintain and refresh our fleet. For the years ended December 31, 2024 and 2023, we spent $23 million, and $44 million, respectively, to purchase property, plant and equipment. Historically, we have financed these investments through cash flows from operations and external borrowings. These sources of capital may not be available to us in the future. If we are unable to fund capital expenditures for any reason, we may not be able to capture available growth opportunities or effectively maintain our existing assets and any such failure could have a material adverse effect on our business, results of operations and financial condition. If we incur additional indebtedness, our profitability may be reduced.

Political, regulatory, economic and social disruptions in the countries in which we conduct business could adversely affect our business or results of operations.

In addition to our facilities in the United States, we operate stocking points in Scotland and Germany and facilities in Canada and the United Arab Emirates. Instability and unforeseen changes in any of the markets in which we conduct business could have an adverse effect on the demand for, or supply of, the products that we rent and the services that we provide, which in turn could have an adverse effect on our business, results of operations and cash flows. These factors include, but are not limited to:

- nationalization and expropriation;

- potentially burdensome taxation;

- inflationary and recessionary markets, including capital and equity markets;

- civil unrest, labor issues, political instability, natural disasters, terrorist attacks, cyber-terrorism, military activity and wars;

- outbreaks of pandemic or contagious diseases;

- supply disruptions in key oil producing countries;

- tariffs, trade restrictions, trade protection measures or price controls;

- foreign ownership restrictions;

- import or export licensing requirements;

- restrictions on operations, trade practices, trade partners and investment decisions resulting from domestic and foreign laws and regulations;

- changes in, and the administration of, laws and regulations;

- inability to repatriate income or capital;

- reductions in availability of qualified personnel;

- development and implementation of new technologies;

- foreign currency fluctuations or currency restrictions; and

- fluctuations in the interest rate component of forward foreign currency rates.

We may not be able to manage our growth successfully.

The growth of our operations will depend upon our ability to expand our customer base in our existing markets and to enter new markets in a timely manner at reasonable costs, organically or through acquisitions. In order for us to recover expenses incurred in entering new markets and obtaining new customers, we must attract and retain customers on economic terms and for extended periods. Customer growth depends on several factors outside of our control, including economic and demographic conditions, such as population changes, job and income growth, housing starts, new business formation and the overall level of economic activity. We may experience difficulty managing our growth, integrating new customers and employees, and complying with applicable regulations. Expanding our operations also may require continued development of our operating and financial controls and may place additional stress on our management and operational resources. We may be unable to manage our growth and development successfully.

A failure of our information technology infrastructure and cyberattacks could adversely impact us.

We depend on our IT systems, in particular COMPASS, for the efficient operation of our business. Accordingly, we rely upon the capacity, reliability and security of our IT hardware and software infrastructure and our ability to expand and update this infrastructure in response to our changing needs. Despite our implementation of security measures, our systems are vulnerable to damage from computer viruses, natural disasters, incursions by intruders or hackers, failures in hardware or software, power fluctuations, cyber terrorists and other similar disruptions. Moreover, we cannot guarantee that COMPASS, or features thereof, are not the protected intellectual property of third parties. If this is the case, these third parties may seek to protect their respective intellectual property rights, thereby hindering, or completely eliminating, our ability to use COMPASS and leverage its benefits.

Additionally, we rely on third parties to support the operation of our IT hardware and software infrastructure, and in certain instances, utilize web-based applications. We also provide proprietary and client data to certain third parties, and such third parties may be the subject of IT failures or cyberattacks. The failure of our IT systems or those of our vendors or third parties to whom we disclose certain information to perform as anticipated for any reason or any significant breach of security could disrupt our business and result in numerous adverse consequences, including reduced effectiveness and efficiency of operations, inappropriate disclosure of confidential and proprietary information, reputational harm, increased overhead costs and loss of important information, which could have a material adverse effect on our business and results of operations. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

Our results of operations and financial condition could be negatively impacted by changes in accounting principles.

The accounting for our business is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations, and changes in policies, rules, regulations, and interpretations of accounting and financial reporting requirements of the SEC or other regulatory agencies. Adoption of a change in accounting principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the adoption of such change. It is difficult to predict the impact of future changes to accounting principles and accounting policies over financial reporting, any of which could adversely affect our results of operations and financial condition and could require significant investment in systems and personnel.

Adverse and unusual weather conditions may affect our operations.

Our operations may be materially affected by severe weather conditions in areas where we operate. Severe weather, such as hurricanes, high winds and seas, blizzards and extreme temperatures may cause evacuation of personnel, curtailment of services and suspension of operations, inability to deliver tools to customers in accordance with contract schedules and loss of or damage to our tools and facilities. In addition, variations from normal weather patterns can have a significant impact on demand for oil and natural gas, thereby reducing demand for our tools and services.

Risks Related to Legal and Regulatory Matters

Our operations require us to comply with various domestic and international regulations, violations of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are exposed to a variety of federal, state, local and international laws and regulations relating to matters such as environmental, workplace, health and safety, labor and employment, customs and tariffs, export and re-export controls, economic sanctions, currency exchange, bribery and corruption and taxation. These laws and regulations are complex, frequently change and have tended to become more stringent over time. They may be adopted, enacted, amended, enforced or interpreted in such a manner that the incremental cost of compliance could adversely impact our business, results of operations and cash flows.

In addition to our U.S. operations, we operate stocking points in the throughout the world, including Europe, the Middle East, and Asia-Pacific. Our operations outside of the United States require us to comply with numerous anti-bribery and anti-corruption regulations. The U.S. Foreign Corrupt Practices Act, among others, applies to us and our operations. Our policies, procedures and programs may not always protect us from reckless or criminal acts committed by our employees or agents, and severe criminal or civil sanctions may be imposed as a result of violations of these laws. We are also subject to the risks that our employees and agents outside of the United States may fail to comply with applicable laws.

In addition, we purchase tools for use in the United States and all over the world. Most movement of these tools involves imports and exports. As a result, compliance with multiple trade sanctions, embargoes and import/export laws and regulations pose a constant challenge and risk to us since a portion of our business is conducted outside of the United States through our subsidiaries. Our failure to comply with these laws and regulations could materially affect our business, results of operations and cash flows.

We are exposed to political, economic and other risks that arise from operating a multinational business.

Our operations are subject to a number of potential risks. Such risks principally include:

- uncertainties and instability in global and regional economic conditions, including changes related to market conditions caused by heightened inflation, economic recessions, and significant interest rate fluctuations;

- ongoing political instability and uncertainties, including, but not limited to, the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, the relationship between China and the U.S. and other actual or anticipated military or political conflicts;

- domestic and foreign customs and tariffs;

- export duties and quotas;

- trade protection measures and currency exchange controls;

- foreign exchange rates relative to the U.S. dollar;

- changes in tax laws or interpretations, tax rates and tax legislation;

- current and changing regulatory environments;

- terrorist activities and the U.S. and international response thereto;

- wage inflation, labor shortages and labor unrest; • difficulties protecting our intellectual property;

- transportation delays and interruptions;

- costs and difficulties in integrating, staffing and managing international operations, especially in developing markets;

- difficulty in obtaining distribution support;

- health epidemics or new pandemics; and

- natural disasters.

These factors may have an adverse effect on our international operations in the future. Efforts to expand globally also requires us to hire, train and retain qualified personnel in countries where language, cultural or regulatory barriers may exist, and may require a greater level of management's attention. Expansion into global markets may also require modification of products to meet local requirements or preferences. Modification to the design of our products to meet local requirements and preferences may take longer or be more costly than we anticipate and could have a material adverse effect on our ability to achieve international sales growth.

As a global manufacturer, quotas, duties, tariffs and the possibility of an escalation or further developments of current trade conflicts could continue to negatively impact global trade and economic conditions in many of the regions where we do business. See the Risk Factor entitled "The imposition of new or increased international tariffs may have a material adverse effect on our business, financial condition and results of operations" for additional details.

The imposition of new or increased international tariffs may have a material adverse effect on our business, financial condition and results of operations.

Rising international tariffs, including any tariffs applied to goods traded between the U.S. and China, the U.S. and Mexico and the U.S. and Canada, could materially and adversely affect our business and results of operations. The U.S. government has previously and now again recently imposed tariffs on certain foreign goods from a variety of countries and regions that it perceives as engaging in unfair trade practices. Foreign governments have imposed, and may impose in the future, retaliatory tariffs on goods that their countries import from the U.S. Such changes can make it difficult or costly for us to do business in, or import our products from, those countries.

With certain tariff exclusions ending and with any new tariffs, it could further negatively impact global trade and economic conditions in many of the regions where we do business. It may also adversely impact demand for our products in certain locations. It may be time-consuming and costly for us to modify our business operations to adapt to or comply with such tariffs. If we become unable to recover a substantial portion of any increased tariff related costs, the recent or increased international tariffs could materially and adversely affect our business, financial condition and results of operations.

Compliance with environmental laws and regulations may adversely affect our business and results of operations.

Environmental laws and regulations in the United States and foreign countries affect the services we provide and the equipment we rent and service, as well as the facilities we operate. Such laws and regulations also impact the oil and gas industry more broadly, thereby impacting demand for our products and equipment. For example, we may be affected by such laws as the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Clean Air Act and the Occupational Safety and Health Act of 1970. Further, our customers may be subject to a range of laws and regulations governing hydraulic fracturing, drilling and greenhouse gas emissions.

We are required to invest financial and managerial resources to comply with environmental laws and regulations and believe that we will continue to be required to do so in the future. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial and mitigation obligations, and the issuance of orders enjoining operations. These laws and regulations, as well as the finalizing of other new laws and regulations affecting our operations or the exploration and production and transportation of crude oil and natural gas by our customers, could adversely affect our business and operating results by increasing our costs of compliance, increasing the costs of compliance and costs of doing business for our customers, limiting the demand for our products and services, or restricting our operations. Increased regulation or a move away from the use of fossil fuels caused by additional regulation could also reduce demand for our products and services.

Existing or future laws and regulations related to greenhouse gases and climate change and related public and governmental initiatives and additional compliance obligations could have a material adverse effect on our business, results of operations, prospects, and financial condition.

Changes in environmental requirements related to greenhouse gas emissions, climate change, or alternative energy sources may negatively impact demand for our products and services. For example, oil and natural gas E&P may decline as a result of environmental requirements or laws, regulations and policies promoting the use of alternative forms of energy, including land use policies and other actions to restrict oil and gas leasing and permitting in response to environmental and climate change concerns. In January 2021, the Acting Secretary of the Department of the Interior issued an order suspending new leasing and drilling permits for fossil fuel production on federal lands and waters for 60 days. President Biden then issued an executive order indefinitely suspending new oil and natural gas leases on public lands or in offshore waters pending completion of a comprehensive review and reconsideration of federal oil and gas permitting and leasing practices. Several states filed lawsuits challenging the suspension and in June 2021, a judge in the U.S. District Court for the Western District of Louisiana issued a nationwide temporary injunction blocking the suspension. The Department of the Interior successfully appealed the U.S. District Court's ruling in August 2022, but the moratorium was again enjoined that month. In January 2024, the Biden administration announced a temporary halt on liquified natural gas exports to countries without free trade agreements with the United States. This pause was enjoined in July 2024 ,and in January 2025, President Trump issued an executive order to roll back this policy, including revising the Department of Energy's "public interest" assessment criteria for exports to countries without free trade agreements with the United States to emphasize the economic and employment benefits of liquid natural gas projects and their impact on the security of the United States and its allies.

President Trump issued several other executive orders in January 2025 with a stated aim toward increasing oil and gas development within the United States, with anticipated future regulatory activity including opening federal lands to oil and gas leasing (with particular focus on resources in Alaska) and expediting permitting for oil and gas projects in the United States. Additionally, President Trump revoked several Biden-era executive orders related to climate change. While certain of the Trump administration's actions in early 2025 indicate a clear regulatory shift in favor of oil and gas production in the United States, significant additional regulatory action is required to enact these changes. Additionally, such regulatory actions may be challenged, which could result in implementation delays or a need to take further regulatory action. Further, even if these regulatory actions are successful, individual permitting and leasing actions may be challenged, creating additional uncertainty.

Federal, state and local agencies continue to evaluate climate-related legislation and other regulatory initiatives that would restrict emissions of greenhouse gases in areas in which we conduct business. For example, the United States Environmental Protection Agency has proposed new methane emissions regulations for certain oil and gas facilities, while the Inflation Reduction Act of 2022 established a charge on methane emissions above certain limits from such facilities. It remains to be seen whether the Trump administration will repeal these changes. We further note that some states may increase their regulation of oil and gas activities, green house gases, and/or climate change in response to the federal government's actions. Because our business depends on the level of activity in the oil and gas industry, existing or future laws and regulations related to greenhouse gases could have a negative impact on our business if such laws or regulations reduce demand for oil and natural gas. Likewise, such laws or regulations may result in additional compliance obligations with respect to the release, capture, sequestration and use of greenhouse gases. These additional obligations could increase our costs and have a material adverse effect on our business, results of operations, prospects and financial condition.

Many of our customers utilize hydraulic fracturing in their operations. Environmental concerns have been raised regarding the potential impact of hydraulic fracturing on underground water supplies and seismic activity. These concerns have led to several regulatory and governmental initiatives in the United States to restrict the hydraulic fracturing process, which could have an adverse impact on our customers' production activities. Although we do not conduct hydraulic fracturing, increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to oil and gas production activities using hydraulic fracturing techniques. In December 2021, the Texas Railroad Commission, which regulates the state's oil and gas industry, suspended the use of deep wastewater disposal wells in four oil-producing counties in West Texas. The suspension is intended to mitigate earthquakes thought to be caused by the injection of waste fluids, including saltwater, that are a byproduct of hydraulic fracturing into disposal wells. The ban will require oil and gas production companies to find other options to handle the wastewater, which may include piping or trucking it longer distances to other locations not under the ban. The finalization of new laws or regulations at the federal, state, local or foreign level imposing reporting obligations on, or otherwise limiting, delaying or banning, the hydraulic fracturing process or other processes on which hydraulic fracturing and subsequent hydrocarbon production relies, such as water disposal, could make it more difficult to complete oil and natural gas wells. Further, it could increase our customers' costs of compliance and doing business, and otherwise adversely affect the hydraulic fracturing services they perform, which could negatively impact demand for our products.

Increasing attention by the public and government agencies to climate change and Environmental, Social and Governance ("ESG") matters could also negatively impact demand for our products and services and the products of our oil and gas producing customers. In recent years, increasing attention has been given to corporate activities related to ESG in public discourse and the investment community. A number of advocacy groups, both domestically and internationally, have campaigned for governmental and private action to promote change at public companies related to ESG matters, including through the investment and voting practices of investment advisers, public pension funds, universities and other members of the investing community. These activities include increasing attention and demands for action related to climate change and energy rebalancing matters, such as promoting the use of substitutes to fossil fuel products and encouraging the divestment of fossil fuel equities, as well as pressuring lenders and other financial services companies to limit or curtail activities with fossil fuel companies. If this were to continue, it could have a material adverse effect on the valuation of the Common Stock and our ability to access equity capital markets.

In addition, our business could be impacted by initiatives to address greenhouse gases and climate change and incentives to conserve energy or use alternative energy sources. For example, the Inflation Reduction Act of 2022, signed into law by President Biden in August 2022, includes financial and other incentives to increase wind and solar electric generation and encourage consumers to use these alternative energy sources. President Trump's January 2025 Unleashing American Energy Executive Order ordered all agencies to pause disbursement of these funds during a review period, and it is possible that the Trump administration will take further action to curtail this funding. This action, or subsequent actions taken by the Trump administration, could be challenged. Regardless, state or federal initiatives to incentivize a shift away from fossil fuels could reduce demand for hydrocarbons, thereby reducing demand for our products and services and negatively impacting our business.

Changes in tax laws or tax rates, adverse positions taken by taxing authorities and tax audits could impact our operating results.

We are subject to the jurisdiction of numerous domestic and foreign taxing authorities. Changes in tax laws or tax rates, the resolution of tax assessments or audits by various tax authorities could impact our operating results. In addition, we may periodically restructure our legal entity organization. If taxing authorities were to disagree with our tax positions in connection with any such restructurings, our effective income tax rate could be impacted. The final determination of our income tax liabilities involves the interpretation of local tax laws, tax treaties and related authorities in each taxing jurisdiction, as well as the significant use of estimates and assumptions regarding future operations and results and the timing of income and expenses. We may be audited and receive tax assessments from taxing authorities that may result in assessment of additional taxes that are ultimately resolved with the authorities or through the courts. We believe these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. Resolution of any tax matter involves uncertainties and there are no assurances that the outcomes will be favorable. If U.S. or foreign tax authorities change applicable tax laws, our overall taxes could increase, and our business, financial condition or results of operating may be adversely impacted.

If we are unable to fully protect our intellectual property rights or trade secrets, we may suffer a loss in revenue or any competitive advantage or market share we hold, or we may incur costs in litigation defending intellectual property rights.

While we have some patents and others pending, we do not have patents relating to many of our key processes and technology. If we are not able to maintain the confidentiality of our trade secrets, or if our competitors are able to replicate our technology or services, our competitive advantage would be diminished. We also cannot provide any assurance that any patents we may obtain in the future would provide us with any significant commercial benefit or would allow us to prevent our competitors from employing comparable technologies or processes. We may initiate litigation from time to time to protect and enforce our intellectual property rights. In any such litigation, a defendant may assert that our intellectual property rights are invalid or unenforceable. Third parties from time to time may also initiate litigation against us by asserting that our businesses infringe, impair, misappropriate, dilute or otherwise violate another party's intellectual property rights. We may not prevail in any such litigation, and our intellectual property rights may be found invalid or unenforceable or our products and services may be found to infringe, impair, misappropriate, dilute or otherwise violate the intellectual property rights of others. The results or costs of any such litigation may have an adverse effect on our business, results of operations and financial condition. Any litigation concerning intellectual property could be protracted and costly, is inherently unpredictable and could have an adverse effect on our business, regardless of its outcome.

Moreover, third parties on whom we rely for certain tools may be subject to litigation to defend their intellectual property rights. If such litigation ends adversely for the third party with whom we deal, our ability to obtain such tools could be significantly limited or restricted. This could have a material adverse effect on our business.

A certain subsidiary, Extreme Technologies, LLC ("Extreme"), we acquired in the SDPI acquisition is the plaintiff in a claim brought against Stabil Drill Specialties, LLC ("Stabil Drill") in 2019 for allegedly infringing three patents that cover the design of a reaming tool used in oil and gas operations. On Sept. 23, 2024, the U.S. District Court for the Southern District of Texas granted Stabil Drill's motion for summary judgment of non-infringement. On October 22, 2024, Extreme appealed the ruling to the Federal Circuit. The results or costs of further litigation on appeal, if granted, may have an adverse effect on our business.

As a result of plans to expand our business operations, including to jurisdictions in which tax laws may not be favorable, our obligations may change or fluctuate, become significantly more complex or become subject to greater risk of examination by taxing authorities, any of which could adversely affect our after-tax profitability and financial results.

Our effective tax rates may fluctuate widely in the future, particularly if our business expands domestically or internationally. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under U.S. generally accepted accounting principles ("GAAP"), changes in deferred tax assets and liabilities, or changes in tax laws. Factors that could materially affect our future effective tax rates include, but are not limited to: (a) changes in tax laws or the regulatory environment, (b) changes in accounting and tax standards or practices, (c) changes in the composition of operating income by tax jurisdiction and (d) pre-tax operating results of our business.

Additionally, we are subject to significant income, withholding, and other tax obligations in the United States and may become subject to taxation in numerous additional U.S. state and local and non-U.S. jurisdictions with respect to income, operations and subsidiaries related to those jurisdictions. Our after-tax profitability and financial results could be subject to volatility or be affected by numerous factors, including (a) the availability of tax deductions, credits, exemptions, refunds and other benefits to reduce tax liabilities, (b) changes in the valuation of deferred tax assets and liabilities, if any, (c) the expected timing and amount of the release of any tax valuation allowances, (d) the tax treatment of stock-based compensation, (e) changes in the relative amount of earnings subject to tax in the various jurisdictions, (f) the potential business expansion into, or otherwise becoming subject to tax in, additional jurisdictions, (g) changes to existing intercompany structure (and any costs related thereto) and business operations, (h) the extent of intercompany transactions and the extent to which taxing authorities in relevant jurisdictions respect those intercompany transactions, and (i) the ability to structure business operations in an efficient and competitive manner. Outcomes from audits or examinations by taxing authorities could have an adverse effect on our after-tax profitability and financial condition. Additionally, the Internal Revenue Service ("IRS") and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.

Our after-tax profitability and financial results may also be adversely affected by changes in relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect.

Risks Related to Ownership of the Common Stock

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which may adversely affect investor confidence in us and, as a result, the market price of the Common Stock.

As a public company, we are required to comply with the Sarbanes-Oxley Act, which requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We continue to refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in filings with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers.

We will continue to refine our internal control over financial reporting. We will be required to make a formal assessment of the effectiveness of our internal control over financial reporting and once we cease to be an emerging growth company, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with these requirements within the prescribed time period, we have been engaging, and will continue to engage, in a process to document and evaluate our internal control over financial reporting. This process is both costly and challenging, and requires us to dedicate significant internal resources. We may also engage outside consultants and hire new employees with the requisite skillset and experience. We are developing a plan to assess and document the adequacy of our internal control over financial reporting, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. There is a risk that we will not be able to conclude, within the prescribed time period or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. Moreover, our testing, or the subsequent testing by our independent registered public accounting firm, may reveal additional deficiencies in our internal control over financial reporting that are deemed to be material weaknesses.

Any failure to implement and maintain effective disclosure controls and procedures and internal control over financial reporting, including the identification of one or more material weaknesses, could cause investors to lose confidence in the accuracy and completeness of our financial statements and reports, which would likely adversely affect the market price of the Common Stock. In addition, we could be subject to sanctions or investigations by Nasdaq, the SEC and other regulatory authorities.

The market price of the Common Stock may be volatile, which could cause the value of your investment to decline.

The market price of the Common Stock has been and may continue to be volatile and subject to wide fluctuations depending on a number of factors, including those described in this "*Risk Factors*" section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in the Common Stock. Factors affecting the trading price of the Common Stock may include:

- market conditions in our industry or the broader stock market;

- actual or anticipated fluctuations in our financial and operating results;

- actual or anticipated developments in our business or our competitors' businesses or the competitive landscape generally;

- the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

- changes in financial estimates prepared by and recommendations provided by securities analysts concerning us or the market in general;

- the perceived success of the acquisitions;

- the public's reaction to our press releases, our other public announcements and our filings with the SEC;

- announced or completed acquisitions of businesses, commercial relationships, products, services or technologies by us or our competitors;

- changes in laws and regulations affecting our business;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- commencement of, or involvement in, litigation involving us;

- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

- sales, or anticipated sales, of large blocks of the Common Stock;

- any major change in the composition of the board of directors of DTIC ("the Board") or our management;

- general economic and political conditions such as recessions, interest rates, fuel prices, trade wars, pandemics (such as COVID-19), currency fluctuations and acts of war or terrorism; and

- other risk factors listed under this "*Risk Factors*" section.

Broad market and industry factors may materially harm the market price of the Common Stock, regardless of our actual operating performance. The stock markets have, from time to time, experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner often unrelated to the operating performance of those companies. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the market price of the Common Stock or other reasons may in the future cause us to become the target of securities litigation or shareholder activism. Shareholder activism or securities litigation could give rise to perceived uncertainties regarding the future of our business and it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect relationships with suppliers and other parties.

Further, although the Common Stock is currently listed on Nasdaq, an active trading market for the Common Stock may not be sustained. Accordingly, if an active trading market for these securities is not maintained, the liquidity of the Common Stock, your ability to sell your shares of the Common Stock when desired and the prices that you may obtain for your shares will be adversely affected.

We may require additional capital to support our operations or the growth of our business, and we cannot be certain that this capital will be available on reasonable terms when required, or at all.

We expect our expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of expenditures will be significantly affected by the performance of the oil and gas industry. Our future capital requirements may be uncertain and actual capital requirements may be different from those currently anticipated, as we look to expand the size of our business, both in terms of fleet size and geographic scope. We may need to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we may have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as planned, both of which could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain additional borrowing capacity under a credit facility. The sale of additional equity or equity-linked securities could dilute our holders of Common Stock ("Stockholders"). Moreover, the net proceeds received by us from an offering of equity securities could be reduced if the price of the Common Stock is negatively impacted by a sale of a large number of the shares of Common Stock registered by the Registration Statement. The incurrence of indebtedness would result in increased debt service obligations and could subject us to operating and financing covenants that would restrict our operations or our ability to pay dividends to our Stockholders. If we cannot raise additional funds when we need or want them, our business, financial condition, and results of operations could be negatively impacted.

As a public company, we will incur significant increased expenses and administrative burdens which could have an adverse effect on our business, financial condition and operating results.

As a public company, we face increased legal, accounting, administrative and other costs and expenses that we did not incur as a private company. These expenses may increase even more after we are no longer an "emerging growth company." The Sarbanes-Oxley Act, including the requirements of Section 404, and rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and Nasdaq, impose additional reporting and other obligations on public companies. Compliance with public company requirements will continue to lead to increased costs and make certain activities more time consuming. A number of those requirements require us to carry out activities we have not done previously. For example, we have created new board committees, have entered into new insurance policies and adopted new internal controls and disclosure controls and procedures. In addition, we have incurred, and will continue to incur, expenses associated with SEC reporting requirements. We have expanded our staff and may be required to continue expanding to ensure that our workforce has the requisite experience to implement these changes.

Furthermore, if any issues in complying with those requirements are identified (for example, if management or our independent registered public accounting firm identifies a material weakness in the internal control over financial reporting), we could incur additional costs rectifying those issues, the existence of those issues could adversely affect our reputation or investor perceptions of it and it may be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on the Board or as executive officers.

As a result of disclosure of information in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be materially adversely affected. Even if the claims do not result in litigation or are resolved in our favor, these claims and the time and resources necessary to resolve them could divert the resources of our management and adversely affect our business and results of operations. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by Stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Our Second Amended and Restated Certificate of Incorporation of DTIC ("Certificate of Incorporation") designates specific courts as the exclusive forum for substantially all stockholder litigation matters, which could limit the ability of our Stockholders to obtain a favorable forum for disputes with us or our directors, officers or employees.

Our Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against current or former directors, officers or other employees for breach of fiduciary duty, any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware ("DGCL"), our Certificate of Incorporation or Bylaws, any action asserting a claim governed by the internal affairs doctrine of the State of Delaware or any other action asserting an "internal corporate claim" (as defined in Section 115 of the DGCL), confer jurisdiction to the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware), unless we consent in writing to the selection of an alternative forum. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our Certificate of Incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This provision may limit a Stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our directors, officers or other employees and may have the effect of discouraging lawsuits against our directors, officers and other employees. Furthermore, Stockholders may be subject to increased costs to bring these claims, and the exclusive forum provision could have the effect of discouraging claims or limiting investors' ability to bring claims in a judicial forum that they find favorable.

In addition, the enforceability of similar exclusive forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our Certificate of Incorporation is inapplicable or unenforceable. In March 2020, the Delaware Supreme Court issued a decision in *Salzberg, et al. v. Sciabacucchi* which found that an exclusive forum provision providing for claims under the Securities Act to be brought in federal court is facially valid under Delaware law. We intend to enforce this provision, but we do not know whether courts in other jurisdictions will agree with this decision or enforce it. If a court were to find the exclusive forum provision contained in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, prospects, financial condition and operating results.

Shareholder litigation and regulatory inquiries and investigations are expensive and could harm our business, financial condition and operating results and could divert management attention.

In the past, securities class action litigation and/or shareholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Merger. Any shareholder litigation and/or regulatory investigations against us, whether or not resolved in our favor, could result in substantial costs and divert our management's attention from other business concerns, which could adversely affect our business and cash resources and the ultimate value of our securities.

While we have not received demand letters, we may in the future receive demand letters or complaints, from purported holders of the Common Stock regarding certain actions taken in connection with the Merger, the adequacy of the registration statement filed therewith or this Annual Report on Form 10-K. These demand letters or complaints may lead to litigation against our directors and officers in connection with the Merger. Defending against any lawsuits could require us to incur significant costs and draw the attention of our management away from the day-to-day operations of our business.

Past performance by our management team may not be indicative of future performance of an investment in us.

Information regarding performance by, or businesses associated with, our management team, directors, advisors and their respective affiliates is presented for informational purposes only. Past performance by our management team, directors, advisors and such affiliates is not a guarantee of the future success of our business and operations. You should not rely on the historical performance of our management team, directors and advisors or that of their respective affiliates as indicative of our future performance, of an investment in us, or the returns the Common Stock will, or is likely to, generate going forward.

HHEP-Directional, L.P. and its affiliates, partners, and associated entities ("HHEP") own a significant equity interest in us and may take actions that conflict with your interests.

The interests of HHEP may not align with our interests and those of our Stockholders. HHEP is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. HHEP may also pursue business opportunities that may be complementary to our business and, as a result, those business opportunities may not be available to us. Our Certificate of Incorporation provides that we renounce any interest or expectancy in, or being offered an opportunity to participate in, business opportunities that may be presented to any Stockholder, director, officer or any other person or entity (including, with respect to any of the foregoing that are entities, any affiliates and their respective directors, officers, partners, members and associated entities) in each case who is not a full-time employee of DTIC or any of its subsidiaries (each, an "Exempted Person"). Our Certificate of Incorporation further provides that no Exempted Person has a duty to communicate the receipt of knowledge of any potential circumstances, transaction, agreement, arrangement or other matter that may be Corporate Opportunity (as defined therein).

Sales of substantial amounts of Common Stock in the public markets, or the perception that such sales could occur, could reduce the price that the Common Stock might otherwise attain.

Sales of a substantial number of shares of the Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and may make it more difficult for investors to sell their shares of the Common Stock at a time and price that investors deem appropriate.

We may issue additional shares of Common Stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of your shares.

We may issue additional shares of Common Stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without Stockholder approval, in a number of circumstances. The issuance of additional shares or other equity securities of equal or senior rank could have the following effects:

- existing Stockholders' proportionate ownership interest will decrease;

- the amount of cash available per share, including for payment of dividends in the future, may decrease;

- the relative voting strength of each previously outstanding share of Common Stock may be diminished; and

- the market price of the Common Stock may decline.

We have access to a significant amount of cash and our management has broad discretion over the use of that cash. Our management may use the cash in ways that our Stockholders may not approve.

We have broad discretion over the use of our cash and cash equivalents. You may not agree with our use of such cash and cash equivalents. Our failure to apply these resources effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, on our investment of these assets. You will not have the opportunity to influence directly our decisions on how to use our cash resources.

Because there are no current plans to pay cash dividends on the Common Stock for the foreseeable future, you may not receive any return on investment unless you sell the Common Stock at a price greater than what you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made by the Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness DTIC or its subsidiaries incur. As a result, you may not receive any return on an investment in Common Stock unless you sell your shares of Common Stock for a price greater than that which you paid for it.

DTIC's sole material asset is its direct equity interest in DTIH and, accordingly, it is dependent upon distributions from DTIH to pay taxes and cover its corporate and other overhead expenses and pay dividends, if any, on the Common Stock.

DTIC is a holding company and has no material assets other than its direct equity interest in DTIH. We have no independent means of generating revenue. To the extent DTIH has available cash, DTIC will cause DTIH to make distributions of cash to pay taxes, cover its corporate and other overhead expenses and pay dividends, if any, on the Common Stock. To the extent that DTIC needs funds and DTIH's operating subsidiaries fail to generate sufficient cash flow to distribute funds to DTIC or is restricted from making such distributions or payments under applicable law or regulation or under the terms of DTIC's financing arrangements, or is otherwise unable to provide such funds, DTIC's liquidity and financial condition could be materially adversely affected.

Nasdaq Capital Market ("Nasdaq") may delist the Common Stock from trading, which could limit investors' ability to execute transactions in the Common Stock and subject us to additional trading restrictions.

We cannot assure you that the Common Stock will continue to be listed on Nasdaq. If Nasdaq delists the Common Stock from trading and we are unable to list the Common Stock on another national securities exchange, we expect the Common Stock could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

- a limited availability of market quotations for the Common Stock;

- reduced liquidity for the Common Stock;

- a determination that the Common Stock is a "penny stock" which will require brokers trading in the Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Common Stock;

- a limited amount of news and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as "covered securities." Because the Common Stock is listed on Nasdaq, the Common Stock qualifies as a covered security. Although the states are preempted from regulating the sale of the Common Stock, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, shares of Common Stock would not be covered securities and we would be subject to regulation in each state in which we offer the Common Stock.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding the Common Stock adversely, the price and trading volume of the Common Stock could decline.

The trading market for the Common Stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of the Common Stock would likely decline. If an analyst that covers us ceases its coverage or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Risk Identification and Management

The Company has a cybersecurity Risk Management Policy in place that governs the life cycle in which cybersecurity risks, including:

- Risk Identification: through various initiatives performed, including, annual assessments, penetration tests, Incident Response tabletop exercises, vulnerability scans, system monitoring activities, and cybersecurity reviews of critical third-party vendor engagements, etc.

- Risk Evaluation & Treatment: Identified issues, vulnerabilities, and exposures are captured within the Company's Risk Register, which is updated periodically to reflect the most up to date treatment option selected by the Risk Owners.

- Risk Reporting and Ongoing Management: Potentially material risks are shared as part of a monthly Cybersecurity Governance Forum, that's attended by leadership. Risk Mitigations are tracked to completion through various project updates.

The foundation of the Company's cybersecurity framework is based on written policies that govern different process areas. Risks are identified through various processes that employees perform through their daily operations and are mitigated, managed and/or governed through these established processes.

The Company is not aware of any cybersecurity risks that have materially affected or are reasonably likely to materially affect the Company's business strategy, results of operations or financial condition. However, the Company cannot provide assurance that the Company will not be materially affected in the future by such risks or any future material incidents.

Leveraging the Company's Cybersecurity Risk Management & Governance process, it has identified cybersecurity risk factors that are inherent to the Company's business and industry. The risk factors discussed in this section should be considered together with information included elsewhere in this Annual Report on Form 10-K and should not be considered the only risks to which the Company is exposed. Additionally, mitigation of these risk factors is tracked by management as part of the Cybersecurity Maturity Roadmap.

- Disruptions in the Company's supply chain could result in an adverse impact on results of operations.
- Network compromise or equipment sabotage could impact the operations of the manufacturing or distribution sites which could impact the revenue.
- Cybersecurity incidents, including breaches of confidential information, sensitive data, personal information, or intellectual property could damage the Company's reputation, disrupt operations, increase costs, and impact revenues.
- Nation state attacks due to current geopolitical and economic climate could impact oil and gas industry.

Engagement of Third Parties

The Company uses an IT Managed Service Provider in conjunction with a Cybersecurity Advisory firm to perform various functions, guiding the Company's cybersecurity posture, and providing ongoing support to the Company's cybersecurity program.

The Company has Incident Response retainer services that can be leveraged, when needed.

The Company uses a cybersecurity advisory firm to conduct annual risk assessments and penetration tests.

Board Oversight of Cybersecurity Matters

The cybersecurity dashboard with roadmap progress is shared with the board of directors regularly, which includes actions completed and any topics that need board awareness / sponsorship such as approval of budgets which include cyber security project initiatives.

An in-depth update regarding cyber security is discussed during quarterly meetings with the Audit Committee. The Audit Committee is ultimately responsible for overseeing management's execution of the Company's cybersecurity risk management program.

The Chief Financial Officer (CFO) and designees are responsible for reviewing and approving the Cybersecurity Risk Management processes, or exceptions to such processes.

External Counsel is consulted on legal matters related to Cybersecurity Risk or Incident Management as deemed necessary by leadership.

Additionally, the Cybersecurity Risk Committee holds periodic Cybersecurity Governance Forums, in which detailed cybersecurity program updates and metrics are reported.

The Company's Chief Financial Officer and VP of Finance are responsible for the oversight and communication of cybersecurity threats and risks to the Company's Board of Directors. They meet regularly with the Board of Directors where a Cybersecurity roadmap progress is shared with the board.

Item 2. Properties.

As of December 31, 2024, our one reporting segment operated out of 16 facilities in 13 locations, 12 of which are located in the United States and one of which is located in Canada. Internationally, we operated out of 3 facilities in 3 locations. Our properties are comprised of service centers and manufacturing facilities, 100% of which are leased. Please see the table below for additional information on our properties:

Location	Type	Own/Lease
United States:		
Bakersfield, CA	Service Center	Lease
Broussard, LA	Service Center, Manufacturing Facility	Lease
New Iberia, LA	Service Center	Lease
Shreveport, LA	Service Center	Lease
Williston, ND	Service Center	Lease
Oklahoma City, OK	Service Center	Lease
Charleroi, PA	Service Center	Lease
Houston, TX	Service Center, Manufacturing Facility	Lease
Midland, TX [1]	Service Center	Lease
Odessa, TX [1]	Service Center, Manufacturing Facility	Lease
Carlsbad, NM	Service Center	Lease
Casper, WY	Service Center	Lease
Vernal, UT	Service Center	Lease
Canada:	Service Center	Lease
Nisku, Canada	Service Center	Lease
Middle East:		
Dubai, UAE	Service Center	Lease
United Kingdom:		
Aberdeen, Scotland	Service Center	Lease
Europe:		
Amsterdam, The Netherlands	Support Center	Lease

[1] Consists of two facilities

Item 3. Legal Proceedings.

Due to the nature of our business, we are, from time to time, involved in routine litigation or subject to disputes or claims related to our business activities, including workers' compensation claims and employment related disputes. Although no assurance can be given with respect to the outcome of these or any other pending legal and administrative proceedings and the effect such outcomes may have, in the opinion of our management, there is no pending litigation, dispute or claim against us that, if decided adversely, will have a material adverse effect on our results of operations, financial condition or cash flows. See Note 15, *Commitments and Contingencies*.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

The Common Stock is listed on Nasdaq under the symbol "DTI". On December 31, 2024, the closing price of the Common Stock was $3.27 per share. As of December 31, 2024, there were approximately 42 holders of record of Common Stock. Such number does not include beneficial owners holding shares of the Common Stock through nominees.

Dividend Policy

We have not paid any cash dividends on the Common Stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Our ability to pay dividends on the Common Stock could be restricted by the terms of the Credit Facility Agreement or the terms of any agreement governing other indebtedness we may incur. Any future determination to declare cash dividends will be made at the discretion of the Board, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that the Board may deem relevant.

The information relating to our equity compensation plans required by Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" is incorporated by reference to such information as set forth in Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" contained herein.

Item 6. Selected Financial Data. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Drilling Tools International Holdings, Inc. ("DTIH") entered into a business combination agreement (the "Agreement") with ROC Energy Acquisition Corp. ("ROC") on February 13, 2023. The transactions contemplated by the Agreement (the "Merger") were completed on June 20, 2023, and in conjunction therewith ROC changed its name to Drilling Tools International Corporation ("DTIC" and, together with its subsidiaries, "DTI", the "Company", "we", "us" or "our", unless the context otherwise requires).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited annual financial statements and the related notes included under Item 8 – Consolidated Financial Statements and Supplementary Data of this Annual Report on Form 10-K (the "Report") as well as DTIH's audited consolidated financial statements and notes thereto included in the prospectus/proxy statement/consent solicitation statement, dated May 12, 2023, and filed with the SEC. The discussion and the analysis should also be read together with the information set forth in the section entitled "Business." The following discussion contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the sections titled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" or in other parts of this Report. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are a global oilfield services company that designs, engineers, manufactures and provides a differentiated, rental-focused offering of tools for use in onshore and offshore horizontal and directional drilling operations, as well as other cutting-edge solutions across the well life cycle. We now operate from 16 service and support centers across North America and 11 international service and support centers across the Europe, Middle East, Africa ("EMEA") regions and Asia-Pacific ("APAC") regions.

Our business model primarily centers on revenue generated from tool rentals and product sales. We generated revenue from tool rentals and product sales of $154.4 million and $152.0 million for the years ended December 31, 2024 and 2023, respectively, and had net income of $3.0 million and $14.7 million for those same periods. We historically incurred significant operating losses since inception. As of December 31, 2024 and 2023, we had an accumulated deficit of $3.6 million and $6.3 million, respectively.

We believe our future financial performance will be driven by continued investment in oil and gas drilling following years of industry underinvestment.

Market Factors

Demand for our services and products depends primarily upon the general level of activity in the oil and gas industry, including the number of active drilling rigs, the number of wells drilled, the depth and working pressure of these wells, the number of well completions, the level of well remediation activity, the volume of production and the corresponding capital spending by oil and natural gas companies. Oil and gas activity is in turn heavily influenced by, among other factors, investor sentiment, availability of capital and oil and gas prices locally and worldwide, which have historically been volatile.

Our tool rental revenues are primarily dependent on drilling activity and our ability to gain or maintain market share with a sustainable pricing model.

Our product sales revenues are primarily dependent on oil and gas companies paying for tools that are lost or damaged in their drilling programs as well as the customers need to replace aging or consumable products and our ability to provide competitive pricing. With the addition of Deep Casing Tools, we now sell tools to the end users for use in constructing their wells.

All of these factors may be influenced by the oil and gas region in which our customers are operating. While these factors may lead to differing revenues, we have generally been able to forecast our product needs and anticipated revenue levels based on historic trends in a given region and with a specific customer.

Recent Developments and Trends

In the first half of 2024, the oil and gas market witnessed a dynamic interplay of geopolitical tensions, supply concerns, and global demand fluctuations. Crude oil prices remained volatile, with benchmarks such as Brent and WTI experiencing fluctuations driven by a multitude of factors. Geopolitical tensions in key oil-producing regions, such as the Middle East, continued to influence market sentiment, leading to sporadic spikes in prices. Additionally, concerns over supply disruptions, particularly amidst conflicts and geopolitical uncertainties, added to the market's unease. As the global market for crude oil has continued its recovery, technical recessions, specifically in China, have slowed progress and created fluctuations in global demand. As of December 31, 2024, the WTI oil price was approximately $72.44 per barrel.

Despite the volatility in spot oil prices described above, our customers tend to be more focused on medium-term and long term commodity prices when making investment decisions due to the longer lead times for onshore and offshore projects. These forward prices experienced far less volatility in 2022 and 2023 and have maintained levels in 2024 which are highly constructive for onshore and offshore project demand.

Prices for natural gas decreased somewhat throughout the first half of 2024 relative to the fourth quarter of 2023 in the U.S. due to several factors, including a mild winter in key consuming regions and increased production and availability, both of which led to an oversupply in the market. Additionally, constrained storage capacity and delivery delays resulted in uncertainty around liquified natural gas exports in the U.S. Despite these factors, the price of natural gas rebounded in the second half of 2024, to a point in which the December 2024 average price exceeded the December 2023 average price. Henry Hub natural gas spot prices have increased from an average of $2.52 per one million British Thermal Units ("MMBtu") in December 2023 to $3.01 per MMBtu in December 2024.

The ongoing conflict in Ukraine and the Israel-Hamas conflict have caused uncertainty in the oil and natural gas markets, and the financial markets, both globally and in the U.S. Such uncertainty already has and could continue to cause stock price volatility and supply chain disruptions as well as higher oil and natural gas prices. These could result in higher inflation worldwide, impact consumer spending and negatively impact demand for our goods and services. Moreover, additional interest rate increases by the U.S. Federal Reserve to combat inflation could further increase the probability of a recession.

Notwithstanding the significant commodity price volatility over the past several years, we have seen decreases in drilling activity in the Western Hemisphere. Conversely, Eastern Hemisphere drilling activity has increased year over year. For the years ended December 31, 2024 and 2023, the monthly average Western Hemisphere rig count was 940 and 1,040 rigs, respectively, or a decrease of 10%. For the years ended December 31, 2024 and 2023, the monthly average Eastern Hemisphere rig count was 747 and 732 rigs, respectively, or an increase of 2%.

Inflation and Increased Costs

We are experiencing the impacts of global inflation, both in increased personnel costs and the prices of goods and services required to operate our rigs and execute capital projects. While we are currently unable to estimate the ultimate impact of rising prices, we do expect that our costs will continue to rise in the near term and will impact our profitability.

How We Evaluate Our Operations

We use a number of financial and operational measures to routinely analyze and evaluate the performance of our business, including revenue, net and non-GAAP measures Adjusted EBITDA.

Revenue, net

We analyze our performance by comparing actual monthly revenue to revenue trends and revenue forecasts by product line as well as tool activity trends for each month. Our revenue is primarily derived from tool rental and product sales.

Adjusted EBITDA

We regularly evaluate our financial performance using Adjusted EBITDA. Our management believes Adjusted EBITDA is a useful financial performance measure as it excludes non-cash charges and other transactions not related to our core operating activities and allows more meaningful analysis of the trends and performance of our core operations.

Please refer to the section titled "Non-GAAP Financial Measures" below for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial performance measure calculated and presented in accordance with GAAP.

Free Cash Flow

Beginning in the first quarter of fiscal year 2024, we revised our presentation of non-GAAP measures to exclude the presentation of free cash flow in alignment with industry practices and to enhance comparability with our peers. The Company has determined that GAAP disclosures regarding the Company's liquidity and capital resources, in the form provided in the Company's recent periodic reports and without further enhancement through the inclusion of non-GAAP free cash flow information, provide investors with sufficient information on the Company's cash available for investments, acquisitions, and working capital requirements.

Key Components of Results of Operations

The discussion below relating to significant line items from our consolidated statements of operations and comprehensive income are based on available information and represent our analysis of significant changes or events that impact the comparability of the reported amount. Where appropriate, we have identified specific events and changes that affect comparability or trends and, where reasonably practicable, we have quantified the impact of such items.

Revenue, net

We currently generate our revenue, net from tool rental services and product sales. Tool rental services consist of rental services, inspection services, and repair services and is accounted for in accordance Topic 842. We recognize revenues from renting tools on a straight-line basis. Our rental contract periods are daily, monthly, per well, or based on footage. As part of this straight-line methodology, when the equipment is returned, we recognize as incremental revenue the excess, if any, between the amount the customer is contractually required to pay, which is based on the rental contract period applicable to the actual number of days the drilling tool was out on rent, over the cumulative amount of revenue recognized to date.

The rental tool recovery component of product sales revenue is recognized when a tool is deemed to be lost-in-hole, damaged-beyond-repair, or lost-in-transit while in the care, custody, or control of the customer. Other made to order product sales revenue is recognized when the product is picked up by the customer and control is transferred. Product sale revenue is accounted for in accordance with Topic 606.

We expect our tool rental services revenue to increase due to an expected increase in drilling activity, customer pricing and market share.

We expect that product sales revenue will increase as aged and consumable products will continue to be replaced in order to maintain or increase capacity. Additionally, product sale focused acquisitions are expected to further increase product sale revenue.

Costs and Expenses

Our costs and expenses consist of cost of revenue, selling, general and administrative expense, and depreciation and amortization expense.

Cost of Revenue

Our cost of revenue consists primarily of all direct and indirect expenses related to providing our tool rental services offering and delivering our product sales, including personnel-related expenses and costs associated with maintaining the facilities.

We expect our total cost of tool rental revenue and our total cost of product sale revenue to increase in absolute dollars in future periods, corresponding to our anticipated growth in revenue and employee headcount. This increase in headcount is intended to support our customers and maintain the manufacturing, operations and field service team. The expected increase in these two costs builds-in some expected cost inflation.

We expect that gross margins will continue to improve slightly as we leverage our existing cost structure to increase our business activity. However, we expect to see continued pricing pressure from customers which may offset any incremental gains.

Selling, General and Administrative Expense

General and administrative expenses consist primarily of personnel-related expenses, including salaries, benefits and stock-based compensation for personnel, and outside professional services expenses including legal, audit and accounting services, insurance, other administrative expenses and allocated facility costs for our administrative functions.

We expect our operating expenses to increase in absolute dollars for the foreseeable future as a result of operating as a public company as well as the Company continues to grow and scale operations. In particular, we expect our legal, accounting, tax, personnel-related expenses and directors' and officers' insurance costs reported within general and administrative expense to increase as we establish more comprehensive compliance and governance functions, increase security and IT compliance functions, review internal controls over financial reporting in accordance with the Sarbanes-Oxley Act and prepare and distribute periodic reports as required by the rules and regulations of the SEC. As a result, our historical results of operations may not be indicative of our results of operations in future periods.

Selling expenses consist primarily of personnel-related expenses, including salaries, benefits and stock-based compensation for personnel, direct advertising, marketing and promotional material costs, sales commission expense, consulting fees and allocated facility costs for our sales and marketing functions.

We intend to increase investments in our sales and marketing organization to increase revenue, expand our global customer base, and broaden our brand awareness. We expect our sales and marketing expenses to continue to increase in absolute dollars for the foreseeable future.

Depreciation and Amortization Expense

Depreciation and amortization expense relates to the consumption of our property and equipment, which consists of rental tools, shop equipment, computer equipment, furniture and fixtures and leasehold improvements, and the amortization of our intangible assets mainly related to customer relationships, patents, and developed technology.

Other expense, net

Our other expense, net is primarily comprised of interest income (expense), gain on sale of property, unrealized gain (loss) on securities, transaction related expenses, and other miscellaneous income and expense unrelated to our core operations.

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

The following table set forth our results of operations for the years ended December 31, 2024 and 2023:

(In thousands)	Year Ended December 31,			
	2024		**2023**	
Revenue, net:				
Tool rental	$	117,926	$	119,239
Product sale		36,520		32,795
Total revenue, net		154,446		152,034
Operating costs and expenses:				
Cost of tool rental revenue		24,110		28,270
Cost of product sale revenue		14,381		7,249
Selling, general, and administrative expense		78,695		68,264
Depreciation and amortization expense		23,832		20,352
Total operating costs and expenses		141,018		124,135
Operating income		13,428		27,899
Other expense, net:				
Interest expense, net		(3,369)		(1,103)
Gain on sale of property		60		101
Loss on asset disposal		—		(489)
Gain (loss) on remeasurement of previously held equity interest		368		(255)
Other expense, net		(7,503)		(6,359)
Total other expense, net		(10,444)		(8,105)
Income before income tax expense		2,984		19,794
Income tax expense		30		(5,046)
Net income	$	3,014	$	14,748

Revenue, net

Our revenue, net consists of tool rental and product sale revenues.

(In thousands)	Year Ended December 31,				Change		
	2024		**2023**		**Amount**		**%**
Tool rental	$	117,926	$	119,239	$	(1,313)	(1)%
Product sale	$	36,520	$	32,795	$	3,725	11%

Tool rental revenue decreased $1.3 million, or 1%, to $117.9 million for the year ended December 31, 2024 as compared to $119.2 million for the year ended December 31, 2023. The decrease was primarily driven by decreased market activity and customer pricing across all divisions, especially in relation to our Directional Tool Rentals ("DTR") division, the revenue of which decreased $6.0 million, our Premium Tools Division ("PTD"), the revenue of which decreased $0.3 million. These decreases were offset by increases at our Wellbore Optimization Tools ("WOT") division, the revenue of which increased $3.3 million and additional tool rental revenue added of $1.9 million as a result of the acquisition of Deep Casing Tools ("DCT") which was acquired in March 2024 and European Drilling Projects ("EDP) which was acquired in October 2024.

Product sale revenue increased $3.7 million, or 11%, to $36.5 million for the year ended December 31, 2024 as compared to $32.8 million for the year ended December 31, 2023. The increase was primarily driven by the addition of DCT in March 2024 and DPD in August 2024. This increase was offset by a decrease in tool recovery revenue as a result of lower than average recovery events in 2024 as compared to 2023.

Costs and Expenses

Cost of Revenue

Our cost of revenue consists of cost of tool rental revenue and cost of product sale revenue.

(In thousands)	Year Ended December 31,		Change	
	2024	2023	Amount	%
Cost of tool rental revenue	$ 24,110	$ 28,270	$ (4,160)	(15)%
Cost of product sale revenue	$ 14,381	$ 7,249	$ 7,132	98%

Cost of tool rental revenue decreased $4.2 million, or 15%, to $24.1 million for the year ended December 31, 2024 as compared to $28.3 million for the for the year ended December 31, 2023. Across all divisions, the decrease in cost of tool rental revenue was primarily driven by decreased labor and repair costs due to decreased rental activity as these expenses correlate directly to activity.

Cost of product sale revenue increased $7.1 million, or 98%, to $14.4 million for the year ended December 31, 2024 as compared to $7.2 million for the for the year ended December 31, 2023. The increase in cost of product sale revenue was primarily driven by the addition of DCT, whose predominantly a product sales business, in March 2024 and the addition of DPD in August 2024. Additionally, for the recovery events that occurred in 2024, the net book value of the tools lost-in-hole or damaged-beyond-repair were higher than historical averages, indicating that the tools had a longer remaining useful life than in prior years. As a result, cost of product sales associated with recovery events remained flat year over year while revenue from recovery events decreased year over year.

Selling, General, and Administrative Expense

(In thousands)	Year Ended December 31,		Change	
	2024	2023	Amount	%
Selling, general, and administrative expense	$ 78,695	$ 68,264	$ 10,431	15%

Selling, general, and administrative expense increased $10.4 million, or 15%, to $78.7 million for the year ended December 31, 2024 as compared to $68.3 million for the year ended December 31, 2023. This increase was primarily driven by an increase in personnel-related expenses directly related to the acquisitions completed this year of $6.1 million. Additionally, there were addtional increases in expenses incurred attributable to the acquisitions and the first full year of being a public company. Specifically, there was a $0.8 million increase in rent related expenses, a $1.4 million increase in accounting, legal, and advertising related expenses, and a $1.4 million increase in insurance expenses. No other driver of this increase was individually significant.

Depreciation and Amortization Expense

(In thousands)	Year Ended December 31,		Change	
	2024	2023	Amount	%
Depreciation and amortization expense	$ 23,832	$ 20,352	$ 3,480	17%

Depreciation and amortization expenses increased $3.5 million, or 17%, to $23.8 million for the year ended December 31, 2024 as compared to $20.4 million for the year ended December 31, 2023. The increase was primarily due an increase in depreciation expense resulting from a higher property, plant and equipment balance as of December 31, 2024 as well as an increase in amortization expense as result of intangible assets recognized during purchase price accounting for the acquisitions.

Other expense, net

Interest Expense, net

(In thousands)	Year Ended December 31,		Change	
	2024	2023	Amount	%
Interest expense, net	$ (3,369)	$ (1,103)	$ 2,266	205%

Interest expense, net increased $2.3 million, or 205%, to $3.4 million for the year ended December 31, 2024 as compared to $1.1 million for the year ended December 31, 2023. The increase was a result of increased interest on the term loan entered into in March 2024 as well as the various draws on the credit facility throughout 2024, the funds of which were used to acquire new businesses.

Other Expense, net

| (In thousands) | Year Ended December 31, | | Change | |
	2024	2023	Amount	%
Other expense, net	$ (7,503)	$ (6,359)	$ (1,144)	18%

Other expenses, net increased by $1.1 million, or 18%, to $7.5 million for the year ended December 31, 2024 as compared to $6.4 million for the year ended December 31, 2023. The increase was primarily due to transaction costs related to the acquisitions completed in 2024, which totaled $7.0 million, as compared to transaction costs of $6.0 million in 2023 related to the merger.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use certain non-GAAP financial measures, as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may be different than similarly titled measures used by other companies, are presented to enhance investors' overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

We use the non-GAAP financial measure Adjusted EBITDA, which is defined as net income (loss); excluding: interest income; interest expense; other income (expense), including those that do not reflect our core operating activities, net; income tax benefit (expense); depreciation and amortization; and certain other non-cash items impacting net income (loss) from time to time. We believe that Adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the expenses that we exclude in Adjusted EBITDA.

These non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measures compared to the closest comparable GAAP measure. Some of these limitations are that:

- Adjusted EBITDA excludes certain recurring, non-cash charges such as depreciation of fixed assets and amortization of acquired intangible assets and, although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future;

- Adjusted EBITDA excludes income tax benefit (expense).

The following tables present a reconciliation of Adjusted EBITDA to net income for the years ended December 31, 2024 and 2023 (non-recurring transaction expenses recorded to other (income) expense are presented separately within Adjusted EBITDA):

(In thousands)	Year Ended December 31,	
	2024	2023
Net income	$ 3,014	$ 14,748
Add (deduct):		
Income tax expense	(30)	5,046
Depreciation and amortization	23,832	20,352
Interest expense, net	3,369	1,103
Stock option expense	2,092	1,661
Management fees	750	1,130
Gain on sale of property	(60)	(101)
Loss on asset disposal	—	489
Loss (gain) on remeasurement of previously held equity interest	(368)	255
Transaction expense	7,036	5,979
Other expense, net	467	380
Adjusted EBITDA	$ 40,101	$ 51,042

Liquidity and Capital Resources

On December 31, 2024 and 2023, we had $6.2 million and $6.0 million of cash and cash equivalents, respectively. Our primary sources of liquidity and capital resources are cash on hand, cash flows generated by operating activities and, if necessary, borrowings under the Credit Facility Agreement. We may use additional cash generated to execute strategic acquisitions or for general corporate purposes. We believe that our existing cash on hand, cash generated from operations and available borrowings under the Credit Facility Agreement will be sufficient for at least the next 12 months to meet working capital requirements and anticipated capital expenditures.

Credit Facility Agreement

Reference is made to the disclosure set forth under the heading "Revolving Credit Facility" in Note 8, *Revolving Credit Facility*, of the notes to the consolidated financial statements included elsewhere in this Report.

Capital Expenditures

Our capital expenditures relate to capital additions or improvements that add to our rental or repair capacity or extend the useful life of our drilling tools and related infrastructure. Also, our capital expenditures relate to the replacement of tools that are lost or damaged by a customer, and such expenditures are funded by a rental tool recovery sale amount paid by the customer. We regularly incur capital expenditures on an on-going basis to (i) increase the size of or maintain our rental tool fleet and equipment, (ii) extend the useful life of our rental tools and equipment and (iii) acquire or upgrade computer hardware and software. The amount of our capital expenditures is influenced by, among other things, demand for our services, recovery of lost or damaged tools, schedules for refurbishing our various rental tools and equipment, cash flow generated by our operations, expected rates of return and cash required for other purposes.

Contractual Obligations and Commitments

Our material contractual obligations arise from leases of facilities and vehicles under non-cancellable operating leases agreements. See Note 15, *Commitments and contingencies,* of the notes to the consolidated financial statements included elsewhere in this Report.

Tax Obligations

We currently have available federal net operating loss carryforwards to offset our federal taxable income, and we expect that these carryforwards will substantially reduce our cash tax payments over the next several years. If we forfeit these carryforwards for any reason or deplete them faster than anticipated, our cash tax obligations could increase substantially. For additional information, see Note 11, *Income Taxes,* of the notes to the consolidated financial statements included elsewhere in this Report.

Cash Flows

The following table sets forth our cash flows for the period indicated:

	Year Ended December 31,	
(In thousands)	**2024**	**2023**
Net cash flows from:		
Operating activities	$ 6,058	$ 23,334
Investing activities	(53,586)	(23,864)
Financing activities	47,885	4,295
Effect of changes in foreign exchange rate	(175)	(114)
Net increase in cash and cash equivalents	$ 182	$ 3,651

Cash Flows (Used In) Provided by Operating Activities

Net cash provided by operating activities for the year ended December 31, 2024 was $6.1 million resulting from our net income of $3.0 million, adjusted for non-cash charges of $29.3 million in depreciation, amortization, deferred financing, and leases, $2.1 million of stock-based compensation expense and $0.5 million of other non-cash charges. This was partially offset by a $10.0 million gain on rental tool recovery sales, $0.8 million in deferred tax benefits, $0.4 million in unrealized gains on equity securities, and $17.6 million in net changes from operating assets and liabilities. The $17.6 million in cash used in operating assets and liabilities is primarily due to a $4.0 million cash outflow in accounts receivable associated with higher revenues in 2024, a $4.3 million cash outflow related to increased inventory purchases, a $4.8 million cash outflow from operating lease liabilities as we increase right-of-use assets on hand, and a $5.3 million cash outflow due to a decrease in the account payable and accrued expenses balances. These outflows were offset by a cash inflow related to prepaid expenses of $0.9 million. We will continue to evaluate our capital requirements for both short-term and long-term liquidity needs, which could be affected by various risks and uncertainties, including, but not limited to, the effects of the current inflationary environment, rising interest rates, and other risks detailed in the section of this Report entitled "Risk Factors."

Net cash provided by operating activities for the year ended December 31, 2023, was $23.3 million resulting from our net income of $14.7 million, adjusted for non-cash charges of $25.0 million in depreciation, amortization, deferred financing, and leases, $4.0 million of stock-based compensation expense as a result of the Merger, $0.5 million of losses on asset disposals, $3.4 million in deferred tax expense, and $0.3 million of other non-cash charges. This was partially offset by a $16.7 million gain on rental tool recovery sales and $8.1 million in net changes from operating assets and liabilities. The $8.1 million in cash used in operating assets and liabilities is primarily due to a $1.0 million cash outflow in accounts receivable associated with an increase in sales and higher revenues during 2023 compared to 2022, a $4.4 million cash outflow from operating lease liabilities as we increase right-of-use assets on hand, a $1.7 million cash outflow from inventories due to purchased inventory related to our attempt to reduce risk and uncertainties in our supply chain, and a $1.5 million cash out flow in accounts payable due to differences in the timing of disbursements. This was partially offset by a $0.6 million cash inflow in accrued expenses due to differences in the timing of disbursements. We will continue to evaluate our capital requirements for both short-term and long-term liquidity needs, which could be affected by various risks and uncertainties, including, but not limited to, the effects of the current inflationary environment, rising interest rates, and other risks detailed in the section of this Report entitled "Risk Factors."

Cash Flows (Used In) Provided by Investing Activities

Net cash used in investing activities for the year ended December 31, 2024 was $53.6 million. Purchases of property, plant, and equipment of $22.9 million and cash spent in business acquisitions of $47.3 million were partially offset by proceeds from rental tool recovery sales of $15.3 million and proceeds from sale of equity securities of $1.2 million.

Net cash used in investing activities for the year ended December 31, 2023 was $23.9 million. Purchases of property, plant, and equipment of $43.8 million were partially offset by proceeds from rental tool recovery sales of $19.7 million and proceeds from sale of property of $0.2 million.

Cash Flows (Used In) Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2024 was $47.9 million resulting from proceeds from the revolving line of credit of $38.6 million and proceeds from long-term debt of $25.0 million. These inflows were offset by payments on the revolving credit facility of $11.5 million, payments on long-term debt of $3.5 million, and payments of debt issuance costs of $0.7 million.

Net cash provided by financing activities for the year ended December 31, 2023 was $4.3 million resulting from proceeds from the Merger and PIPE Financing, net of transaction costs, of $23.1 million. This was partially offset by a complete paydown on the Credit Facility Agreement of $18.3 million, payments of deferred financing costs of $0.3 million, and payments to holders of DTIH convertible preferred stock in connection with the Merger of $0.2 million.

Critical Accounting Policies and Estimates

In preparing our annual financial statements in accordance with generally accepted accounting principles in the United States of America ("GAAP"), we make numerous estimates and assumptions that affect the accounting for and recognition and disclosure of assets, liabilities, equity, revenues and expenses. We must make these estimates and assumptions because certain information that we use is dependent on future events, cannot be calculated with a high degree of precision from available data or is not otherwise capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine, and we must exercise significant judgment. Actual results could differ materially from the estimates and assumptions that we use in the preparation of our financial statements. We identify certain accounting policies as critical based on, among other things, their impact on the portrayal of our financial condition and results of operations and the degree of difficulty, subjectivity and complexity in their deployment. Note 1, Summary of significant accounting policies, to the financial statements included elsewhere in this Report includes a summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements.

The critical accounting estimates, assumptions and judgments we believe to have the most significant impact on the annual financial statements are described below. See Note 1, *Summary of significant accounting policies*, to the financial statements included elsewhere in this Report for additional information related to critical accounting estimates and significant accounting policies.

Revenue recognition

On January 1, 2019, we adopted Accounting Standards Codification ("ASC") 606 on a modified retrospective basis for all contracts with customers. As a result of the adoption, there were no material changes to the timing of the revenue recognition or measurement of revenue. Therefore, the only changes to the financial statements related to the adoption are in the disclosures as included herein. We adopted ASC 842, Leases ("ASC 842") as of January 1, 2022. ASC 842 was adopted using the modified retrospective transition approach, with no restatement of prior periods or cumulative adjustments to retained earnings.

We recognize revenue in accordance with two different accounting standards: 1) Topic 606 (which addresses revenue from contracts with customers) and 2) Topic 842 (which addresses lease revenue). We derive our revenue from two revenue types: tool rental services and product sales.

Tool Rental Services

Tool rental services consist of rental services, inspection services, and repair services. Tool rental services are accounted for under Topic 842.

Owned tool rentals represent our most significant revenue type and are governed by our standard rental contract. We account for such rentals as operating leases. The lease terms are included in the contracts, and the determination of whether our contracts contain leases generally does not require significant assumptions or judgments. Owned tool rentals represent revenue from renting tools that we own. We do not generally provide an option for the lessee to purchase the rented equipment at the end of the lease.

The Company recognizes revenues from renting tools on a straight-line basis. The Company's rental contract periods are daily, monthly, or per well. As part of this straight-line methodology, when the equipment is returned, the Company recognizes as incremental revenue the excess, if any, between the amount the customer is contractually required to pay, which is based on the rental contract period applicable to the actual number of days the drilling tool was out on rent, over the cumulative amount of revenue recognized to date. In any given accounting period, the Company will have customers return the drilling tool and be contractually required to pay the Company more than the cumulative amount of revenue recognized to date under the straight-line methodology. Additionally, the Company has rental contracts that are based on usage, either on a per footage or per well basis. As these types of rental contracts consist of variable lease payments, which are unknown at commencement, as well as a fixed payment component, revenue is recognized when the changes in the factor on which the contingent lease payments are based occur, in an amount equal to the excess of the fixed component. When the customer returns the rental equipment and the footage or usage becomes known, the Company recognizes revenue.

We record the amounts billed to customers in excess of recognizable revenue as deferred revenue on our consolidated balance sheet.

As noted above, we are unsure of when the customer will return rented drilling tools. As such, we do not know how much the customer will owe us upon return of the tool and we therefore cannot provide a maturity analysis of future lease payments. Our drilling tools are generally rented for short periods of time. Lessees do not provide residual value guarantees on rented equipment.

We expect to derive significant future benefits from our drilling tools following the end of the rental term. Our rentals are generally short-term in nature, and our tools are typically rented for the majority of the time that we own them.

Product Sales

Product sales consist of charges for rented tools that are damaged beyond repair, charges for lost-in-hole, and charges for lost-in-transit while in the care, custody or control of our customers, and other charges for made to order product sales. Product sales are accounted for under Topic 606.

Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for our arrangements with customers, we: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

We account for a contract when we have approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability of consideration is probable. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the revenue standard. The transaction price is measured as consideration specified in a contract with a customer and excludes any sales incentives and taxes or other amounts collected on behalf of third parties. As each of our contracts with customers contain a single performance obligation to provide a product sale (in some cases, multiple products in one contract which each represent a single performance), we do not have any performance obligations requiring allocation of transaction prices.

The performance obligation for made to order product sales is satisfied and revenue is recognized when control of the asset transfers to the customer, which typically occurs upon delivery of the product or when the product is picked up at our shipping dock. Additionally, pursuant to the contractual terms with our customers, the customer must notify us of, and purchase from us, any rented tools that are damaged beyond repair, lost-in-hole, or lost-in-transit while in the care, custody or control of such customer. Revenue is recognized for these products when the customer notifies us that one of these noted events has occurred.

We do not have any material revenue expected to be recognized in the future related to remaining performance obligations or contracts with variable consideration related to undelivered performance obligations. There was no revenue recognized in the current period from performance obligations satisfied in previous periods.

Contract estimates and judgments

Our revenues accounted for under Topic 606 generally do not require significant estimates or judgments, primarily because:

- The transaction price is generally fixed and stated in our contracts;

- As noted above, out contracts generally do not include multiple performance obligations, and accordingly, do not require estimates of standalone selling price for each performance obligation;

- Our revenues do not include variable consideration, or result in significant obligations associated with returns, refunds, or warranties; and

- Most of our revenue is recognized when the applicable performance obligations are readily determinable. As noted above, our Topic 606 revenue is generally recognized at the time of shipping or upon notification from our customers that a rented tool is damaged beyond repair, lost-in-hole, or lost-in-transit while in the care, custody, or control of our customers.

Our revenues accounted for under Topic 842 also generally do not require significant estimates or judgments. We monitor and review our estimated standalone selling prices on a regular basis.

Stock-Based Compensation

We account for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires that the cost of awards of equity instruments offered in exchange for employee services, including employee stock options and restricted stock awards, be measured based on the grant-date fair value of the award. We determine the fair value of stock options granted using the Black-Scholes-Merton option-pricing model ("Black-Scholes model") and recognizes the cost over the period during which an employee is required to provide service in exchange for the award, generally the vesting period, with forfeitures accounted for as they occur.

Leases

We adopted ASC 842, Leases ("ASC 842") as of January 1, 2022. ASC 842 was adopted using the modified retrospective transition approach, with no restatement of prior periods or cumulative adjustments to retained earnings. Upon adoption, we elected the package of transition practical expedients, which allowed us to carry forward prior conclusions related to whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases and initial direct costs for existing leases. We elected the use-of-hindsight to reassess lease term. We elected not to recognize leases with an initial term of 12 months or less within the consolidated balance sheets and to recognize those lease payments on a straight-line basis in the consolidated statements of operation over the lease term. The new lease accounting standard also provides practical expedients for an entity's ongoing accounting. We elected the practical expedient to not separate lease and non-lease components for all leases.

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and current operating lease liabilities and operating lease liabilities, net of current portion on our consolidated balance sheets. We recognize lease expense for its operating leases on a straight-line basis over the term of the lease.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from a lease. ROU assets and operating lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. Operating lease ROU assets also include the impact of any lease incentives. An amendment to a lease is assessed to determine if it represents a lease modification or a separate contract. Lease modifications are reassessed as of the effective date of the modification using an incremental borrowing rate based on the information available at the commencement date. For modified leases we also reassess the lease classification as of the effective date of the modification.

The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate because the interest rate implicit in our leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

Our lease terms include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option in the measurement of its ROU assets and liabilities. We consider contractual-based factors such as the nature and terms of the renewal or termination, asset-based factors such as physical location of the asset and entity-based factors such as the importance of the leased asset to our operations to determine the lease term. We generally use the base, non-cancelable lease term when determining the ROU assets and lease liabilities. The ROU asset is tested for impairment in accordance with Accounting Standards Codification Topic 360, Property, Plant, and Equipment.

Lessor Accounting

Our leased equipment primarily consists of rental tools and equipment. Our agreements with our customers for rental equipment contain an operating lease component under ASC 842 because (i) there are identified assets, (ii) the customer has the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use and (iii) the customer directs the use of the identified assets throughout the period of use.

Our lease agreement contract periods are daily, monthly, per well, or based on footage. Lease revenue is recognized on a straight-line basis based on these rates. We do not provide an option for the lessee to purchase the rented tools at the end of the lease and the lessees do not provide residual value guarantees on the rented assets.

We recognized operating lease revenue within the "Tool Rental Revenue" line on the consolidated statements of income and comprehensive income.

Long-Lived Asset Impairment

We evaluate the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to, (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent to or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. We measure the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. For the year ended December 31, 2024 and 2023, management determined that there was no impairment with regard to our intangible assets.

For property, plant and equipment, events or circumstances indicating possible impairment may include a significant decrease in market value or a significant change in the business climate. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss is the excess of the asset's carrying amount over its fair value. For the year ended December 31, 2024 and 2023, management determined that there was no impairment with regard to our property, plant, and equipment.

Goodwill

We use the acquisition method to account for business combinations and, to the extent that the purchase price exceeds the fair value of the net assets acquired, we record goodwill. In accordance with U.S. GAAP, we are required to evaluate our goodwill at least annually. We perform our annual goodwill assessment as of December 31, or more frequently if indicators of impairment exist. Qualitative factors that indicate impairment could include, but are not limited to, (i) macroeconomic conditions, (ii) industry and market considerations, (iii) cost factors, (iv) overall financial performance of the reporting unit, and (v) other relevant entity-specific events. The first step in our annual goodwill assessment is to perform the optional qualitative assessment allowed by *ASC Topic 350 "Intangibles - Goodwill and Other"* (ASC 350). In our qualitative assessment, we evaluate relevant events or circumstances to determine whether it is more likely than not (i.e., greater than 50%) that the fair value of a reporting unit is less than its carrying amount. If we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, ASC 350 requires us to compare the fair value of such reporting unit to its carrying value including goodwill. To determine the fair value of our reporting units, we use multiple valuation techniques including a discounted cash flow analysis, using the applicable weighted average cost of capital, in combination with a market approach that uses market multiples and a selection of guideline public companies. This test requires us to make assumptions about the future growth of our business and the market in general, as well as other variables such as the level of investment in capital expenditure, growth in working capital requirements and the terminal or residual value of our reporting units beyond the periods of estimated annual cash flows. We may use a third-party valuation firm to assist us with this analysis. If the fair value of each reporting unit exceeds its carrying value, no action is required. Otherwise, an impairment loss is recorded to the extent that the carrying amount of the reporting unit including goodwill exceeds the fair value of that reporting unit. We believe the estimates and assumptions used in our impairment assessment are reasonable based on available market information, but variations in any of the assumptions could result in materially different calculations of fair value and determinations of whether or not an impairment is indicated during current or future periods.

Business Combinations

We account for business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. On the acquisition date for a business combination, we allocate the total purchase consideration for the acquisition to the assets acquired and liabilities assumed based on their respective estimated fair values on the acquisition date. Additionally, we identify and attribute fair values and estimated lives to acquired intangible assets. We identify an acquired intangible asset apart from goodwill whenever the intangible asset arises from contractual or other legal rights, or when it can be separately sold, transferred, licensed, rented, or exchanged. We recognize goodwill, if any, in the amount by which the aggregate fair value of the total purchase consideration exceeds the aggregate fair value of the net assets (including intangible assets) acquired.

In determining the fair values of assets acquired (including intangible assets) and liabilities assumed, we utilize a variety of methods. Each asset acquired and liability assumed is measured at fair value from the perspective of a market participant. The methods used to estimate the fair values of intangible assets incorporate significant estimates and assumptions regarding the estimates a market participant would make in order to evaluate an asset, including, but not limited to, a market participant's use of the asset as well as forecasts for cash flows, revenue growth, asset lives, customer attrition rates, royalty rates, income tax rates, and discount rates.

We believe that the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions that a market participant would use. While we use our best estimates and assumptions to value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. The use of different assumptions related to these uncertain factors at acquisition could result in material changes to the amounts initially recorded at acquisition, which could have a material impact on our consolidated financial statements. When appropriate, we engage third-party valuation specialists to assist in determining the fair values of assets acquired and liabilities assumed.

If the initial accounting for a business combination has not been completed by the end of the reporting period in which the business combination occurs, provisional amounts are reported to present information about facts and circumstances that existed as of the acquisition date. We must complete the accounting for each business combination during its measurement period, which cannot exceed one year from the acquisition date. Adjustments made during the measurement period could have a material impact on our consolidated financial statements.

Costs that are directly attributable to business combinations are expensed as incurred within other expenses, net, on the consolidated statements of income and comprehensive income. The results of operations of acquisitions are included in the consolidated financial statements from the date of acquisition.

Recently Issued and Adopted Accounting Standards

A discussion of recent accounting pronouncements is included in Note 1, *Summary of significant accounting policies*, to the consolidated financial statements included elsewhere in this report.

JOBS Act Accounting Election

In April 2012, the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), was enacted. Section 107 of the JOBS Act provides that an "emerging growth company" may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we will not adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies. In addition, as an emerging growth company, we may take advantage of certain reduced disclosure and other requirements that are otherwise applicable generally to public companies. DTI will take advantage of these exemptions until such earlier time that it is no longer an emerging growth company. DTI would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year following the fifth anniversary of the date of the completion of the offering on December 6, 2021; (ii) the last day of the fiscal year in which its total annual gross revenue is equal to or more than $1.235 billion (iii) the date on which it has issued more than $1.0 billion in nonconvertible debt during the previous three years or (iv) the date on which it is deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Quantitative and Qualitative Disclosures about Market Risk

Credit risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and accounts receivable. We maintain cash and cash equivalents with major and reputable financial institutions. Deposits held with these financial institutions may exceed the amount of insurance provided by the Federal Deposit Insurance Corporation and Canadian Deposit Insurance Corporation on such deposits but may be redeemed upon demand. We perform periodic evaluations of the relative credit standing of these financial institutions. With respect to accounts receivable, we monitor the credit quality of our customers as well as maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments.

Concentration risk

During the years ended December 31, 2024, 28% of our total revenue was earned from two of our customers. During the years ended December 31, 2023, 39% of our total revenue was earned from three of our customers. Amounts due from these customers included in accounts receivable at December 31, 2024 and December 31, 2023 were approximately $6.3 million and $11.1 million, respectively.

Foreign currency risk

Our customers are primarily located in the United States and Canada, but through the recent acquisitions, this has expanded to include customers located located in countries all across the globe. Therefore, foreign exchange risk exposures arise from transactions denominated in currencies other than the U.S. dollar, which is our functional and reporting currency. To date, a majority of our sales have been denominated in United States and Canadian dollars but we expect more sales to be denominated in other foreign currencies as we continue to expand globally. As we expand our presence in international markets, our results of operations and cash flows may increasingly be subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements to minimize the impact of these fluctuations in the exchange rates. We will periodically reassess our approach to manage our risk relating to fluctuations in currency rates.

We do not believe that foreign currency risk had a material effect on our business, financial condition, or results of operations during the periods presented.

Inflation Risk

We expect we will continue to experience inflationary pressures on our cost structure for the foreseeable future. However, tightness in overseas freight and transit times from have eased. Nonetheless, we cannot be confident that transit times or input prices will return to the lower levels experienced in prior years. Continued inflation and looming concerns regarding a possible recession weigh on the outlook for oil demand which could in turn negatively impact demand for our goods and services.

Item 8. Financial Statements and Supplementary Data.

DRILLING TOOLS INTERNATIONAL CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID Number 410)

Consolidated Balance Sheets as of December 31, 2024 and 2023

Consolidated Statement of Income and Comprehensive Income for the Years Ended December 31, 2024 and 2023

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Shareholder's Equity for the Years Ended December 31 2024, and 2023

Consolidated Statement of Cash Flows for the Years Ended December 31, 2024 and 2023

Notes to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Drilling Tools International Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Drilling Tools International Corporation (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income and comprehensive income, consolidated statements of changes in redeemable convertible preferred stock and shareholders' equity and consolidated statements of cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/ s / Weaver and Tidwell, L.L.P.

Austin, Texas
March 14, 2025

We have served as the Company's auditor since 2022.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)		December 31, 2024		December 31, 2023
ASSETS				
Current assets				
Cash	$	6,185	$	6,003
Accounts receivable, net		39,606		29,929
Related party note receivable, current		909		—
Inventories, net		17,502		5,034
Prepaid expenses and other current assets		3,874		4,553
Investments - equity securities, at fair value		—		888
Total current assets		68,076		46,408
Property, plant and equipment, net		75,571		65,800
Operating lease right-of-use asset		22,718		18,786
Intangible assets, net		37,232		216
Goodwill		12,147		—
Deferred financing costs, net		817		409
Related party note receivable, less current portion		4,262		—
Deposits and other long-term assets		1,608		879
Total assets	$	222,431	$	132,498
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	11,983	$	7,751
Accrued expenses and other current liabilities		7,864		10,579
Current portion of operating lease liabilities		4,121		3,958
Current maturities of long-term debt		6,995		—
Total current liabilities		30,963		22,288
Operating lease liabilities, less current portion		18,765		14,893
Long term debt, net of current portion		19,676		—
Revolving line of credit		27,142		
Deferred tax liabilities, net		5,926		6,627
Total liabilities		102,472		43,808
Commitments and contingencies (See Note 15)				
Shareholders' equity				
Common stock, $0.0001 par value, shares authorized 500,000,000 as of December 31, 2024 and December 31, 2023, 34,704,696 shares issued and outstanding as of December 31, 2024 and 29,768,568 shares issued and outstanding as of December 31, 2023		3		3
Additional paid-in-capital		125,415		95,218
Accumulated deficit		(3,582)		(6,306)
Accumulated other comprehensive loss		(1,877)		(225)
Total shareholders' equity		119,959		88,690
Total liabilities and shareholders' equity	$	222,431	$	132,498

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except share and per share data)	Year Ended December 31, 2024		Year Ended December 31, 2023	
Revenue, net:				
Tool rental	$	117,926	$	119,239
Product sale		36,520		32,795
Total revenue, net		154,446		152,034
Operating costs and expenses:				
Cost of tool rental revenue		24,110		28,270
Cost of product sale revenue		14,381		7,249
Selling, general, and administrative expense		78,695		68,264
Depreciation and amortization expense		23,832		20,352
Total operating costs and expenses		141,018		124,135
Income from operations		13,428		27,899
Other expense, net:				
Interest expense, net		(3,369)		(1,103)
Gain on sale of property		60		101
Loss on asset disposal		—		(489)
Gain (loss) on remeasurement of previously held equity interest		368		(255)
Other income (expense), net		(7,503)		(6,359)
Total other expense, net		(10,444)		(8,105)
Income before income tax expense		2,984		19,794
Income tax (expense)/benefit		30		(5,046)
Net income	$	3,014	$	14,748
Accumulated dividends on redeemable convertible preferred stock		—		314
Net income available to common shareholders	$	3,014	$	14,434
Basic earnings per share	$	0.09	$	0.67
Diluted earnings per share	$	0.09	$	0.59
Basic weighted-average common shares outstanding		31,938,847		21,421,610
Diluted weighted-average common shares outstanding		32,308,179		25,131,024
Comprehensive income:				
Net income	$	3,014	$	14,748
Foreign currency translation adjustment, net of tax		(1,652)		(114)
Net comprehensive income	$	1,362	$	14,634

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY

(In thousands, except share and per share data)	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
BALANCE, December 31, 2022	6,719,641	$ 17,878	11,951,137	$ 1	$ 52,388	$ (21,054)	$ (111)	$ 31,224
Net exercise of stock options by DTIH stockholder (Note 2)	-	-	36,163	-	-	-	-	-
Accretion of redeemable convertible preferred stock to redemption value prior to closing of the Merger	-	314	-	-	(314)	-	-	(314)
Exchange of DTIH redeemable convertible preferred stock for DTIC Common Stock (Note 2)	(6,719,641)	(18,192)	6,719,641	1	7,192	-	-	7,193
Issuance of DTIC Common Stock to former holders of DTIH redeemable convertible preferred stock in connection with Exchange Agreements (Note 2)	-	-	2,042,181	-	10,805	-	-	10,805
Merger, net of redemptions and transaction costs (Note 2)	-	-	5,711,721	1	(8,839)	-	-	(8,838)
Issuance of DTIC Common Stock in connection with the consummation of the PIPE Financing (Note 2)	-	-	2,970,296	-	30,000	-	-	30,000
Stock-based compensation	-	-	337,429	-	3,986	-	-	3,986
Foreign currency translation adjustment, net of tax	-	-	-	-	-	-	(114)	(114)
Net income	-	-	-	-	-	14,748	-	14,748
BALANCE, December 31, 2023	-	$ -	29,768,568	$ 3	$ 95,218	$ (6,306)	$ (225)	$ 88,690
Stock-based compensation	-	-	-	-	1,647	-	-	1,647
Shares issued due to vesting of restricted stock units	-	-	74,440	-	443	-	-	443
Exercise of stock options	-	-	16,556	-	255	(290)	-	(35)
Issuance of Common Stock related to business combinations	-	-	4,845,132	-	27,714	-	-	27,714
Accelerated vesting of substitute stock options	-	-	-	-	138	-	-	138
Foreign currency translation adjustment, net of tax	-	-	-	-	-	-	(1,652)	(1,652)
Net income	-	-	-	-	-	3,014	-	3,014
BALANCE, December 31, 2024	-	$ -	34,704,696	$ 3	$ 125,415	$ (3,582)	$ (1,877)	$ 119,959

The accompanying notes are an integral part of these consolidated financial statements.

58

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year Ended December 31,			
	2024		2023	
Cash flows from operating activities:				
Net income	$	3,014	$	14,748
Adjustments to reconcile net income to net cash from operating activities:				
Depreciation and amortization		23,832		20,352
Amortization of deferred financing costs		313		139
Non-cash lease expense		5,121		4,515
Unrealized loss on currency remeasurement		225		—
Provision for excess and obsolete inventory		—		75
Provision for excess and obsolete property and equipment		—		122
Provision for credit losses		424		117
Deferred tax expense/(benefit)		(778)		3,443
Loss on asset disposal		—		489
Gain on sale of property		(60)		(101)
Realized loss on equity securities		12		—
Unrealized (gain) loss on equity securities		(368)		255
Realized loss on interest rate swap		—		4
Gross profit from sale of lost-in-hole equipment		(10,027)		(16,686)
Stock-based compensation expense		2,092		3,986
Interest Income on related party note receivable		(151)		
Changes in operating assets and liabilities:				
Accounts receivable, net		(4,015)		(1,048)
Prepaid expenses and other current assets		874		519
Inventories, net		(4,320)		(1,716)
Deposits and other current assets		—		(496)
Operating lease liabilities		(4,832)		(4,415)
Accounts payable		(78)		(1,552)
Accrued expenses and other current liabilities		(5,220)		583
Net cash flows from operating activities		6,058		23,334
Cash flows from investing activities:				
Acquisition of a business, net of cash acquired		(47,258)		—
Proceeds from sale of property and equipment		79		202
Purchase of property, plant and equipment		(22,892)		(43,750)
Proceeds from sale of lost-in-hole equipment		15,253		19,684
Proceeds from sale of equity securities		1,244		—
Purchases of intangible assets		(12)		—
Net cash flows from investing activities		(53,586)		(23,864)
Cash flows from financing activities:				
Proceeds from Merger and PIPE Financing, net of transaction costs		—		23,162
Payment of deferred financing costs		(722)		(324)
Proceeds from revolving line of credit		38,618		73,050
Payments on revolving line of credit		(11,476)		(91,399)
Proceeds from long-term debt		25,000		—
Payments on long-term debt		(3,535)		—
Payments to holders of DTIH redeemable convertible preferred stock in connection with retiring their DTI stock upon the Merger		—		(194)
Net cash flows from financing activities		47,885		4,295
Effect of Changes in Foreign Exchange Rate		(175)		(114)
Net Change in Cash		182		3,651
Cash at Beginning of Period		6,003		2,352
Cash at End of Period	$	6,185	$	6,003
Supplemental cash flow information:				
Cash paid for interest	$	2,673	$	1,174
Cash paid for income taxes	$	2,970	$	3,006
Non-cash investing and financing activities:				
Fair value of CTG liabilities assumed in CTG Acquisition	$	3,162	$	—
Fair value of SDPI liabilities assumed in SDPI Acquisition	$	6,246	$	—
Fair value of EDP liabilities assumed in EDP Acquisition	$	1,769	$	—
ROU assets obtained in exchange for lease liabilities	$	5,737	$	3,264
Non-cash recovery of note receivable	$	453	$	—
Net exercise of stock options	$	254	$	—
Shares withheld from exercise of stock options for payment of taxes	$	36	$	—
Purchases of inventory included in accounts payable and accrued expenses and other current liabilities	$	1,176	$	601
Purchases of property and equipment included in accounts payable and accrued expenses and other current liabilities	$	126	$	1,422
Non-cash directors and officers insurance	$	—	$	695
Non-cash Merger financing	$	—	$	2,000
Exchange of DTIH redeemable convertible preferred stock for DTIC Common Stock in connection with Merger	$	—	$	7,193
Issuance of DTIC Common Stock to former holders of DTIH redeemable convertible preferred stock in connection with Exchange Agreements	$	—	$	10,805
Accretion of redeemable convertible preferred stock to redemption value	$	—	$	314

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Structure

Drilling Tools International Corporation, a Delaware corporation ("DTIC" or the "Company"), manufactures, rents, inspects, and refurbishes downhole drilling tools primarily to companies in the oil and natural gas industry for bottom hole assemblies used in onshore and offshore horizontal and directional drilling.

On March 15, 2024 (the "CTG Acquisition Date"), we entered into a Share Purchase Agreement (the "Share Purchase Agreement") with Casing Technologies Group Limited ("CTG"), certain shareholders of CTG, and a representative of CTG. Pursuant to the terms of the Share Purchase Agreement, the Company acquired one hundred percent (100%) of the shares of CTG (the "CTG Acquisition"), which wholly owns Deep Casing Tools Limited ("Deep Casing"), an energy technology development company, for approximately £16.2 million, or $20.9 million, based on the British pound sterling to United States dollar exchange rate on the CTG Acquisition Date. For further details regarding the acquisition, refer to *Note 3 – "Business Combinations*."

On March 6, 2024, the Company entered into an agreement and plan of merger (the "Merger Agreement") by and among the Company, Superior Drilling Products, Inc., a Utah corporation ("SDPI"), DTI Merger Sub I, Inc., a Delaware corporation and directly wholly owned subsidiary of the Company ("Merger Sub I"), and Merger DTI Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company ("Merger Sub II"), pursuant to which Merger Sub I merged with and into SDPI (the "First Merger"), with SDPI surviving as a wholly owned subsidiary of DTI and upon the effective time of the First Merger (the "First Effective Time"), SDPI, as the surviving corporation of the First Merger, merged with and into Merger Sub II (the "Second Merger," and together with the First Merger, the "Merger"), with Merger Sub II surviving as a wholly owned subsidiary of the Company. In accordance with the terms of the Merger Agreement, the closing of the Merger occurred on July 31, 2024 (the "SDPI Closing Date" or "SDPI Closing") for total consideration of $47.9 million. For further details regarding the acquisition, refer to *Note 3 - "Business Combinations."*

On October 3, 2024, the Company's wholly owned subsidiary, Drilling Tools International, Inc., entered the Share Purchase Agreement with European Drilling Projects B.V. ("EDP"), and the sole shareholder of EDP, to acquire 100% of the shares of EDP. The total purchase price of the acquisition was $13.9 million. For further details regarding the acquisition, refer to *Note 3 – "Business Combinations*."

The Company's United States ("U.S.") operations have locations in Texas, California, Louisiana, Oklahoma, Pennsylvania, North Dakota, New Mexico, Utah, and Wyoming. The Company's international operations are located in Canada with additional stocking points in Europe, the Middle East, and Asia-Pacific. Operations outside the U.S. are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws and possible limitations on foreign investment. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

Basis of Presentation

The accompanying consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as set forth by the Financial Accounting Standards Board ("FASB") and pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC"). References to US GAAP issued by the FASB in these notes to the accompanying consolidated financial statements are to the FASB Accounting Standards Codifications ("ASC") and Accounting Standards Update ("ASU").

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act ("JOBS Act") exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard, until such time the Company is no longer considered to be an emerging growth company. At times, the Company may elect to early adopt a new or revised standard. As such, the Company's financial statements may not be comparable to companies that comply with public company effective dates.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in the Company's consolidated financial statements and accompanying notes as of the date of the consolidated financial statements. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. In the current macroeconomic and business environment affected by the Russia-Ukraine and Israel-Hamas conflicts and inflationary pressures, these estimates require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, these estimates may change materially in future periods.

Principles of Consolidation

The accompanying unaudited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation. Further, the basis of consolidation incorporates the financial statements of our foreign entity, Casing Technologies Group Limited, which operates under UK Generally Accepted Accounting Principles ("UK GAAP"). Those financial statements are translated into U.S. GAAP for consolidation purposes. The translation process adheres to established accounting standards and guidelines to ensure consistency and comparability across our consolidated financial statements. This approach enables us to accurately reflect the financial position, results of operations, and cash flows of our consolidated operations.

Foreign Currency Translations and Transactions

The Company has determined that the functional and reporting currency for its operations across the globe is the functional currency of the Company's international subsidiaries. Accordingly, all foreign balance sheet accounts have been translated into United States dollars using the rate of exchange at the respective balance sheet date. Components of the consolidated statements of income and comprehensive income have been translated at the average rates for the year of the reporting period. Translation gains and losses are recorded in accumulated other comprehensive loss as a component of stockholders' equity. Gains or losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the consolidated statements of income and comprehensive income. For the years ended December 31, 2024 and 2023, the aggregate foreign currency exchange rate fluctuations on transactions included in the consolidated statements of income and comprehensive income totaled approximately $44.5 thousand and $0.1 million in losses, respectively.

Concentration of Credit Risk

The Company's customer concentration may impact its overall credit risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions affecting the oil and gas industry.

For the year ended December 31, 2024, the Company generated approximately 28% of its revenue from 2 customers. For the year ended December 31, 2023, the Company generated approximately 39% of its revenue from 3 customers. Amounts due from these customers included in accounts receivable at December 31, 2024 and December 31, 2023, were approximately $6.3 million and $11.1 million, respectively.

For the year ended December 31, 2024, none of our vendors accounted for more than 10% of total purchases. For the year ended December 31, 2023, the Company had 2 vendors that represented approximately 23% of its total purchases. Amounts due to these vendors included in accounts payable at December 31, 2023 were approximately $0.3 million.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains accounts in federally insured financial institutions in excess of federally insured limits. Management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these deposits are held and of the money market funds in which these investments are made.

Business Combinations

The Company applies the acquisition method of accounting for business combinations, which requires us to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the assets and liabilities acquired. We account for contingent assets and liabilities at fair value on the acquisition date, and record changes to fair value associated with these assets and liabilities as a period cost as incurred. We use established valuation techniques and engage reputable valuation specialists to assist us with these valuations. We use a reasonable measurement period to record any adjustment related to the opening balance sheet (generally, less than one year). These fair value measurements are considered level 3 fair value measurements. After the measurement period, changes to the opening balance sheet can result in the recognition of income or expense as period costs. To the extent these items stem from contingencies that existed at the balance sheet date, but are contingent upon the realization of future events, the cost is charged to expense at the time the future event becomes known.

Revenue Recognition

The Company recognizes revenue in accordance with Topic 842 (which addresses lease accounting) and Topic 606 (which addresses revenue from contracts with customers). The Company derives its revenue from two revenue types, tool rental services and product sales.

Tool Rental Services

Tool rental services consist of rental services, inspection services, and repair services. Tool rental services are accounted for under Topic 842.

Owned tool rentals represent the most significant revenue type and are governed by the Company's standard rental contract. The Company accounts for such rentals as operating leases. The lease terms are included in the contracts, and the determination of whether the Company's contracts contain leases generally does not require significant assumptions or judgments. Owned tool rentals represent revenue from renting tools that the Company owns. The Company does not generally provide an option for the lessee to purchase the rented equipment at the end of the lease.

The Company recognizes revenues from renting tools on a straight-line basis. The Company's rental contract periods are daily, monthly, or per well. As part of this straight-line methodology, when the equipment is returned, the Company recognizes as incremental revenue the excess, if any, between the amount the customer is contractually required to pay, which is based on the rental contract period applicable to the actual number of days the drilling tool was out on rent, over the cumulative amount of revenue recognized to date. In any given accounting period, the Company will have customers return the drilling tool and be contractually required to pay the Company more than the cumulative amount of revenue recognized to date under the straight-line methodology. Additionally, the Company has rental contracts that are based on usage, either on a per footage or per well basis. As these types of rental contracts primarily consist of variable lease payments, which are unknown at commencement, revenue is recognized when the changes in the factor on which the contingent lease payments are based occur. When the customer returns the rental equipment and the footage or usage becomes known, the Company recognizes revenue.

The Company records the amounts billed to customers in excess of recognizable revenue as deferred revenue on its consolidated balance sheet.

As noted above, the Company is unsure of when the customer will return rented drilling tools. As such, the Company cannot provide a maturity analysis of future lease payments as it is unknown when the tool will be returned and what the customer will owe upon return of the tool. The Company's drilling tools are generally rented for short periods of time (significantly less than a year). Lessees do not provide residual value guarantees on rented equipment.

The Company expects to derive significant future benefits from its drilling tools following the end of the rental term. The Company's rentals are generally short-term in nature, and its tools are typically rented for the majority of the time that the Company owns them.

Product Sales

Product sales consist of charges for rented tools that are damaged beyond repair, charges for lost-in-hole, and charges for lost-in-transit while in the care, custody or control of the Company's customers, drill bit manufacturing and refurbishment, and other charges for made to order product sales as well. Product sales are accounted for under Topic 606.

Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for its arrangements with customers, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability of consideration is probable. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the revenue standard. The transaction price is measured as consideration specified in a contract with a customer and excludes any sales incentives and taxes or other amounts collected on behalf of third parties. As each of the Company's contracts with customers contain a single performance obligation to provide a product sale, the Company does not have any performance obligations requiring allocation of transaction prices.

The performance obligation for made to order product sales is satisfied and revenue is recognized at a point in time when control of the asset transfers to the customer, which typically occurs upon customer pick up. Additionally, pursuant to the contractual terms with the Company's customers, the customer must notify the Company of, and purchase from the Company, any rented tools that are damaged beyond repair, lost-in-hole, or lost-in-transit while in the care, custody or control of the Company's customers. Revenue is recognized for these products at a point in time upon the customer's notification to the Company of the occurrence of one of these noted events.

The Company does not have any revenue expected to be recognized in the future related to remaining performance obligations or contracts with variable consideration related to undelivered performance obligations. There was no revenue recognized in the current period from performance obligations satisfied in previous periods.

Revenue per geographic location

Revenue generated was concentrated within the United States. For the years ended December 31, 2024 and 2023, the revenue generated within the United States was $125.3 million and $137.2 million, respectively, or 81% and 90% of total revenues. For the years ended December 31, 2024 and 2023, the revenue generated outside the United States, in Canada and International, was $29.2 million and $14.8 million, respectively, or 19% and 10% of total revenues.

Contract Assets and Liabilities

Contract assets represent the Company's rights to consideration for work completed but not billed. As of December 31, 2024 and 2023, the Company had contract assets of $5.4 million and $4.2 million, respectively. Contract assets were recorded in accounts receivable, net in the accompanying consolidated balance sheets. The changes in contract assets for the year ended December 31, 2024 were as follows (in thousands):

Balance at December 31, 2023	$ 4,157
Revenue recognized from contract assets	55,814
Conversion of contract assets into accounts receivable	(54,522)
Balance at December 31, 2024	$ 5,449

Contract liabilities consist of fees invoiced or paid by the Company's customers for which the associated services have not been performed and revenue has not been recognized based on the Company's revenue recognition criteria described above. As of December 31, 2024 and 2023, the Company did not have any material contract liabilities. All deferred revenue were expected to be recognized during the following 12 months, and they were recorded in accrued expenses and other current liabilities in the accompanying consolidated balance sheets.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2024 and 2023.

Accounts Receivable and Allowance for Credit Losses

The Company's accounts receivable consists principally of uncollateralized amounts billed to customers. These receivables are generally due within 30 to 60 days of the period in which the corresponding sales or rentals occur and do not bear interest. They are recorded at net realizable value less an allowance for credit losses and are classified as account receivable, net on the consolidated balance sheets.

The Company considers both current conditions and reasonable and supportable forecasts of future conditions when evaluating expected credit losses for uncollectible receivable balances. In our determination of the allowance for credit losses, we pool receivables by days outstanding and apply an expected credit loss percentage to each pool. The expected credit loss percentage is determined using historical loss data adjusted for current conditions and forecasts of future economic conditions. Current conditions considered include predefined aging criteria, as well as specified events that indicate the balance due is not collectible. Reasonable and supportable forecasts used in determining the probability of future collection consider publicly available macroeconomic data and whether future credit losses are expected to differ from historical losses.

The changes in the allowance for credit losses for the year ended December 31, 2024 were as follows (in thousands):

Balance at December 31, 2023	$	(1,458)
Additions during 2024		(439)
Utilization of allowance for credit losses		207
Balance at December 31, 2024	$	(1,690)

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost is determined by using the specific identification method, weighted average, or the first-in-first-out ("FIFO") method, depending on the type of inventory. Inventory that is obsolete or in excess of forecasted usage is written down to its net realizable value based on assumptions regarding future demand and market conditions. Inventory write-downs are charged to cost of rental revenue and cost of product sale revenue within operating costs section of the consolidated statements of income and comprehensive income and establish a new cost basis for the inventory. Inventory includes raw material and finished goods.

Property, Plant and Equipment

Property, plant and equipment purchased by the Company are recorded at cost less accumulated depreciation. Depreciation is recorded using the straight-line method based on the estimated useful lives of the depreciable property or, for leasehold improvements, the remaining term of the lease, whichever is shorter. Assets not yet placed in use are not depreciated.

Property, plant and equipment acquired as part of a business acquisition is recorded at acquisition date fair value with subsequent additions at cost.

The cost of refurbishments and renewals are capitalized when the value of the property, plant or equipment is enhanced for an extended period. Expenditures to maintain and repair property, plant and equipment, which do not improve or extend the life of the related assets, are charged to operations when incurred. When property, plant and equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

Impairment of Long-Lived Assets

Long-lived assets with finite lives include property, plant and equipment and acquired intangible assets. The Company evaluates long-lived assets, including acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group.

For the year ended December 31, 2024 and 2023, management determined that there were no triggering events necessitating impairment testing of property, plant, and equipment or intangible assets.

Leases

The Company adopted ASC 842, *Leases* ("ASC 842") as of January 1, 2022 using the modified retrospective transition approach, with no restatement of prior periods or cumulative adjustments to retained earnings. Upon adoption, the Company elected the package of transition practical expedients, which allowed it to carry forward prior conclusions related to whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases and initial direct costs for existing leases. The Company elected the use-of-hindsight to reassess lease term. The Company elected not to recognize leases with an initial term of 12 months or less within the consolidated balance sheets and to recognize those lease payments on a straight-line basis in the consolidated statements of income and comprehensive income over the lease term. The new lease accounting standard also provides practical expedients for an entity's ongoing accounting. The Company elected the practical expedient to not separate lease and non-lease components for all leases.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and current operating lease liabilities and operating lease liabilities, net of current portion on the consolidated balance sheets. The Company recognizes lease expense for its operating leases on a straight-line basis over the term of the lease.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from a lease. ROU assets and operating lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. Operating lease ROU assets also include the impact of any lease incentives. An amendment to a lease is assessed to determine if it represents a lease modification or a separate contract. Lease modifications are reassessed as of the effective date of the modification using an incremental borrowing rate based on the information available at the commencement date. For modified leases the Company also reassess the lease classification as of the effective date of the modification.

The interest rate used to determine the present value of the future lease payments is the Company's incremental borrowing rate because the interest rate implicit in the Company's leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

The Company's lease terms include periods under options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option in the measurement of its ROU assets and liabilities. The Company considers contractual-based factors such as the nature and terms of the renewal or termination, asset-based factors such as physical location of the asset and entity-based factors such as the importance of the leased asset to the Company's operations to determine the lease term. The Company generally uses the base, noncancelable, lease term when determining the ROU assets and lease liabilities. The right-of-use asset is tested for impairment in accordance with ASC Topic 360, *Property, Plant, and Equipment.*

Lessor Accounting

Our leased equipment primarily consists of rental tools and equipment. Our agreements with our customers for rental equipment contain an operating lease component under ASC 842 because (i) there are identified assets, (ii) the customer has the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use and (iii) the customer directs the use of the identified assets throughout the period of use.

Our lease contract periods are daily, monthly, per well or based on footage. Lease revenue is recognized on a straight-line basis based on these rates. We do not provide an option for the lessee to purchase the rented tools at the end of the lease and the lessees do not provide residual value guarantees on the rented assets.

We recognized operating lease revenue within "Tool rental" on the consolidated statements of income and comprehensive income.

Intangibles

Intangible assets with finite useful lives include customer relationships, trade name, patents, non-compete agreements and a supply agreement. These intangible assets are amortized either on a straight-line basis over the asset's estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible are realized.

Goodwill

Goodwill represents the excess of purchase price paid over the fair value of the net assets of acquired businesses. We evaluate Goodwill at least annually for impairment. Goodwill is considered impaired if the carrying amount of the reporting unit exceeds its estimated fair value. We conduct our annual assessment of the recoverability of goodwill as of December 31 of each year. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the goodwill impairment test. If the qualitative assessment indicates that it is more likely than not that the fair value of the reporting unit is less than its carrying amount or we elect not to perform a qualitative assessment, the quantitative assessment of goodwill test is performed. The goodwill impairment test is also performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If it is necessary to perform the quantitative assessment to determine if our goodwill is impaired, we will utilize a discounted cash flow analysis using management's projections that are subject to various risks and uncertainties of revenues, expenses and cash flows as well as assumptions regarding discount rates, terminal value and control premiums. Estimates of future cash flows and fair value are highly subjective and inherently imprecise. These estimates can change materially from period to period based on many factors. Accordingly, if conditions change in the future, we may record impairment losses, which could be material to any particular reporting period.

Investment - Equity Securities

Equity securities are stated at fair value. Unrealized gains and losses are reflected in the consolidated statements of income and comprehensive income. The Company periodically reviews the securities for other than temporary declines in fair value below cost and more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the year ended December 31, 2024 the Company settled all investments in equity securities for a realized loss of $12 thousand.

Derivative Financial Instruments

From time to time, the Company may enter into derivative instruments to manage exposure to interest rate fluctuations. During 2016, the Company entered into an interest swap agreement with respect to amounts outstanding under its revolving line of credit.

The Company's interest rate swap is a pay-fixed, receive-variable interest rate swap based on SOFR swap rate. The SOFR swap rate is observable at commonly quoted intervals for the full term of the swap and therefore is considered a Level 2 item. For interest rate swaps in an asset position, the credit standing of the counterparty is analyzed and factored into the fair value measurement of the asset. The impact of the Company's creditworthiness has also been factored into the fair value measurement of the interest rate swap in a liability position. For the years ended December 31, 2024 and 2023, the application of valuation techniques applied to similar assets and liabilities has been consistent.

This arrangement was designed to manage exposure to interest rate fluctuations by effectively exchanging existing obligations to pay interest based on floating rates for obligations to pay interest based on a fixed rate. These derivatives are marked-to-market at the end of each quarter and the realized/unrealized gain or loss is recorded as interest expense.

The interest swap agreement was settled on July 10, 2023. Upon settlement, the swap had a fair value of $0.4 million. No new interest rate swaps were entered into subsequently or during the year ended December 31, 2024.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is a hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the assets or liabilities being measured.

Level 3 – Valuation inputs are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are measured and reported on a fair value basis. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3. The valuation of assets and liabilities recognized in business combinations are considered level 3 fair value measurements on the closing date of the acquisition. These assets and liabilities are not remeasured at each reporting period.

Asset and liabilities measured at fair value are summarized as follows (in thousands):

| | Assets at Fair Value as of December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Investments, equity securities	$ —	$ —	$ —	$ —
Total assets at fair value	$ —	$ —	$ —	$ —

| | Assets at Fair Value as of December 31, 2023 | | | |
	Level 1	Level 2	Level 3	Total
Investments, equity securities	$ 888	$ —	$ —	$ 888
Total assets at fair value	$ 888	$ —	$ —	$ 888

As of December 31, 2024 and 2023, the Company did not have any Level 2 or Level 3 assets or liabilities.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, accounts receivable, and accounts payable. The carrying amount of such instruments approximates fair value due to their short-term nature. Additionally, the Company carries long-term debt at its amortized cost, which approximates fair value.

Redeemable Convertible Preferred Stock

Prior to the closing of the Merger, there were outstanding shares of DTIH Series A redeemable convertible preferred stock (the "redeemable convertible preferred stock"), which was classified outside of permanent equity in mezzanine equity on the consolidated balance sheets as it was redeemable on a fixed date.

Upon the closing of the Merger, all of the redeemable convertible preferred stock was canceled in exchange for DTIC Common Stock and the right to receive cash. Accordingly, there was no redeemable convertible preferred stock outstanding as of December 31, 2023.

Preferred Stock

As of the closing of the Merger, the Board have expressly granted authority to issue shares of preferred stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issue of such series and as may be permitted by the Delaware General Corporation Law. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the preferred stock, or any series thereof, unless a vote of any such holders is required pursuant to any preferred stock designation.

The Board of the Company has not issued any shares of any classes or series of preferred stock as of December 31, 2024, and through the date these financial statements were available to be issued.

Cost of Revenue

The Company recorded all operating costs associated with its product sales and tool rental revenue streams in cost of product sale revenue and cost of tool rental revenue, respectively, in the consolidated statements of income and comprehensive income. All indirect operating costs, including labor, freight, contract labor and others, are included in selling, general, and administrative expense in the consolidated statements of income and comprehensive income.

Stock-Based Compensation

The Company recognizes stock-based compensation expenses over the requisite service period. The Company historically granted stock-based compensation awards with performance based vesting conditions. These options all vested upon the closing of the Merger with ROC. Subsequent to the closing of the merger with ROC, the Company's stock-based compensation awards granted are subject to service based and performance based vesting conditions. Pursuant to ASC 718-10-35-8, the Company recognizes compensation cost for stock awards with only service conditions that have a graded vesting schedule on a straight-line basis over the service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. ASC 718 requires that the cost of awards of equity instruments offered in exchange for employee services, including employee stock options and restricted stock awards, be measured based on the grant-date fair value of the award. The Company determines the fair value of stock options granted using the Black-Scholes-Merton option-pricing model ("Black-Scholes model") and recognizes the cost over the period during which an employee is required to provide service in exchange for the award, generally the vesting period, net of estimated forfeitures.

For restricted stock units, the grant date fair value is determined based on quoted market price for the Company's common stock as of the grant date and the grant date fair value of the awards are recognized as compensation cost as awards vest over the requisite service period.

Earnings Per Share

Basic earnings per share is computed by dividing the net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted earnings is computed by adjusting net income (loss) to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted earnings is computed by dividing the diluted net income (loss) by the weighted-average number of common shares outstanding for the period, including potential dilutive common stock. For the purposes of this calculation, outstanding stock options and redeemable convertible preferred stock are considered potential dilutive common stock and are excluded from the computation of net loss per share if their effect is anti-dilutive.

The redeemable convertible preferred stock did not contractually entitle its holders to participate in profits or losses. As such, it was not treated as a participating security in periods of net income or net loss.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and liabilities.

The Company is subject to state income taxes in various jurisdictions.

The Company follows guidance issued by the FASB in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the consolidated financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits and upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. The Company has no uncertain tax positions at December 31, 2024 and

2023. The Company believes there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within twelve months of the reporting date.

The Company records income tax related interest and penalties, if applicable, as a component of the provision for income tax expense. However, there were no amounts recognized relating to interest and penalties in the consolidated statements of income and comprehensive income for the year ended December 31, 2024 and 2023.

Operating Segment

Operating segments are identified as components of an enterprise about which discrete financial information is available for evaluation by the chief operating decision-maker ("CODM") in deciding resource allocation and assessing performance. The Company's Chief Executive Officer works as the CODM. The Company's CODM reviews financial information presented on a consolidated basis for the purposes of making operations decisions, allocating resources and evaluating financial performance. Consequently, the Company has determined it operates in one operating and reportable segment.

Recent Accounting Pronouncements - Adoption of Segment Reporting Standard

In November 2023, FASB issued Accounting Standard Update ("ASU") 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures, which includes requirements for more robust disclosures of significant segment expenses and information used in assessing segment performance on an annual and interim basis. The guidance also requires that a public entity that has a single reportable segment provide all the disclosures required by the guidance and all existing segment disclosures under the FASB Accounting Standards Codification ("ASC") Topic 280, Segment Reporting. This standard is effective for the Company's annual period beginning January 1, 2024 and interim periods beginning January 1, 2025 and should be applied retrospectively to all comparative periods. Effective with this Report, the Company adopted this ASU. Refer to Note 18 ("Segment Informaton") for the required segment disclosures.

Recent Accounting Pronouncements - Accounting Standards Issued Not Yet Effective

In December 2023, FASB issued Accounting Standard Update ("ASU") 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures, which requires enhanced income tax disclosures that reflect how operations and related tax risks, as well as how tax planning and operational opportunities, affect the tax rate and prospects for future cash flows. This standard is effective for the Company beginning January 1, 2025 with early adoption permitted. The Company is evaluating the effects of adopting this new accounting guidance on its disclosures but does not currently expect adoption will have a material impact on the Company's consolidated financial statements. The Company is currently evaluating the effects of adopting this new accounting guidance. The Company does not intend to early adopt this ASU.

In November 2024, FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), which requires disclosure of specific information about costs and expenses within relevant expense captions on the face of the income statement, qualitative descriptions for expense captions not specifically disaggregated quantitatively, and the total amount and definition of selling expenses for interim and annual reporting periods. This standard is effective for the Company's annual reporting period beginning January 1, 2027 and interim reporting periods beginning January 1, 2028 and should be applied retrospectively to all comparative periods. Early adoption is permitted. The Company is currently evaluating the effects of adopting this new accounting guidance.

NOTE 2 - REVISIONS OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company identified certain errors in its previously issued December 31, 2023 audited consolidated financial statements related to the presentation between cost of tool rental revenue and cost of product sale revenue. Through management's review of classification within the consolidated statements of income and comprehensive income, the Company identified that the cost of revenue for the sale of accessories was historically presented within cost of tool rental revenue, as opposed to correctly presented within cost of product sale revenue, whereas the associated accessory revenue is presented in product sale revenue.

Management evaluated these errors in accordance with SEC Staff Accounting Bulletin Number 99, Materiality ("SAB 99"), which is since codified in Accounting Standards Codification 250, Accounting Changes and Error Corrections ("ASC 250"). The Company performed a quantitative and qualitative assessment of the errors and determine that the errors did not have a material impact to previously issued financial statements. Management noted that the presentation errors identified resulted in a net zero impact to total operating costs and expenses, income from operations, or net income. Therefore, these immaterial errors have been corrected in the current period in accordance with the guidance under SAB 99 and ASC 250.

The audited consolidated financial statements presented herein for the year ended December 31, 2023 have been revised to correct the errors described above in accordance with SEC SAB Topic 1.M, as codified in ASC 250.

	Year ended December 31, 2023		
(In thousands)	As Previously Reported	Total Adjustment	As Revised
Cost of tool rental revenue	$ 30,960	$ (2,690)	$ 28,270
Cost of product sale revenue	4,559	2,690	7,249

NOTE 3 - BUSINESS COMBINATIONS

Acquisition of CTG

On the CTG Acquisition Date, the Company's wholly owned subsidiary, Drilling Tools International, Inc., entered into and consummated the Share Purchase Agreement with CTG, the shareholders of CTG, and a representative of CTG, to acquire 100% of the shares of CTG for a gross cash purchase consideration of £16.2 million, or approximately $20.9 million, based on the British pound sterling to United States dollar exchange rate on the CTG Acquisition Date. CTG is incorporated in the United Kingdom and is the holding company of its wholly owned subsidiary, Deep Casing. Deep Casing specializes in the design, engineering, and manufacturing of a range of patented and innovative products for well construction, well completion, and casing installation processes for the global oil and gas sector. The CTG Acquisition allows the Company to further expand its geographical presence globally, especially in the Middle East, provides accretive earnings to consolidated results of operations, and expands the Company's portfolio of intellectual property rights, through the acquisition of over 60 patents.

The £16.2 million, or approximately $20.9 million, gross cash purchase consideration was used on the CTG Acquisition Date to (i) settle Deep Casing's outstanding debt of £15.3 million, or approximately $19.8 million; (ii) pay Deep Casing's legacy shareholders £0.3 million, or approximately $0.3 million, in accordance with the Share Purchase Agreement; and (iii) pay Deep Casing's acquisition-related costs of £0.6 million, or approximately $0.8 million.

The CTG Acquisition has been accounted for as a business combination in accordance with ASC 805, Business Combinations ("ASC 805"). Drilling Tools International, Inc. has been treated as the accounting acquirer. Accordingly, CTG's tangible and identifiable intangible assets acquired and its liabilities assumed were recorded at their estimated fair values on the CTG Acquisition Date.

The preliminary allocation of the purchase is as follows:

Assets	Preliminary March 15, 2024	Measurement Period Adjustments	As adjusted March 15, 2024
Cash	$ 2,674	$ —	$ 2,674
Accounts receivable, net	3,781	—	3,781
Inventories, net	4,282	—	4,282
Prepaid expenses and other current assets	189	—	189
Property, plant and equipment , net	1,647	—	1,647
Operating lease ROU asset	315	—	315
Intangible assets, net	8,065	—	8,065
Goodwill	2,618	526	3,144
Total assets acquired	$ 23,571	$ 526	$ 24,097
Liabilities			
Accounts payable	2,656	—	2,656
Accrued expenses and other current liabilities	(295)	526	231
Current portion of operating lease liabilities	95	—	95
Operating lease liabilities, less current portion	180	—	180
Total liabilities assumed	$ 2,636	$ 526	$ 3,162
Total consideration transferred	$ 20,935	$ —	$ 20,935

The excess of the purchase price over the fair values of the net identifiable tangible and intangible assets acquired has been assigned to goodwill. Goodwill represents the future benefits as a result of the acquisition that will enhance the services available to both new and existing customers and increase the Company's competitive position. Goodwill will be evaluated for impairment at least annually.

Goodwill attributable to the CTG Acquisition is not deductible for tax purposes. During the three months ended June 30, 2024, a measurement period adjustment was identified as it relates to assumed accrued liabilities. The total measurement period adjustment was $0.5 million. The measurement period adjustment impacted the goodwill recognized on March 15, 2024. As of December 31, 2024, the Company is substantially complete with the process of allocating the purchase price and valuing the acquired assets and liabilities assumed.

The following table sets forth the amounts allocated to the identified intangible assets, the estimated useful lives of those intangible assets as of the CTG Acquisition Date, and the methodologies used to determine the fair values of those intangible assets ($ in thousands):

	Fair value	Useful life (in years)	Fair value methodology
Intangible assets			
Trade names	$ 819	15	Relief from royalty method
Developed Technology	3,269	20	Relief from royalty method
Customer relationships	3,977	20	Multi-period excess earnings method of the income approach
Total intangible assets	$ 8,065		

The intangible assets acquired are expected to be amortized over their useful lives on a straight-line basis.

The Company incurred acquisition-related costs of $1.6 million during the year ended December 31, 2024, which are included in other income (expense), net in the consolidated statement of income and comprehensive income.

The Company's consolidated statements of income and comprehensive income for the year ended December 31, 2024 include CTG's revenues of $10.2 million and net income of $1.1 million.

Supplemental Pro Forma Information (unaudited)

The unaudited supplemental pro forma financial results below for the years ended December 31, 2024 and 2023, combine the consolidated results of the Company and CTG, giving effect to the CTG Acquisition as if it had been completed on January 1, 2023. This unaudited supplemental pro forma financial information is presented for informational purposes only and is not indicative of future operations or results had the acquisition been completed as of January 1, 2023, or any other date.

	Year ended December 31,	
(in thousands)	2024	2023
Pro forma revenue	$ 157,824	$ 169,788
Pro forma net income	$ 2,261	$ 17,488

The unaudited supplemental pro forma financial information in the table above contains material nonrecurring pro forma adjustments to remove interest expense on CTG's debt as it is assumed that the business combination occurred and the debt was paid off on January 1, 2023.

Acquisition of Superior Drilling Products, Inc.

On March 6, 2024, the Company entered into the Merger Agreement by and among the Company, SDPI, Merger Sub, Merger Sub II, pursuant to the First Merger, with SDPI surviving as a wholly owned subsidiary of DTI and upon the effective time of the First Merger, SDPI, as the surviving corporation of the First Merger, merged with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of the Company.

In accordance with the terms of the Merger Agreement, the closing of the Merger occurred on July 31, 2024 (the "SDPI Closing Date" or "SDPI Closing") for total consideration of $47.9 million. The consideration for the Merger of $47.9 million is comprised of the following items (in thousands):

Cash paid to holders of SDPI Common Stock[1]	$	13,668
Cash payment of SDPI transaction costs		2,907
Cash repayment of SDPI debt		2,278
Cash payment to holders of SDPI Restricted Stock		1,806
Cash severance payment to former SDPI employee[2]		233
Fair value of DTI Common Stock issued in exchange for outstanding SDPI Common Stock[3]		27,714
Fair value of replacement awards issued to holders of SDPI Options		138
Effective settlement of preexisting relationship between DTI and SDPI[4]		(828)
Fair value of consideration transferred	$	47,916

(1) Represents cash consideration paid to holders of SDPI common stock, which consisted of (i) payment of $0.4 million to holders of SDPI common stock who elected to receive cash election consideration of $1.00 per share of SDPI common stock held pursuant to the terms of the Merger Agreement; (ii) payment of $4.3 million to SDPI stockholders who did not make an election to receive either cash election consideration or stock election consideration and, therefore, pursuant to the terms of the Merger Agreement, automatically received the cash election consideration of $1.00 per share of SDPI common stock held; and (iii) payment of $9.0 million to holders of SDPI common stock whereby the stock election shares exceeded the maximum share amount, as described in the Merger Agreement, which triggered the proration provision described in the Merger Agreement.

(2) Represents a severance payment made in accordance with the terms of an employment agreement between SDPI and an employee that was entered into prior to contemplation of the Merger Agreement. The agreement contained a provision whereby a change in control event would trigger a severance payment, and it was determined that the closing of the Merger triggered the requirement for such a payment to be made. Upon the SDPI Closing, DTI paid the severance payment on SDPI's behalf.

(3) Represents the fair value of the shares of DTI common stock issued to holders of SDPI common stock as consideration for the Merger. Holders of SDPI common stock received 4,845,132 shares of DTI's common stock with an aggregate fair value of $27.7 million, which was calculated using the quoted market price of DTI common stock of $5.72 per share on the SDPI Closing Date.

(4) Represents the effective settlement of DTI's accounts payable to SDPI as DTI was a customer of SDPI's prior to the SDPI Closing.

The Company previously held an equity interest in SDPI that was acquired and held prior to the SDPI Closing Date. The Company's previously held interest was remeasured to its fair value of $1.2 million based on the market price of SDPI's common stock on the SDPI Closing Date. This remeasurement resulted in a $0.4 million gain included in the Company's consolidated statement of income and comprehensive income for the year ended December 31, 2024 The fair value of DTI's previously held equity interest in SDPI was included in the measurement of goodwill on the SDPI Closing Date.

SDPI is an innovative drilling and completion tool technology company providing cost saving solutions that drive production efficiencies for the oil and natural gas drilling industry. In addition, SDPI is a manufacturer and refurbisher of polycrystalline diamond compact drill bits for leading oil field services companies. The acquisition furthers the Company's growth strategy as a premier provider of technologically differentiated solutions and services for the global oil & gas drilling industry. The SDPI acquisition allows the company to vertically integrate around our proven and successful Drill-N-Ream® tool, gain global rights to run this tool, continue the Vernal, UT bit repair business supporting major OEMs of PDC drill bits, and leverage their high-spec machine shop. In addition, we acquired over 30 patents and patents pending, the majority of which have been granted.

The acquisition of SDPI has been accounted for as a business combination in accordance with ASC 805, Business Combinations. The Company has been treated as the accounting acquirer. Accordingly, SDPI's tangible and identifiable intangible assets acquired and its liabilities assumed were recorded at their estimated fair values on the SDPI Closing Date. The purchase price allocation for the Merger is preliminary and subject to revision, primarily relating to information pertaining to inventory. Additional information that existed as of the SDPI Closing Date may become known during the remainder of the measurement period, which will not extend beyond one year from the SDPI Closing Date.

The preliminary allocation of the purchase is as follows (in thousands):

Assets acquired:		
Cash	$	1,726
Accounts receivable, net		1,239
Related party note receivable, current		1,231
Inventories, net		2,800
Prepaid expenses and other current assets		573
Property, plant and equipment, net		10,213
Related party note receivable, noncurrent		4,193
Operating lease right-of-use asset		2,662
Intangible assets, net		22,850
Deposits and other long-term assets		200
Total assets acquired		47,687
Liabilities assumed:		
Accounts payable		370
Current portion of operating lease liabilities		147
Accrued expenses and other current liabilities		1,804
Deferred tax liabilities, net		881
Deferred income		675
Operating lease liabilities, less current portion		2,368
Total liabilities assumed		6,245
Total identifiable net assets		41,442
Goodwill		7,718
Total net assets acquired and goodwill	$	49,160

The following table presents a preliminary reconciliation of the fair value of consideration transferred and the fair value of DTI's investment in SDPI that was acquired and held prior to Closing which is included in the calculation of goodwill (in thousands):

Fair value of consideration transferred	$	47,916
Fair value of DTI's investment in SDPI that was acquired and held prior to Closing		1,244
Total fair value consideration transferred and fair value of DTI's investment in SDPI that was acquired and held prior to Closing	$	49,160

The excess of the fair value of the consideration transferred and the fair value of DTI's previously held investment in SDPI over the fair values of the net identifiable tangible and intangible assets acquired has been assigned to goodwill. Goodwill represents the future benefits as a result of the acquisition that will enhance the services available to both new and existing customers and increase the Company's competitive position. Goodwill will be evaluated for impairment at least annually. Goodwill attributable to the acquisition of SDPI is not deductible for tax purposes.

The following table sets forth the amounts allocated to the identified intangible assets, the estimated useful lives of those intangible assets as of the SDPI Closing Date, and the methodologies used to determine the fair values of those intangible assets ($ in thousands):

	Fair value	Useful life (in years)	Fair value methodology
Customer relationships	$ 13,400	15	Multi-period Excess Earnings Method
Developed technology	8,600	15	Relief-From-Royalty Method
Trade names	800	15	Relief-From-Royalty Method
Backlog	50	0.4	Multi-period Excess Earnings Method
Total intangible assets	$ 22,850		

The intangible assets acquired are expected to be amortized over their useful lives on a straight-line basis.

The Company incurred acquisition-related costs of $3.4 million during the year ended December 31, 2024, which are included in other expense, net in the consolidated statements of income and comprehensive income.

The Company's consolidated statements of income and comprehensive income for the year ended December 31, 2024 include SDPI's revenues of $5.0 million and net loss of $1.4 million.

Supplemental Pro Forma Information (unaudited)

The unaudited supplemental pro forma financial results below for the years ended December 31, 2024 and 2023, combine the consolidated results of the Company and SDPI, giving effect to the Merger as if it had been completed on January 1, 2023. The unaudited supplemental pro forma financial results to not give effect to the impact of the CTG or EDP Acquisition. This unaudited supplemental pro forma financial information is presented for informational purposes only and is not indicative of future operations or results had the acquisition been completed as of January 1, 2023, or any other date.

(in thousands)	Year ended December 31,	
	2024	2023
Pro forma revenue	$ 159,992	$ 162,509
Pro forma net income	$ (5,336)	$ 10,752

The unaudited supplemental pro forma financial information in the table above contains material nonrecurring pro forma adjustments to (i) record acquisition-related costs incurred by the Company prior to the SDPI Closing Date in the amount of $0.6 million and (ii) to record stock compensation expense of $0.5 million for SDPI options that vested upon the closing of the acquisition of SDPI.

Acquisition of European Drilling Projects B.V.

On September 30, 2024, the Company's wholly owned subsidiary, Drilling Tools International, Inc., entered the Share Purchase Agreement with European Drilling Projects B.V. ("EDP"), and the sole shareholder of EDP, to acquire 100% of the shares of EDP. European Drilling Products is a global provider of next-generation stabilizers, specialty reamers, and wellbore optimization technology for the drilling industry. EDP designs and manufactures bespoke drilling equipment tailored to address specific industry challenges. The integration of EDP's expertise aligns seamlessly with DTI's international growth strategy and commitment to technological differentiation.

In accordance with the terms of the Merger Agreement, the closing of the acquisition occurred on October 3, 2024 (the "EDP Closing Date" or "EDP Closing") for total consideration of $13.9 million. The consideration for the acquisition of $13.9 million is comprised of the following items (in thousands):

Cash paid to EDP's sole shareholder	$ 6,307
Note payable issued by DTI to EDP's sole shareholder [1]	5,207
Cash repayment of EDP debt	1,889
Cash paid to settle employee stock appreciation right awards [2]	468
Effective settlement of preexisting relationship between DTI and EDP [3]	29
Fair value of consideration transferred	$ 13,900

(1) Represents promissory note issued to EDP's sole shareholder by DTI in lieu of cash paid at closing.

(2) Represents the employee stock appreciation rights that vest immediately upon a change in control event per the original award terms. DTI paid cash to settle the vested awards at the EDP Closing Date.

(3) Represents the effective settlement of DTI's accounts receivable from EDP as EDP was a customer of EDP's prior to the EDP Closing.

The acquisition of EDP has been accounted for as a business combination in accordance with ASC 805, Business Combinations ("ASC 805"). Drilling Tools International, Inc. has been treated as the accounting acquirer. Accordingly, EDP's tangible and identifiable intangible assets acquired, and its liabilities assumed were recorded at their estimated fair values on the EDP Closing Date. The purchase price allocation for the Merger is preliminary and subject to revision. Additional information that existed as of the EDP Closing Date may become known during the remainder of the measurement period, which will not extend beyond one year from the EDP Closing Date.

The preliminary allocation of the purchase is as follows (in thousands):

Assets acquired:		
Cash	$	79
Accounts receivable, net		1,180
Accrued Revenue		271
Other current assets		925
Property, plant and equipment, net		3,176
Operating lease right-of-use asset		325
Intangible assets, net		8,197
Total assets acquired		14,153
Liabilities assumed:		
Accounts payable		428
Other current liabilities		876
Debt, noncurrent		138
Operating lease liabilities, less current portion		325
Deferred tax liabilities, net		2
Total liabilities assumed		1,769
Total identifiable net assets		12,384
Goodwill		1,516
Total net assets acquired and goodwill	$	13,900

The excess of the fair value of the consideration transferred over the fair values of the net identifiable tangible and intangible assets acquired has been assigned to goodwill. Goodwill represents the future benefits of acquiring EDP as the acquisition not only enhances DTI's competitive edge, but also reinforces its position as a leader in providing innovative drilling solutions to the global oil and gas industry. Goodwill will be evaluated for impairment at least annually. Goodwill attributable to the acquisition of EDP is not deductible for tax purposes.

The following table sets forth the amounts allocated to the identified intangible assets, the estimated useful lives of those intangible assets as of the EDP Closing Date, and the methodologies used to determine the fair values of those intangible assets (in thousands):

		Fair value	Useful life (in years)
Customer relationships	$	4,135	25
Developed technology		3,721	15
Trade names		341	20
Total intangible assets	$	8,197	

The intangible assets acquired are expected to be amortized over their useful lives on a straight-line basis.

The Company incurred acquisition-related costs of $1.0 million during year ended December 31, 2024, which is included in other expense, net in the consolidated statements of income and comprehensive income.

The Company's consolidated statements of income and comprehensive income for the year ended December 31, 2024 include EDP's revenues of $1.0 million and net loss of $0.2 million from the EDP Closing Date to December 31, 2024.

NOTE 4 - INVESTMENTS – EQUITY SECURITIES

The following table shows the cost and fair value of the Company's investments in equity securities (in thousands):

	Cost		Unrealized Gain		Fair Value	
December 31, 2024	$	—	$	—	$	—

	Cost		Unrealized Loss		Fair Value	
December 31, 2023	$	999	$	(111)	$	888

Unrealized holding gains on equity securities for the year ended December 31, 2024 were $0.4 million where unrealized holding losses on equity securities for the year ended December 31, 2023 were $0.3 million. On July 31, 2024, the Company elected cash for the shares owned in SDPI. The Company received $1.2 million in cash and recognized a realized loss of $12 thousand. Refer to *Note 3 - Business Combinations* for more information.

NOTE 5 – BALANCE SHEET DETAILS - CURRENT ASSETS AND CURRENT LIABILITIES

Inventories, net

The following table shows the components of inventory (in thousands):

	December 31, 2024		December 31, 2023	
Raw materials	$	12,928	$	5,022
Work in progress		1,828		—
Finished goods		2,897		16
Total inventories		**17,653**		**5,038**
Allowance for obsolete inventory		(151)		(4)
Inventories, net	**$**	**17,502**	**$**	**5,034**

Prepaid expenses and other current assets

The following table shows the components of prepaid expenses and other current assets (in thousands):

	December 31, 2024		December 31, 2023	
Prepaid expenses:				
Deposits on inventory	$	551	$	2,146
Prepaid income tax		1,293		362
Prepaid insurance		958		1,110
Prepaid rent		449		372
Prepaid equipment		263		331
Prepaid other		361		214
Other current assets:				
Other		—		18
Total	**$**	**3,874**	**$**	**4,553**

Accrued expenses and other current liabilities

The following table shows the components of accrued expenses and other current liabilities (in thousands):

	December 31, 2024		December 31, 2023	
Accrued expenses:				
Accrued compensation and related benefits	$	4,497	$	4,999
Accrued insurance		645		978
Accrued transaction advisory fees		—		1,000
Accrued professional services		253		189
Accrued interest		416		58
Accrued property taxes		44		60
Accrued monitoring fee		373		373
Other		264		147
Other current liabilities:				
Income tax payable		459		1,586
Sales tax payable		229		71
Unbilled lost-in-hole revenue		8		76
Deferred revenue		675		1,042
Total accrued expenses and other current liabilities	**$**	**7,863**	**$**	**10,579**

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

The following table shows the component of property, plant and equipment, net (in thousands):

	Estimated Useful Lives (in Years)	December 31, 2024	December 31, 2023
Rental tools and equipment	5-10	$ 205,939	$ 188,949
Buildings and improvements	5-40	7,074	6,672
Office furniture, fixtures and equipment	3-5	2,507	2,389
Transportation and equipment	3-5	715	793
Total property, plant and equipment		**216,234**	**198,803**
Less: accumulated depreciation		(142,203)	(133,003)
Property, plant and equipment, net (excluding construction in progress)		**74,031**	**65,800**
Construction in progress		1,540	—
Property, plant and equipment, net		**$ 75,571**	**$ 65,800**

Total depreciation expense for the year ended December 31, 2024 and 2023 was approximately $21.5 million and $20.3 million, respectively. The Company has not acquired any property, plant and equipment under capital leases.

Property, plant and equipment, net, were concentrated within the United States. As of December 31, 2024 and December 31, 2023, property, plant and equipment, net held within the United States was $66.9 million and $63.0 million, respectively, or 89% and 96% of total property, plant and equipment, net, respectively. As of December 31, 2024 and December 31, 2023, property, plant and equipment, net held outside of the United States was $8.6 million and $2.8 million, or 11% and 4% of total property, plant and equipment net for both periods.

NOTE 7 -INTANGIBLES, NET

The following table shows the components of intangible assets, net (in thousands):

	Useful Lives (in Years)	December 31, 2024	December 31, 2023
Trade name	10-15	$ 3,184	$ 1,280
Developed Technology	13-20	15,438	—
Customer Relationships	15-20	21,081	—
Patents	5-20	11	270
Total intangible assets		**39,714**	**1,550**
Less: accumulated amortization		(2,482)	(1,334)
Intangible assets, net		**$ 37,232**	**$ 216**

Total amortization expense for the year ended December 31, 2024 and December 31, 2023 was approximately $1.2 million and $47.1 thousand respectively.

NOTE 8 - GOODWILL

The change in carrying amount of goodwill for the years ended December 31, 2024 was as follows (in thousands):

	Total
Net balance as of December 31, 2023	$ —
Additions due to business combinations	12,378
Impairments	—
Foreign currency translation	(231)
Total	**$ 12,147**

NOTE 9 – LEASES

The Company leases various facilities and vehicles under noncancelable operating lease agreements. The remaining lease terms for our leases range from 1 month to 14 years. These leases often include options to extend the term of the lease, which may be for periods of up to 5 years. When it is reasonably certain that the option will be exercised, the impact of the renewal term is included in the lease term for purposes of determining total future lease payments and measuring the ROU asset and lease liability. We apply the short-term lease policy election, which allows us to exclude from recognition leases with an original term of 12 months or less. We have not entered into any finance leases as of December 31, 2024.

For the year ended December 31, 2024 and December 31, 2023, the components of the Company's lease expense were as follows (in thousands):

	Year Ended December 31, 2024		Year Ended December 31, 2023
Operating Lease Cost	$	6,494	$ 6,077
Short-term Lease Cost		136	130
Variable Lease Cost		382	320
Sublease Income		—	(76)
Total Lease Cost	**$**	**7,012**	**$ 6,451**

Supplemental balance sheet information related to leases was as follows (in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023
Weighted-average remaining lease term (in years)	7.11	6.55
Weighted average discount rate	7.57%	5.80%

Future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities recognized on the consolidated balance sheet as of December 31, 2024 were as follows (in thousands):

2025	$	5,788
2026		5,113
2027		3,781
2028		3,094
2029		2,538
Thereafter		9,490
Total lease payments	**$**	**29,804**
Less: imputed interest		(6,918)
Present value of lease liabilities	**$**	**22,886**

The Company leases downhole drilling tools to companies in the oil and natural gas industry. Such leases are accounted for in accordance with ASC 842. For the year ended December 31, 2024 and 2023, tool rental revenue was approximately $117.9 million and $119.2 million, respectively. Our lease contract periods are short-term in nature and are typically daily, monthly, per well, or footage based. As it is unknown when the customers will return our tools, no maturity table is presented.

NOTE 10 – DEBT

In December 2015, the Company entered into a credit facility with PNC Bank, National Association (the "Existing Credit Facility"). The facility provided for a revolving line of credit with a maximum borrowing amount totaling $60.0 million.

On March 15, 2024, the Company refinanced its revolving credit facility (the "Refinancing") by entering into a Second Amended and Restated Revolving Credit, Term Loan and Security and Guaranty Agreement (the "Credit Facility") with certain of the Company's subsidiaries and PNC Bank, National Association as lender and as agent. Pursuant to the terms of the Credit Facility, the Company will be provided a revolving line of credit in a principal amount up to $80.0 million and a single draw term loan (the "Term Loan") in a principal amount of $25.0 million. The line of credit and the Term Loan mature in March 2029. The Credit Facility amends and restates the Company's Existing Credit Facility under that certain Amended and Restated Revolving Credit, Term Loan, and Security Agreement, dated as of June 20, 2023, by and among the Company, certain of its subsidiaries, and PNC Bank National Association. Additionally, we are required to make an annual payment of up to $5,000,000, to be determined based on the Excess Cash Flows generated each fiscal year commencing with the year ended December 31, 2024, as defined in the Credit Facility. We expect to make our first payment in April 2025, and accordingly have recorded that amount within current maturities of long-term debt at December 31, 2024.

For the year ended December 31, 2024, the interest on the amount drawn on the Credit Facility and the outstanding Term Loan balance are based on the Secured Overnight Financing Rate ("SOFR") or the bank's base lending rate plus applicable margin (approximately 9.25% and 8.55%, respectively, at December 31, 2024). The Credit Facility is collateralized by substantially all the assets of the Company.

As of December 31, 2024 , the Company has drawn $27.1 million against the line of credit. As of December 31, 2024, the term loan has a balance of $21.7 million.

The Company is subject to various restrictive covenants associated with these borrowings including, but not limited to, a fixed charge ratio, and a minimum amount of undrawn availability. As of December 31, 2024 , the Company was in compliance with all restrictive covenants.

In connection with acquisition of EDP, the Company issued an unsecured promissory note to the former parent company of EDP, totaling $5.2 million. The note bears an interest rate of 8% per annum. The note matures in December 2029 and payments are made quarterly. Please refer to *Note 3, Business Combinations*, for more information surrounding the issuance of the unsecured promissory note.

As of December 31, 2024, the future maturities of long-term debt consisted of the following (in thousands):

2025	$	6,995
2026		5,975
2027		6,056
2028		6,143
2029		28,644
Total long term debt	$	**53,813**

Contingent Interest Embedded Derivative Liability

Under the Credit Facility Agreement, the interest rate will reset (the 'Default Rate') upon the event of a default and an additional 2% will be added to the base rate. The Company analyzed the Default Rate feature of the Credit Facility for derivative accounting consideration under ASC 815, *Derivatives and Hedging*, and determined the Default Rate met the definition of a derivative as it is a contingent interest feature. The Company also noted that the Default Rate feature (the 'Default Rate Derivative') required bifurcation from the host contract and was to be accounted for at fair value. In accordance with ASC 815-15, the Company bifurcated the Default Rate feature of the note and determined the derivative is liability classified.

The Default Rate Derivative is treated as a liability, initially measured at fair value with subsequent changes in fair value recorded in earnings. Management has assessed the probability of occurrence for a non-credit default event and determined the likelihood of a referenced event to be remote. Therefore, the estimated fair value of the Default Rate Derivative was negligible as of December 31, 2024 and 2023 and, therefore, no amounts were recorded as of December 31, 2024 and 2023.

NOTE 11 – INCOME TAXES

For the years ended December 31, 2024, and 2023, income from continuing operations before taxes consisted of amounts related to U.S. operations and income associated with the Company's foreign operations. The geographical breakdown of the Company's income before provision for income taxes was as follows (in thousands):

	Year Ended December 31,			
	2024		**2023**	
Domestic	$	1,274	$	17,351
International		1,710		2,443
Profits before provision for income taxes	**$**	**2,984**	**$**	**19,794**

Income tax expense attributable to income from continuing operations consists of (in thousands):

	Year Ended December 31,			
	2024		**2023**	
Current provision for income taxes:				
Federal	$	1,271	$	162
Foreign		(1,107)		656
State		584		785
Total current		748		1,603
Deferred tax expense (benefit):				
Federal		(1,078)		3,826
Foreign		480		34
State		(180)		(417)
Total deferred tax expense:		(778)		3,443
Total provision for income taxes	**$**	**(30)**	**$**	**5,046**

Tax rate reconciliation

The following table presents a reconciliation of the federal statutory rate to the Company's effective tax rate:

	Year Ended December 31,	
	2024	**2023**
U.S. federal tax benefit at statutory rate	21.0%	21.0%
State taxes, net of federal benefit	12.7%	1.9%
Permanent differences	22.7%	3.6%
Permanent differences related to foreign items	-5.8%	0.0%
Transfer pricing	1.2%	0.0%
Foreign rate differential	1.4%	0.0%
Foreign taxes	-10.4%	0.2%
Valuation allowance	-0.3%	0.0%
Credits	-12.1%	0.0%
Income taxes deferred adjustment	27.0%	0.0%
Income taxes payable adjustment	-58.8%	0.0%
Other	0.4%	-1.2%
Effective tax rate	**-1.0%**	**25.5%**

Significant components of deferred taxes

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2024 and 2023 are presented below (in thousands):

	Year Ended December 31,	
	2024	**2023**
Deferred tax assets		
Net operating loss carryforward	$ 3,488	$ 1,544
Allowance for doubtful accounts	321	333
Share-based compensation	1,800	1,451
Bonus accrual	70	440
Inventory	220	130
Intangible assets	1,815	1,129
Federal credits	3,252	—
Other	2,681	—
Gross deferred tax assets	13,647	5,028
Valuation allowance	(3,019)	—
Net deferred tax assets	10,628	5,028
Deferred tax liabilities		
Depreciation on property, plant, and equipment	(10,902)	(11,391)
Withholding tax on unremitted earnings	(431)	(264)
Other	(5,221)	—
Deferred tax liabilities	(16,554)	(11,655)
Net deferred liabilities	$ (5,926)	$ (6,627)

At December 31, 2024 and 2023, the Company had federal net operating loss carryforward of approximately nil and $4.1 million, respectively, which may be carried forward indefinitely and state and local net operating loss carryforward of approximately $7.0 million and $8.8 million, respectively, which expire at various dates.

The utilization of the Company's net operating losses may be subject to a limitation due to the "change in ownership provisions" under Section 382 of the Internal Revenue Code and similar state and foreign provisions. Such limitations may result in the expiration of the net operating loss carryforwards before their utilization.

The Company is subject to income taxes in the U.S. federal jurisdiction, various state jurisdictions as well as Canada. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company's tax years remain open for examination by all tax authorities since inception and carryover attributes remain open to adjustment by the U.S. and state authorities.

NOTE 12 – STOCK-BASED COMPENSATION

Stock Options

On June 20, 2023, the Company adopted the Drilling Tools International Corporation 2023 Omnibus Incentive Plan (the "2023 Plan"). The 2023 Plan became effective on the closing of the Merger. The 2023 Plan provides for the issuance of shares of Common Stock up to ten percent (10%) of the shares of outstanding Common Stock as of the closing of the Merger and automatically increases on the first trading day of each calendar year by the number of shares of Common Stock equal to three percent (3%) of the total number of outstanding Common Stock on the last day of the prior calendar year. The 2023 Plan allows for awards to be issued to employees, non-employee directors, and consultants in the form of options, stock appreciation rights, restricted shares, restricted stock units, performance based awards, other share-based awards, other cash-based awards, or a combination of the foregoing. As of December 31, 2024, there were 1,056,536 shares of Common Stock available for issuance under the 2023 Plan.

In connection with the Merger, all outstanding options to purchase shares of DTIH common stock were canceled and exchanged for options to purchase shares of DTIC Common Stock ("Company Options"). The number of Company Options issued and the associated exercise prices were adjusted using the Common Exchange Ratio used for the Merger (see Note 3, *Merger*). As a result of the Merger, the Company issued options to purchase a total of 2,361,722 shares of the Company's Common Stock to former holders of the DTIH stock options. The vesting schedules, remaining term, and provisions (other than the adjusted number of underlying shares and exercise prices) of the Company Options issued, are identical to the vesting schedules, remaining term, and other provisions of the DTIH stock options that were exchanged. Per a post-closing amendment, Company Options currently held by former holders of DTIH stock options are no longer subject to employment considerations.

The fair value of each stock option award is estimated on the date of grant using a Black-Scholes model. Expected volatilities are based on comparable public company data. The Company uses future estimated employee termination and forfeiture rates of the options within the valuation model. The expected term of options granted is derived using the "plain vanilla" method due to the lack of history and volume of option activity at the Company. The risk-free rate is based on the approximate U.S. Treasury yield rate in effect at the time of grant. The Company's calculation of share price involves the use of different valuation techniques, including a combination of an income and market approach. For any grants of stock options subsequent to the Company being publicly traded, the Company will use the quoted market price as of the grant date as an input into the Black-Scholes model.

The following table summarizes options outstanding, as well as activity for the year ended December 31, 2024 and December 31, 2023:

	Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)		Aggregate Intrinsic Value
OUTSTANDING, December 31, 2022	2,494,097	$	4.04	3.93	$	11,687
Granted	—		—	—		—
Exercised	(132,375)		5.04	—		—
Forfeited	—		—	—		—
OUTSTANDING, December 31, 2023	2,361,722		4.02	3.37		—
Granted	2,670,374		3.04	—		—
Exercised	(68,470)		3.72	—		—
Forfeited	—		—	—		—
OUTSTANDING, December 31, 2024	4,963,626		3.50	6.46		677
UNVESTED, December 31, 2024	2,600,000		3.02	9.63		23
EXERCISABLE, December 31, 2024	2,363,626		4.03	2.96		655

During the year ended December 31, 2023, the Company recognized $1.7 million of stock-based compensation expense within selling, general, and administrative expense on the consolidated statements of income and comprehensive income related to the accelerated vesting of an executive's 534,063 performance-based stock options. The performance conditions were satisfied upon completion of the Merger and all 534,063 performance-based stock options vested on June 20, 2023.

During the year ended December 31, 2023, the Company recognized $2.3 million of stock-based compensation expense within other expense, net on the consolidated statements of income and comprehensive income as a result of the issuance of shares in accordance with the TSA with HHLLC (see Note 3 - *Merger*).

During the year ended December 31, 2024, the Company recognized $1.4 million of stock-based compensation expense related to stock options within selling, general, and administrative expenses on the consolidated statements of income and comprehensive income. As of December 31, 2024, total unrecognized compensation expense related to the stock options totaled $3.1 million.

Restricted Stock Units

In May 2024, the Company issued an aggregate 143,000 restricted stock units ("RSUs") to five members of the Board (the "Directors"). Of the awards, 74,440 RSUs were deemed to be related to services performed during the year ended December 31, 2023, and were to vest immediately, while the remaining 68,560 RSUs are subject to a vesting term of one year. The Directors are considered to be employees of the Company under ASC 718.

During year ended December 31, 2024, the Company recognized $0.7 million of stock based compensation related to RSUs within selling, general, and administrative expenses on the consolidated statements of income and comprehensive income. As of December 31, 2024, unrecognized compensation expense related to the RSUs totaled $0.1 million

NOTE 13 – OTHER EXPENSE, NET

The following table shows the components of other expenses, net for the years ended December 31, 2024, and 2023 (in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023
HHLLC stock-based compensation	$ —	$ (2,339)
Transaction fees	(7,036)	(3,640)
Other, net	(664)	(428)
Interest income	197	48
Other expense, net	**$ (7,503)**	**$ (6,359)**

NOTE 14 – RELATED PARTY TRANSACTIONS

Management fees
For the years ended December 31, 2024 and 2023, management fees paid to Hicks Holdings Operating LLC, a shareholder of the Company, were approximately $0.8 million and $1.1 million, respectively. Management fees paid to the shareholder are included in selling, general and administrative expense in the accompanying consolidated statements of income and comprehensive income.

Director fees
For the years ended December 31, 2024 and 2023, director fees paid to our Board of Directors were approximately $0.6 million and $0.2 million, respectively. Director fees are included in selling, general and administrative expense in the accompanying consolidated statements of income and comprehensive income.

Leases
For the years ended December 31, 2024 and 2023, the Company paid rent expense to Cree Investments, LLC, a shareholder of the Company, of approximately $51 thousand and $51 thousand, respectively, relating to the lease of a building. Future minimum lease payments related to this lease are included in the future minimum lease schedule in Note 7, *Leases*.

Promissory Notes
Upon consummation of the Merger on June 20, 2023, the Company issued shares of DTIC Common Stock in connection with the PIPE Financing to payoff convertible promissory notes which were issued to an affiliate of the ROC Sponsor on December 6, 2022 and March 2, 2023, respectively. The notes did not bear interest and were in the amounts of $2.1 million and $2.1 million, respectively.

Working Capital Loan
Prior to the Merger on June 20, 2023, ROC paid the remaining outstanding principal amount owed to an affiliate of the ROC Sponsor in the amount of $0.4 million for a loan to fund working capital deficiencies and finance transaction costs in connection with the Merger. The loan did not bear interest.

Sale of trucks
During the year ended December 31, 2024, the Company sold two trucks to employees of the Company. The transactions were conducted at fair market value, with a total sales price of $0.1 million. As of December 31, 2024, the Company did not have any receivables recorded on the consolidated balance sheet related to this transaction.

Related Party Note Receivable
On July 31, 2024 ("Closing Date"), the Company entered into the Sixth Amendment and Restated Promissory Note with Tronco Energy Corporation ("Tronco"), an entity owned by employees of the Company. Pursuant to the Sixth Amendment and Restated Promissory Note, Tronco will make payments to the Company of $1.3 million annually, commencing on the first anniversary of the Closing Date through the fifth anniversary of the Closing Date. Per the agreement, if the 20-day average stock price of DTI falls below $3.20 per share, the principal that otherwise would have been due shall be deferred and apportioned over the remaining payment dates under specified in the agreement. Any payments due and not received by the Company before the fifth date following the anniversary date will bear interest from the date of nonpayment until paid equal to 3%. In accordance with ASC 805, the receivables fair value was measured at the present value of future cash flows upon the Closing Date. The carrying value of the note as of December 31, 2024 was $5.2 million.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

The Company maintains operating leases for various facilities and vehicles. See Note 9, *Leases*, for further information.

Litigation

From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims.

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company's products when used for their intended purposes infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company's limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim.

Management Fee

The Company is required to pay a monthly management fee to a shareholder. The fee is based upon a percentage of the Company's trailing twelve months, earnings before interest, taxes and accumulated depreciation amount, as defined in the management agreement (refer to Note 14 – Related Parties Transactions).

NOTE 16 – EMPLOYEE BENEFIT PLANS

The Company sponsors various defined contribution savings plan, primarily in the U.S., that allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with specified guidelines. Under specified conditions, the Company will make contributions to the plans and/or match a percentage of the employee contributions up to certain limits. Total expense related to the defined contribution plans for the years ended December 31, 2024 and 2023 was $0.7 million and $0.5 million, respectively.

NOTE 17 – EARNINGS PER SHARE

Basic earnings per share is computed using the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed using the weighted-average number of common shares outstanding for the period plus dilutive potential common shares, including performance share awards, using the treasury stock method. Performance share awards are included based on the number of shares that would be issued as if the end of the reporting period was the end of the performance period and the result was dilutive.

The following table sets forth the computation of the Company's basic and diluted net earnings per share for the years ended December 31, 2024 and 2023 (in thousands, except share and per share data):

	Year Ended December 31,	
	2024	**2023**
Numerator:		
Net income	$ 3,014	$ 14,748
Less: Redeemable Convertible Preferred Stock dividends	—	(314)
Net income attributable to common shareholders — basic	$ 3,014	$ 14,434
Add: Redeemable Convertible Preferred Stock dividends	—	314
Net income attributable to common shareholders — diluted	$ 3,014	$ 14,748
Denominator		
Weighted-average common shares used in computing earnings per share — basic	31,938,847	21,421,610
Weighted-average effect of potentially dilutive securities:		
Effect of potentially dilutive time-based stock options	311,277	488,997
Effect of potentially dilutive performance-based stock options	41,033	45,202
Effect of potentially dilutive restricted stock units	17,022	—
Effect of potentially dilutive redeemable convertible preferred stock	—	3,175,215
Weighted-average common shares outstanding — diluted	32,308,179	25,131,024
Earnings per share — basic	$ 0.09	$ 0.67
Earnings per share — diluted	$ 0.09	$ 0.59

As of December 31, 2024 and 2023, the Company's potentially dilutive securities consisted of options to purchase common stock. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net income per share for the periods presented because including them would have had an anti-dilutive effect:

	Year Ended December 31,	
	2024	2023
Time-based options outstanding	140,135	140,135
Total	**140,135**	**140,135**

NOTE 18 – SEGMENT INFORMATION

Operating segments are identified as components of an enterprise about which discrete financial information is available for evaluation by the CODM in deciding resource allocation and assessing performance. The Company's Chief Executive Officer serves as the CODM. The Company's CODM reviews financial information presented on a consolidated basis for the purposes of making operational decisions, allocating resources, and evaluating financial performance. Consequently, the Company has determined it has one operating and reportable segment as of December 31, 2024.

The Company's single segment derives revenues from customers by providing oilfield equipment and services to operators in the oil and natural gas sectors. The CODM assesses performance for the single segment and decides how to allocate resources by using consolidated net income as reported on the consolidated statements of income and comprehensive income. The Company's CODM does not review segment assets at a different level or category than those disclosed in the consolidated balance sheet. The CODM uses consolidated net income predominantly in the annual budget and forecasting process. The CODM considers budget-to-actual variances on a monthly basis to forecast future performance, adjust the budget, and make decisions about the allocation of operating and capital resources to the segment.

The table below provides information about segment revenue, significant expenses, other segment items, and segment net income for the year ended December 31, 2024:

	Year Ended December 31,	
	2024	2023
Revenue	$ 154,446	$ 152,034
Less:		
Cost of sales	38,491	35,519
Operating, general, and administrative expenses	76,801	66,655
Other segment items[1]	8,969	8,611
Depreciation and amortization expense	23,832	20,352
Interest expense	3,369	1,103
Income tax expense	(30)	5,046
Consolidated net income (loss)	**$ 3,014**	**$ 14,748**

      (1) Other segment items included in segment net income include monitoring fees, miscellaneous expense (income), stock expense, and transaction expenses.

NOTE 19 – SUBSEQUENT EVENTS

Change in Reportable Segments

Beginning in January 2025, coinciding with the closing of the Company's acquisition of Titan Tools Services Limited, the Company has realigned its operations to support its strategic initiatives to expand its global operations and reach new markets, particularly in the Eastern Hemisphere. As a result, the Company realigned its reportable segments to correspond with changes to its operating model, management structure, and organizational responsibilities. Effective January 2, 2025, the Company will bifurcate its results into two segments: Eastern Hemisphere and Western Hemisphere. As of December 31, 2024, this realignment has not been reflected within the Company's financial statements. Beginning with the first quarter in 2025, Form 10-Q will reflect the new reportable segments and corresponding information for prior periods will be retrospectively revised to reflect this change in reportable segments.

Acquisition of Titan Tools Services Ltd.

On January 2, 2025, the Company announced the closing of a share purchase agreement (the "Titan Purchase Agreement", the "Agreement") to acquire one hundred percent (100%) of the shares of Titan Tools Services Limited, a Scottish limited company ("Titan"). Titan is a downhole tool rental company that specializes in renting, servicing, and manufacturing advanced drilling equipment for the oil, gas, and geothermal industries. Consideration for the Titan acquisition primarily consists of (i) £4.9 million in cash, as adjusted for cash acquired and other items pursuant to the Agreement, and (ii) 0.9 million shares of the Company's common stock . The initial accounting for this business combination is in process, which includes conducting a valuation analysis to value the assets and liabilities assumed as a result of the transaction. As such, the impact on the consolidated financial statements cannot be estimated at this time.

Restricted Stock Unit Grant

On February 28, 2025, the Company issued restricted stock units ("2025 RSUs") to members of the Company's management team. A total of 909,321 units were granted. Each of the 2025 RSUs vest in substantially equal installments on each of the first four (4) anniversaries of the grant date. The 2025 RSUs were issued with a grant date fair value of $3.23 per share.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures in effect as of December 31, 2024, the end of the period covered by this Report, using the Internal Control Integrated Framework ("ICIF") by the Committee of Sponsoring Organizations (COSO). As a result of management's evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at a reasonable assurance level as of December 31, 2024.

Our disclosure controls and procedures were not effective as of December 31, 2024because all findings in connection with our preparation and the audit of our consolidated financial statements as of and for the year ended December 31, 2022 and December 31, 2023, have not been fully remediated despite ongoing projects and improvements made in the current year. As a result, we were not able to rely upon the disclosure controls and procedures that were in place as of December 31, 2024 and we continue to have a material weakness in our internal control over financial reporting. This material weakness is described in more detail below.

Remediation of Previously Reported Material Weaknesses

Our management previously determined that material weaknesses in our internal control over financial reporting existed related to the design and maintenance of internal controls commensurate with our financial reporting requirements. In connection with our preparation and the audit of our consolidated financial statements as of and for the year ended December 31, 2022 , we identified the following deficiencies in the design or operation of our internal controls to be a material weakness:

- Failure to promote effective internal control over financial reporting throughout the Company's management structure;

- Failure to develop effective risk assessment controls to identify financial reporting risks and reacting to changes in the operating environment that could have a material effect on financial reporting;

- Inadequate documentation and monitoring of information technology ("IT") general controls and cyber-security processes within the Company's IT environment, including access controls and segregation of duties between key IT functions; and

- Ineffective monitoring activities to assess the operation of internal control over financial reporting;

During 2023 and 2024, management made significant progress on remediation initiatives in response to the previously identified material weakness. Specific remedial actions included:

- Hiring additional personnel in our finance department with experience commensurate with our financial accounting and reporting requirements;

- Implementing a policy requiring SOX training, and performing a full-day SOX training, for all process and control owners;

- Implementing a risk assessment process to identify key accounts and systems and their related risks; and

- Performing a segregation of duties assessment over the IT systems to cover both IT and business process related conflicts by highlighting mitigating controls for high and medium risk areas..

As a result, we have concluded that our remediation efforts have been successful and that the first three previously identified material weaknesses were remediated as of December 31, 2024.

Management is continuing it's effort to remediate the fourth material weakness.

Ongoing Remediation Efforts

As noted above, management believes that the following material is not yet remediated;

- Ineffective monitoring activities to assess the operation of internal control over financial reporting;

We have made progress towards remediation of the remaining material weakness with the following steps:

- Developing a plan to monitor and assess the established control environment;

- Developing and implementing a periodic testing plan to assess the design of implemented controls covering all material business processes and systems;

- Executing the testing plan as designed; and

- Reporting results of testing to management and the Board of Directors.

Through the work performed in 2024, management has identified the below areas for improvement to fully remediate the fourth material weakness:

- Employees should be trained on Information Produced by Entity (IPE) and IPE procedures should be built into internal controls and tested;

- Provide greater precision of evidence related to the performance of both the business process and IT controls;

- Continue to implement, refine and assess controls over gaps identified from previous years and during our remediation efforts; and

- Monitor the execution of IT and business process controls throughout the year.

The process of maintaining effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects.

Changes in Internal Control over Financial Reporting

During 2024, we made three acquisitions that impacted the control environment. On March 18, 2024, we completed the acquisition of Deep Casing Tools ("DCT"). On August 1, 2024, we completed the acquisition of Superior Drilling Products. As part of the acquisition, the Superior was renamed to Diamond Products Drilling ("DPD"). On October 3, 2024, we completed the acquisition of European Drilling Projects ("EDP"). We are permitted to omit an assessment of an acquired business' internal control over financial reporting from our assessment of internal control over financial reporting for a period not to exceed one year from the date of the acquisition. Accordingly, we have excluded the internal control over financial reporting of DPD, DCT, and EDP from management's assessment of internal control over financial reporting as of December 31, 2024.

The total assets of DCT, DPD, EDP represent approximately 10%, 23% and 7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024.

The total revenues of DCT, DPD, EDP represent approximately 5%, 2% and less than 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024.

There were no other changes in our internal control environment during the most recently completed fiscal quarter ended December 31, 2024, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item (and only such information) is incorporated by reference to our Proxy Statement.

Item 11. Executive Compensation.

The information required by this item (and only such information) is incorporated by reference to our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item (and only such information) is incorporated by reference to our Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item (and only such information) is incorporated by reference to our Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by this item (and only such information) is incorporated by reference to our Proxy Statement.

Item 15. Exhibits, Financial Statement Schedules.

(1) Financial Statement

The consolidated financial statements of Drilling Tools International Corporation and the Report of Independent Registered Public Accounting Firm are included in Part II, Item 8. Of this Annual Report. Reference is made to the accompanying Index to Consolidated Financial Statements.

(2) Financial Statement Schedules

All financial statement schedules have been omitted because they are not applicable or the required information presented in the financial statements or the notes thereto.

(3) Index to Exhibits

The exhibits required to be filed or furnished pursuant to Item 601 of Regulation S-K are set forth below.

Exhibit Number	Description
2.1†	Agreement and Plan of Merger, dated as of February 13, 2023, by and among ROC Energy Acquisition Corp., ROC Merger Sub, Inc. and Drilling Tools International Holdings, Inc. (incorporated by reference to Exhibit 2.1 to ROC Energy Acquisition Corp.'s Current Report on Form 8-K (File No. 001-41103), filed with the Securities and Exchange Commission on February 13, 2023).
2.2	First Amendment to the Agreement and Plan of Merger, by and among ROC Energy Acquisition Corp., ROC Merger Sub, Inc. and Drilling Tools International Holdings, Inc. (incorporated by reference to Exhibit 2.1 to ROC Energy Acquisition Corp.'s Current Report on Form 8-K (File No. 001-41103), filed with the Securities and Exchange Commission on June 9, 2023).
3.1	Second Amended and Restated Certificate of Incorporation of Drilling Tools International Corporation (incorporated by reference to Exhibit 3.1 to Drilling Tools International Corporation's Current Report on Form 8-K (File No. 001-41103), filed with the Securities and Exchange Commission on June 27, 2023).
3.2	Amended and Restated Bylaws of Drilling Tools International Corporation (incorporated by reference to Exhibit 3.2 to Drilling Tools International Corporation's Current Report on Form 8-K (File No. 001-41103), filed with the Securities and Exchange Commission on June 27, 2023).
4.1	Form of Specimen Common Stock Certificate of Drilling Tools International Corporation (incorporated by reference to Exhibit 4.1 to Drilling Tools International Corporation's Current Report on Form 8-K (File No. 001-41103), filed with the Securities and Exchange Commission on June 27, 2023).
4.2*	Description of the Registrant's Securities
10.1	Form of Subscription Agreement (incorporated by reference to Exhibit 10.13 to ROC Energy Acquisition Corp.'s Registration Statement on Form S-4 (File No. 333-269763), filed with the Securities and Exchange Commission on April 21, 2023).
10.2	Form of Amendment to the Subscription Agreement (incorporated by reference to Exhibit 10.2 to Drilling Tools International Corporation's Current Report on Form 8-K (File No. 001-41103), filed with the Securities and Exchange Commission on June 27, 2023).
10.3	Form of Exchange Agreement (incorporated by reference to Exhibit 10.3 to Drilling Tools International Corporation's Current Report on Form 8-K (File No. 001-41103), filed with the Securities and Exchange Commission on June 27, 2023).
10.4†	Amended and Restated Revolving Credit, Term Loan and Security Agreement, dated as of June 20, 2023, by and among Drilling Tools International, Inc., certain of its subsidiaries and PNC Bank, National Association (incorporated by reference to Exhibit 10.5 to Drilling Tools International Corporation's Current Report on Form 8-K (File No. 001-41103), filed with the Securities and Exchange Commission on June 27, 2023).
10.5	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.12 to ROC Energy Acquisition Corp.'s Registration Statement on Form S-4 (File No. 333-269763), filed with the Securities and Exchange Commission on February 14, 2023).
10.6	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.7 to Drilling Tools International Corporation's Current Report on Form 8-K (File No. 001-41103), filed with the Securities and Exchange Commission on June 27, 2023).
10.7	Amended and Restated Registration Rights Agreement, dated as of February 13, 2023, between ROC Energy Acquisition Corp., ROC Energy Holdings, LLC, EarlyBird Capital, Inc., HHEP Directional, L.P., RobJon Holdings, L.P. and Michael W. Domino, Jr. (incorporated by reference to Exhibit 10.18 to ROC Energy Acquisition Corp.'s Registration Statement on Form S 4 (File No. 333-269763), filed with the Securities and Exchange Commission on February 14, 2023).
10.8#	Form of 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to ROC Energy Acquisition Corp.'s Registration Statement on Form S-4 (File No. 333-269763), filed with the Securities and Exchange Commission on February 14, 2023).
10.9	Assignment and Assumption Agreement, dated as of June 20, 2023, between Drilling Tools International Holdings, Inc. and Drilling Tools International Corporation (incorporated by reference to Exhibit 10.13 to Drilling Tools International Corporation's Registration Statement on Form S-1 (File No. 333-273348), filed with the Securities and Exchange Commission on July 20, 2023).
10.10	Second Amended and Restated Revolving Credit, Term Loan and Security Agreement, dated as of March 15, 2024, by and among Drilling Tools International, Inc., certain of its subsidiaries and PNC Bank, National Association (incorporated by reference to Exhibit 10.1 to Drilling Tools International Corporation's Current Report on Form 8-K (File No. 001-41103), filed with the Securities and Exchange Commission on March 15, 2024).
19.1*	Drilling Tools International Corporation Insider Trading Policy

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to Drilling Tools International Corporation's Current Report on Form 8-K (File No. 001-41103), filed with the Securities and Exchange Commission on June 27, 2023).
23.1*	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included on signature page hereto).
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14a and Rule 15d-14(a) of the Securities and Exchange Act, as amended.
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14a and Rule 15d-14(a) of the Securities and Exchange Act, as amended.
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to Schedule 906 of the Sarbanes-Oxley Act of 2002.
97.1*	DTI Clawback Policy - 8398475
101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104*	Cover page formatted as Inline XBRL and contained in Exhibit 101

---

*   Filed herewith.

†   Certain exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). We agree to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

Indicates management contract or compensatory plan or arrangement..

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Company Name

Date: March 14, 2025

By: /s/ R. Wayne Prejean

R. Wayne Prejean
President, CEO, and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, R. Wayne Prejean, as his attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this registration statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said registration statement. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ R. Wayne Prejean **R. Wayne Prejean**	President, CEO, and Director (Principal Executive Officer)	March 14, 2025
/s/ David R. Johnson **David R. Johnson**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 14, 2025
/s/ Thomas O. Hicks **Thomas O. Hicks**	Chairman of the Board	March 14, 2025
/s/ Eric C. Neuman **Eric C. Neuman**	Director	March 14, 2025
/s/ John D. Furst **John D. Furst**	Director	March 14, 2025
/s/ C. Richard Vermillion **C. Richard Vermillion**	Director	March 14, 2025
/s/ Curtis L. Crofford **Curtis L. Crofford**	Director	March 14, 2025
/s/ Thomas M. Patterson **Thomas M. Patterson**	Director	March 14, 2025

CORPORATE INFORMATION

BOARD OF DIRECTORS

Curtis L. Crofford
Independent Director

John D. "Jack" Furst
Independent Director

Thomas O. Hicks
Director

Eric C. Neuman
Independent Director

Thomas M. "Roe" Patterson
Independent Director

R. Wayne Prejean
President and Chief Executive Officer

C. Richard Vermillion
Independent Director

EXECUTIVE MANAGEMENT

R. Wayne Prejean
Director, President and
Chief Executive Officer

David R. Johnson
Chief Financial Officer

Michael W. Domino, Jr.
President, Directional Tool
Rentals

David Stephenson
Vice President, Eastern Hemisphere

Trent Pope
Vice President, Wellbore Optimization

Aldo Rodriguez
Vice President, Sales

Troy Meier
President, Diamond Products

Ashley Lane
Vice President, International Business
Development

David Cotten
Vice President, Technical Services

Veda Ragsdill
Vice President, Human Resources

Christian Middleton
Vice President, Finance

Jameson Parker
Vice President, Corporate
Development

CORPORATE HEADQUARTERS

Drilling Tools International Corporation
10370 Richmond Avenue, Suite 1000
Houston, Texas 77042
832-742-8500

TRANSFER AGENT

Continental Stock Transfer
& Trust Company
cstmail@continentalstock.com
www.continentialstock.com
212-509-4000

INVESTOR RELATIONS

Dennard Lascar Investor Relations
InvestorRelations@drillingtools.com
832-742-8520

**INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

Weaver & Tidwell, L.L.P.

COMMON STOCK

Class A common stock of Drilling Tools
International Corporation is traded on
the Nasdaq Capital Market under the
symbol DTI



STRENGTH. INNOVATION. PERFORMANCE.



Drilling Tools International Corporation

Corporate Headquarters

10370 Richmond Avenue, Suite 1000

Houston, TX USA 77042

832-742-8500